ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2015

Dated: February 17, 2016

Table of Contents

ITEM I		NAME AND INCORPORATION	12

ITEM II		GENERAL DEVELOPMENT OF THE BUSINESS	13

1.	THREE-YEAR HISTORY		13
2.	OTHER DISCLOSURE RELATING TO ONTARIO SECURITIES COMMISSION REQUIREMENTS FOR COMPANIES OPERATING IN EMERGING MARKETS		18
3.	RISK FACTORS		20

ITEM III		DESCRIPTION OF THE BUSINESS	38

1.	MINING ACTIVITIES - CANADA		38
	1.1	Doyon Division - Westwood Mine	38
	1.2	Côté Gold Project	42
2.	MINING ACTIVITIES – INTERNATIONAL		48
	2.1	Africa: Burkina Faso – Essakane Mine	48
	2.2	Africa: Mali - Sadiola Mine	59
	2.3	South America: Suriname - Rosebel Mine	65
3.	EXPLORATION AND DEVELOPMENT		70
	3.1	General	70
	3.2	Capitalized Exploration and Development Projects	71
	3.3	Expensed Exploration and Development Projects	73
	3.4	Outlook	75
4.	MINERAL RESERVES AND RESOURCES		76
5.	OTHER ASPECTS OF THE BUSINESS		79
	5.1	Marketing of Production	79
	5.2	Environment and Permitting	79
	5.3	Community Relations	80
	5.4	Mining Development and Construction	81
	5.5	Intellectual Property	81
	5.6	Competition	81
	5.7	Sale of Production	81
	5.8	Employees	81
6.	DIVIDENDS		82
7.	LITIGATION		82

ITEM IV		DESCRIPTION OF CAPITAL STRUCTURE	82

ITEM V		RATINGS	83

ITEM VI		MARKET FOR SECURITIES	84

ITEM VII		DIRECTORS AND OFFICERS	85

1.	DIRECTORS		85
2.	EXECUTIVE OFFICERS		86
3.	SHAREHOLDINGS OF DIRECTORS AND OFFICERS		87
4.	CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES		87

ITEM VIII		AUDIT AND FINANCE COMMITTEE	87

1.	COMPOSITION AND RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS		87
2.	MANDATE OF THE AUDIT AND FINANCE COMMITTEE		89
3.	PRE-APPROVAL POLICIES AND PROCEDURES		90
4.	EXTERNAL AUDITOR SERVICE FEES		90

ITEM IX		INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	91

ITEM X	TRANSFER AGENT AND REGISTRAR	91

ITEM XI	MATERIAL CONTRACTS	91

ITEM XII	INTERESTS OF EXPERTS	93

ITEM XIII	ADDITIONAL INFORMATION	94

SCHEDULE A – AUDIT AND FINANCE COMMITTEE CHARTER

List of Charts and Tables

IAMGOLD’s Corporate Structure	14
Mineral Reserves and Resources	76

Explanatory Notes:

1.	All dollar amounts presented in this Annual Information Form are expressed in U.S. dollars, unless otherwise indicated.

2.	Production results are in metric units, unless otherwise indicated.

3.	IAMGOLD Corporation carries on business in Canada. The subsidiaries of IAMGOLD Corporation carry on business in Canada and elsewhere. In this Annual Information Form, the words “Company” and “IAMGOLD” are used interchangeably and in each case refer, as the context may require, to all or any of IAMGOLD Corporation and its subsidiaries.

4.	The information in this Annual Information Form is complemented by the Company’s Audited Consolidated Annual Financial Statements for the year ended December 31, 2015 and the management’s discussion and analysis thereon.

5.	The Company’s Annual Financial Statements for the year ended December 31, 2015 and the management’s discussion and analysis thereon, are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com.

Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Resource Estimates

The disclosure in this Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a set of rules and policies developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are used in this Annual Information Form and documents incorporated herein by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them and, generally, does not permit U.S. companies to disclose mineral resources of any category in documents filed with the SEC. In addition, the terms “proven mineral reserves” and “probable mineral reserves” are used in the Annual Information Form and the documents incorporated herein by reference to comply with Canadian reporting standards. Those terms differ in certain material respects from similar terms recognized by the SEC. For example, under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into mineral reserves. Mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a reserve, is economically or legally mineable or will ever be mined. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC generally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Information Form regarding reserves and resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. U.S. investors are urged to consider closely the disclosure on technical terminology under the heading “Technical Information” in the Glossary below.

Special Note Regarding Forward-Looking Statements

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Company’s ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, cost estimates and anticipated financial results; potential mineralization and evaluation and evolution of mineral reserves and resources (including, but not limited to potential for further increases at the Essakane, Rosebel, Westwood and Sadiola mines) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects, including, but not limited to, the Côté Gold project and exploration budgets and targets; construction and production targets and timetables, as well as anticipated timing of grant of permits and governmental incentives; expected continuity of a favourable gold market; contractual commitments, royalty payments, litigation matters and measures of mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; the integration or expansion of operations, technologies and personnel of acquired operations and properties; and, more generally, continuous access to capital markets; and the Company’s global outlook and that of each of its mines. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Statements concerning actual mineral reserves and mineral resources estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements, which involve assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some, but not all, of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, seismic events, floods and other conditions; delays and repair costs resulting from equipment failure; changes to and differing interpretations of mining tax regimes in foreign jurisdictions; the market prices of gold and other minerals; past market events and conditions and the deterioration of general economic indicators; the ability of the Company to replace mineral reserves depleted by production; over/underestimation of mineral reserve and mineral resource calculations; fluctuations in exchange rates of currencies; failure to obtain and renew financing as and when required to fund exploration and development; default under the Company’s credit facility or senior unsecured notes due to a violation of covenants therein; failure to obtain financing to meet capital expenditure plans; risks associated with being a multinational company; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests and actual fair values; inherent risks related to the use of derivative instruments, including for hedging purposes to stabilize input costs; accuracy of mineral reserve and mineral resource estimates; uncertainties in the validity of mining interests and ability to acquire new properties and retain skilled and experienced employees; various risks and hazards beyond the Company’s control, many of which are not economically insurable; risks and hazards inherent to the mining industry, most of which are beyond the

Company’s control; market prices and availability of commodities used by the Company in its operations; lack of infrastructure and other risks related to the geographical areas in which the Company carries out its operations; labour disruptions and other disruptions caused by mining accidents; health risks associated with the mining work force in West Africa, Canada and Suriname; disruptions created by surrounding communities; need to comply with the extensive laws and regulations governing the environment, health and safety of the Company’s mining and processing operations and exploration activities; risks normally associated with any conduct of business in foreign countries including varying degrees of political and economic risk, which may include the possibility for political unrest and foreign military intervention; ability to obtain and renew the required licenses and permits from various governmental authorities in order to exploit the Company’s properties; risks and expenses related to reclamation costs and related liabilities; continuously evolving legislation, such as the mining legislation in West Africa, Canada and Suriname, which may have unknown and negative impact on operations; risks normally associated with the conduct of joint ventures; inability to control standards of non-controlled assets; risk and unknown costs of litigation; undetected failures in internal controls over financial reporting; risks related to making acquisitions, including the integration of operations; risks related to the construction, development and start-up of the Côté Gold project following a decision by the Company to proceed with it and potential further expansion activities at the Sadiola and Rosebel mines; dependence on key personnel; and other related matters.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below, under the heading “Risk Factors” in this Annual Information Form. Market and commodity price volatility and uncertainty in credit markets stemming, in part, from events in financial and credit markets as well as from political conflict in the Middle East, continue to cause volatility and uncertainty in the price of gold. These on-going events could impact forward-looking statements contained in this Annual Information Form in an unpredictable and possibly detrimental manner. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary

Mining Terms and Frequently Used Abbreviations

AC: aircore.

BLEG: bulk leach extractable gold

BTW: BQ Thin Wall is an industry standard core size of 42 mm.

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (“CIL”) process: a process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon-in-pulp) except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where the gold absorption stage follows the gold leaching stage.

Carbon-in-pulp (“CIP”) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the mineralized rock without reduction due to mining loss or processing loss.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

DD: diamond drilling or diamond drill.

Deferred development: development of surface and underground infrastructures to be used over an extended period. Costs related to this activity are capitalized.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

EMS: environmental management system.

g/t Ag: gram of silver per tonne.

g/t Au: gram of gold per tonne.

Grade: the relative quantity or percentage of metal or mineral content.

HQ: core diameter of 63.5 mm

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an EMS (environmental management system).

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

Leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

MW: megawatts.

Mineral reserves: mineral reserves are divided into two categories; proven and probable mineral reserves, which are more particularly defined herein under Section 4 of Item III below.

Mineral resources: mineral resources are divided into three categories; measured, indicated and inferred, which are more particularly defined herein under Section 4 of Item III below.

NQ: core diameter of 47.6 mm

Ounce: refers to one troy ounce, which is equal to 31.1035 grams.

QA/QC: quality-assurance/quality control.

Qualified person: an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully referenced in NI 43-101.

RAB: rotary air blast.

RC: reversed circulation.

Recovery: the proportion of valuable material obtained during mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Restoration: operation consisting of restoring a mining site to a satisfactory condition.

RQD: rock quality designation.

SAG: semi-autogenous grinding.

Stoping: the process of mining an underground ore body.

Stripping: in mining, the process of removing overburden or waste rock to expose ore.

Tailings: the material that remains after metals or minerals considered economic have been removed from ore during milling.

Tailings pond or Tailings Storage Facility or TSF: a containment area used to deposit tailings from milling.

Tonne: by common convention refers to one Metric ton, equivalent to 1,000 kilograms.

Financial Terms

2012 Amended Credit Facility: means the amended and restated unsecured revolving credit facility which was increased to $500 million and had changes to several terms and conditions entered into by the Company and a syndicate of financial institutions led by The Bank of Nova Scotia, Canadian Imperial Bank of Commerce and Toronto-Dominion Bank on February 22, 2012, which amended and restated the credit agreement entered into on April 15, 2008 providing for a revolving facility of $140 million that was subsequently amended and restated on March 24, 2010 to increase the revolving facility to $350 million. The 2012 Amended Credit Facility was terminated on February 1, 2016.

2012 Amended Letters of Credit Facility: means the amended and restated credit agreement with the revolving facility increased to $75 million for the issuance of letters of credit entered into by the Company and the National Bank of Canada on February 22, 2012, which amends and restates the credit agreement entered into on April 23, 2010 providing for a revolving facility of $50 million. The 2012 Amended Letters of Credit Facility matures on April 22, 2016.

2012 Senior Unsecured Notes: means the $650 million of senior unsecured notes bearing interest at 6.75 per cent which matures on October 1, 2020 and which were issued by the Company on September 21, 2012.

2016 Credit Facility: means the refinanced, secured revolving credit facility of $250 million with $100 million of committed and $150 million of uncommitted capital. The facility was entered into by the Company and a syndicate of financial institutions led by the National Bank of Canada and Deutsche Bank on February 1, 2016. This facility replaced the 2012 Amended Credit Facility and matures on February 1, 2020.

Hedge: a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

IFRS: International Financial Reporting Standards.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

NSR: net smelter returns.

NYSE: New York Stock Exchange

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of NSR or mine production.

SEC: the U.S. Securities and Exchange Commission

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

Volatility: propensity for variability. A market or share is volatile when it records rapid variations.

Technical Information

For the Sadiola mine, refer to the definitions of the JORC Code (defined below) under the heading “Australasian Code for Reporting of Mineral Resources and Ore Reserves” below.

Canadian Standards for Mineral Resources and Reserves

Unless otherwise indicated, in this Annual Information Form, the following terms have the meanings set forth below. Reference is made to the “Cautionary Note to US Investors Regarding Mineral Reporting Standards” at the beginning of this Annual Information Form.

Mineral Reserves

Mineral Reserves are sub-divided in order of decreasing confidence into Proven Mineral Reserves and Probable Mineral Reserves. A Proven Mineral Reserve has a higher level of confidence than a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of decreasing geological confidence, into Measured, Indicated and Inferred categories. A Measured Mineral Resource has a higher level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material or natural, solid, fossilized, organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery, Mining Dilution, Mining Losses and Cut-off Grade

In calculating Mineral Reserves, cut-off grades are established using the Company’s long-term metal or mineral prices, foreign exchange assumptions, metallurgical recovery, mining dilution, mining losses and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

* * * * * * * * *

Australasian Code for Reporting of Mineral Resources and Ore Reserves

The estimates of ore reserves and mineral resources for the Sadiola mine, as set out in this Annual Information Form, have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”). NI 43-101 provides that companies may make disclosures using the reserve and resource categories of the JORC Code subject to the satisfaction of certain requirements.

The definitions of ore reserves (under the JORC Code) are as follows.

Ore reserve (under the JORC Code) is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

Probable ore reserve (under the JORC Code) is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Proved ore reserve (under the JORC Code) is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The definitions of mineral resources under the JORC Code are as follows:

Mineral resource is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Indicated mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Measured mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the “CIM Standards”) adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resource estimates for such mines set forth herein.

Symbols Used

Ag	=	Silver

Au	=	Gold

Cu	=	Copper

Item I	Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act with the name “IAMGOLD International African Mining Gold Corporation” by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of the Company (“Common Shares”) were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of first preference shares (“First Preference Shares”), issuable in series, and an unlimited number of second preference shares (“Second Preference Shares”), issuable in series, and the “private company” restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to “IAMGOLD Corporation”. By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation (“Repadre”). Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited (“Gallery Gold”) and effective November 8, 2006, the Company acquired Cambior Inc. (“Cambior”) by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc. (“IMG-QC”), with Cambior pursuant to the terms of a court-sanctioned arrangement (“Cambior Arrangement”). By articles of amalgamation effective January 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IAMGOLD Burkina Faso Inc. (“IMG-BF”). By articles of amalgamation effective March 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IMG-QC.

The registered and principal office of the Company is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, Canada M5H 2Y4. The Company’s telephone number is (416) 360-4710 and its website address is www.iamgold.com.

Item II	General Development of the Business

1.	Three-Year History

IAMGOLD is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as various royalty interests on mineral resource properties.

The following chart illustrates certain subsidiaries of IAMGOLD, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by IAMGOLD, and the material mineral projects of IAMGOLD held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of IAMGOLD has in such material mineral projects.

IAMGOLD’s Corporate Structure

On April 15, 2013, the Company, the Republic of Suriname and Grassalco (as defined in Section 2.3 i) of Item III below) signed the second amendment (“Second Amendment”) to the Mineral Agreement (also defined in Section 2.3 i) of Item III below) for the Rosebel mine which allows for the extension of the term of the existing Mineral Agreement by 15 years until 2042 and the establishment of a joint venture between the Company and the Republic of Suriname to target higher-grade, softer ore situated within satellite resources surrounding the current mine operation using government-supplied power at an agreed rate of 11 cents per kilowatt hour. The Company will hold an indirect 70 per cent participating interest in the joint venture and the Republic of Suriname will acquire a 30 per cent participating interest on a fully-paid basis in the joint venture.

On August 7, 2013, the Company announced that it had reached two agreements with the Republic of Suriname to reduce power costs at the Rosebel mine. The first agreement immediately lowered power costs for the current operation. The second agreement secured additional power for the Rosebel mine if the contemplated expansion were to go ahead. These power agreements complement a joint venture agreement concluded with the Republic of Suriname, which separately provided lower power rates to mill material originating from the joint venture area surrounding the current operation.

On September 15, 2013, the Company reported that a decision had been made to suspend mining activities at the Yatela mine effective September 30, 2013 in light of a combination of factors, including miner safety in the pit, the drop in the spot price of gold and the reduction in profit margin.

On December 11, 2013, the Company announced that it was suspending future dividend payments until further notice.

On January 15, 2014, the Company obtained a receipt for a final short form base shelf prospectus further to its filing of a preliminary short form base shelf prospectus previously announced on July 22, 2013 for the renewal of an existing facility with the securities regulators in each province and territory of Canada (except for Québec) and a corresponding shelf registration statement with the SEC in the United States. These filings allowed the Company to make offerings of shares, warrants, debt securities, subscription receipts or any combination thereof of up to $1 billion during the 25-month period following this filing in Canada, except for Quebec, and the United States.

On March 6, 2014, the Company announced that it had finalized a five-year option agreement with Sarafina N.V. (“Sarafina”) to acquire a 100 per cent interest in Sarafina’s 10,000-hectare mining concession in Suriname, located 25 kilometres south-west from the Rosebel mine. The concession lies within the area of interest of the new joint venture with the Republic of Suriname established under the Second Amendment to the Mineral Agreement. Any material processed at the Rosebel mine which originates from the Sarafina property will be eligible for a lower power rate under the terms of the Second Amendment. At any time during the five-year term of the option agreement, the Company may terminate the option or exercise the right to acquire the concession by paying $1 million to Sarafina. Sarafina is entitled under the option agreement to receive option payments totalling $575,000 over the five-year term. Sarafina has also been granted an NSR royalty of 1.6 per cent for any future mineral production from the property. On March 3, 2015, the Rosebel mine made a second annual payment under the option agreement to Sarafina. The Company expects to make the 2016 annual payment under the option agreement on or before March 6, 2016.

On July 31, 2014, the Company announced that mining and milling operations at the Mouska mine ceased as the mine reached its end of life. All ore stockpiles were depleted, the balance of the gold doré inventory was sold and the assets derecognized in the third quarter 2014.

On July 31, 2014, the Company declared commercial production at the Westwood mine in the Abitibi region of Québec. The Westwood mine hoisted ore at an average of 1,075 tonnes per day for the first 30 days of July. While the gold processing plant at the Westwood mine began processing in March 2013, the Westwood mine hoisted ore at a sustained level to sufficiently feed the processing plant to enable profitable production.

On August 3, 2014, the Company completed commissioning of a solar power plant in Suriname at the Rosebel mine. The solar plant has an installed capacity of 5 MW and is interconnected to Suriname’s electric power grid system. All power generated from the solar plant is used by the Rosebel mine.

On October 3, 2014, the Company announced that it had reached a definitive agreement to sell its Niobec niobium mine to a group of companies led by Magris Resources Inc. for cash proceeds of $500 million after tax upon closing. The sale of the Niobec niobium mine included the adjacent rare earth elements deposit. The total consideration of $530 million for the transaction was comprised of a cash payment of $500 million payable on closing, as well as an additional $30 million when the adjacent rare earth elements deposit goes into commercial production. A two per cent gross proceeds royalty will be payable to the Company on any rare earth elements production.

On November 10, 2014, the Company announced that in its continuing efforts to maximize economic returns, the Company has transformed its corporate structure with the primary objective of creating a more efficient and effective organization that embeds agility and scalability through the adoption of leading practices. Concurrent with these changes, the Company took further cost cutting initiatives in addition to the $125 million of cost reductions realized in 2013. The Company targeted a 10 per cent overall reduction of corporate general and administrative costs in the 2015 budget as well as productivity and cost reduction initiatives at the Rosebel and Essakane mines. The Company also decided to reduce a number of its corporate memberships, including withdrawal from the World Gold Council.

On January 16, 2015, the Company announced that it received regulatory approvals to complete the sale of the Niobec niobium mine to the group of companies led by Magris Resources Inc. Such sale was completed on January 22, 2015. On closing, the Company received $500 million in cash after tax for the niobium business.

On January 22, 2015, the Company reported that a seismic event of rock bursts occurred in the confined area of the Westwood mine, which caused a localized underground ground fall. The Company reported that no employees were injured and all employees in the mine were evacuated. For both this event and the subsequent May 26, 2015 event reported below, gold production in the mill was not interrupted as the Westwood mine had sufficient stockpiles and had advanced underground development to the extent that it had many operating underground stopes from which to mine. However, mining in the specific area affected by the rock bursts was suspended until a situation analysis was completed, as worker safety remained a priority.

On February 2, 2015 and February 13, 2015, the Company issued 5,317,716 and 8,452,365 flow-through Common Shares for proceeds of C$20 million and C$30 million, respectively. The Company will apply all of the flow-through share proceeds raised to fund qualified exploration and development expenditures.

On March 23, 2015 the Company completed an agreement with Sandstorm Gold Ltd. to sell the Company’s gross proceeds royalty over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik diamond mine (the “Diavik Diamond Royalty”). The Diavik diamond mine is owned under an unincorporated joint venture structure whereby 60 per cent is owned by Diavik Diamond Mines Inc. (“DDMI”), a subsidiary of Rio Tinto plc, and 40 per cent is owned by Dominion Diamond Diavik Limited Partnership, a subsidiary of Dominion Diamond Corporation, and the mine is operated by DDMI. The Diavik Diamond Royalty was sold for total proceeds of $56.8 million, comprised of $52.5 million in cash on closing and three million five-year warrants for shares of Sandstorm Gold Ltd. exercisable after initial production from the Diavik Diamond Mine’s A21 pipe at an exercise price of $4.50 and valued at $4.3 million based on the Company’s internal valuation methodology.

On March 25, 2015, the Company announced the retirement of three of its directors who had been scheduled for re-election at the Company’s annual meeting of shareholders (“Annual Meeting”) on May 11, 2015. The board of directors appointed existing director Donald Charter as the new Chairman following the Annual Meeting.

On May 26, 2015, the Company reported that a seismic event of rock bursts occurred in the confined area of the Westwood mine, which caused a localized underground ground fall. No employees were injured and all employees in the mine were evacuated.

On October 8, 2015, the Company announced that it had started a process to reduce by 10 per cent the number of employees at the Rosebel mine. During the two-year period preceding that date, the Company reduced its overall costs by approximately $175 million and improved productivity at all its gold mines, resulting in a drop of the Company’s all-in sustaining costs at its gold mines by $120 per ounce since the second quarter of 2013. The existing gold price environment required the Rosebel mine to initiate further action and adjust the size of its employee base accordingly.

On November 10, 2015, the Company announced that it acquired 21,473,838 common shares of Merrex Gold Inc. in settlement of debt owned by Merrex Gold Inc. pursuant to the Siribaya Joint Venture between the Company and Merrex Gold Inc.

On November 16, 2015, the Company announced that it had received regulatory approval from the French Financial Market Authority (Autorité des Marchés Financiers (“AMF”)) of its simplified public tender offer, a draft of which had been filed on October 26, 2015, to acquire all of the outstanding common shares of EURO Ressources S.A. (“EURO”) that the Company did not already own for cash consideration of €2.84 per share. The offer was open for a period of 20 trading days from November 16, 2015 until December 11, 2015.

On November 25, 2015, the Company confirmed that following the conclusions of expert assessments of the seismic event that occurred in the Westwood mine on May 26, 2015, the Commission des normes, de l’équité, de la santé et de la sécurité du travail (“CNESST”) authorized the start of remediation and recovery work in the level 104 mining block at the Westwood mine. Detailed and methodical planning will be carried out in compliance with the experts’ recommendations and with the approval of the CNESST at each step.

On December 2, 2015, the Company announced that employees at the Rosebel mine in Suriname went on strike over the Company’s process of laying off approximately 10 per cent of the mine’s employees. The Company maintains that it followed the process required by law and offered a fair severance package, which over 50 per cent of the affected employees accepted.

On December 14, 2015, the Company reported that the employees had ended their illegal strike and that the Rosebel mine had resumed production.

On December 10, 2015, the Company announced the appointment of Sybil Veenman to its board of directors.

On December 17, 2015, the Company announced the closing of its simplified public tender offer for EURO which commenced on November 16, 2015. In conjunction with the conclusion of the offer, the Company acquired an additional 3.7 per cent interest in EURO for $7.2 million. As of December 31, 2015, the Company beneficially owns and controls approximately 90 per cent of the outstanding common shares of EURO.

On February 1, 2016, the Company announced the termination of its unsecured 2012 Amended Credit Facility and the closing of its secured revolving 2016 Credit Facility with the bank syndicate led and arranged by National Bank of Canada and Deutsche Bank. The secured 2016 Credit Facility consists of a fully committed $100 million with an option to potentially add a further $150 million. The secured 2016 Credit Facility will expire in February 2020 and the accordion is available under the same terms and conditions.

2.	Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets

Controls Relating to Corporate Structure Risk

IAMGOLD has implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Company’s board of directors, and implemented by the Company’s senior management. The relevant features of these systems include:

(a)	IAMGOLD’s Control Over Subsidiaries. IAMGOLD’s corporate structure has been designed to ensure that the Company controls, or has a measure of direct oversight over the operations of its subsidiaries. A substantial number of IAMGOLD’s subsidiaries are either wholly-owned or controlled to a large extent by the Company. Accordingly, the Company directly controls the appointments of either all of the directors or such number of directors reflecting the Company’s proportional ownership interest of its subsidiaries. The directors of IAMGOLD’s subsidiaries are ultimately accountable to IAMGOLD as the shareholder appointing him or her, and IAMGOLD’s board of directors and senior management. As well, the annual budget, capital investment and exploration program in respect of the Company’s mineral properties are established by the Company.

Further, signing officers for subsidiary foreign bank accounts are either employees of IAMGOLD or employees of the subsidiaries. In accordance with the Company’s internal policies, all subsidiaries must notify the Company’s corporate treasury department of any changes in their local bank accounts including requests for changes to authority over the subsidiaries’ foreign bank accounts. Monetary limits are established internally by the Company as well as with the respective banking institution. Annually, authorizations over bank accounts are reviewed and revised as necessary. Changes are communicated to the banking institution by the Company and the applicable subsidiary to ensure appropriate individuals are identified as having authority over the bank accounts.

(b)	Strategic Direction. IAMGOLD’s board of directors is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

(c)	Internal Control Over Financial Reporting. The Company prepares its consolidated financial statements and Management Disclosure & Analysis (“MD&A”) on a quarterly and annual basis, using IFRS as issued by the International Accounting Standards Board, which require financial information and disclosures from its subsidiaries. The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements and MD&A are being prepared in accordance with IFRS and relevant securities laws. These internal controls include the following:

(i)	The Company has established a quarterly reporting package relating to its subsidiaries that standardizes the information required from the subsidiaries in order to complete the consolidated financial statements and MD&A. Management of the Company has direct access to relevant financial management of its subsidiaries in order to verify and clarify all information required.

(ii)	All public documents and statements relating to the Company and its subsidiaries containing material information (including financial information) are reviewed by senior management, particularly, a Disclosure Committee, including the Chief Executive Officer, the Chief Financial Officer and internal legal counsel before such material information is disclosed, to make sure that all material information has been considered by management of the Company and properly disclosed.

(iii)	As more fully described in paragraph (e), the Company’s Audit Committee obtains confirmation from the Chief Executive Officer and Chief Financial Officer as to the matters addressed in the quarterly and annual certifications required under National Instrument 52-109 - Certification of Disclosure in the Company’s Annual and Interim Filings (“NI 52-109”).

(iv)	The Company’s Audit Committee reviews and approves the Company’s quarterly and annual financial statements and MD&A and recommends to the Company’s board of directors for the board’s approval of the Company’s quarterly and annual financial statements and MD&A, and any other financial information requiring board approval, prior to their publication or release.

(v)	The Company’s Audit Committee assesses and evaluates the adequacy of the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements by way of reports from management and its internal and external auditor.

(vi)	Although not specifically a management control, the Company engages its external auditor to perform reviews of the Company’s quarterly financial statements and an audit of the annual consolidated financial statements in accordance with Canadian generally accepted auditing standards.

(d)	Disclosure Controls and Procedures. The responsibilities of the Company’s Audit Committee include oversight of the Company’s internal control systems including those systems to identify, monitor and mitigate business risks as well as compliance with legal, ethical and regulatory requirements.

(e)	CEO and CFO Certifications. In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer in a timely manner.

These systems of corporate governance, internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to all material information about its subsidiaries.

Procedures of the Board of Directors of the Company

Fund Transfers from the Company’s Subsidiaries to IAMGOLD

Funds are transferred by the Company’s subsidiaries to the Company by way of wire transfer and/or cheque pursuant to a variety of methods which include the following: collection of monthly management fees; chargeback of costs undertaken on behalf of the subsidiaries via intercompany invoices by the Company; repayment of loans related to project funding; and dividend declaration/payment by the subsidiaries. The method of transfer is dependent on the funding arrangement established between the Company and the subsidiary. In some cases, loan agreements are established with corresponding terms and conditions. In other cases, dividends are declared and paid based on the profitability and available liquidity of the applicable subsidiary. Where regulatory conditions exist in the form of exchange controls, authority to return capital is obtained in advance of the funding of the subsidiary, from the appropriate government ministry by the Company and the applicable subsidiary.

Removal of Directors of Subsidiaries

Pursuant to joint venture agreements governing the operation of its Mali operations, the Company has the right at any time to appoint or remove directors of its Mali subsidiaries and has an effective veto over decisions concerning its Mali subsidiaries.

In respect of its wholly-owned subsidiaries, subject to applicable local corporate laws and the respective constating documents of each of the Company’s wholly-owned subsidiaries, the Company may remove directors of these subsidiaries from office either by way of a resolution duly passed by the Company at a shareholders’ meeting or by way of a written resolution.

Records Management of the Company’s Subsidiaries

The original minute books, corporate seal and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office. The Company maintains at its head office a duplicate set of such corporate records for all of its subsidiaries.

3.	Risk Factors

The Company is subject to various risks arising from factors within or outside of its control. Such risks are broadly classified into two categories: financial and operational risks. Any occurrence could materially adversely affect among other things results from operations, profitability, cash flow and asset valuations. Any one risk factor could cause actual results to differ materially from those described in forward-looking statements relating to the Company. Additionally, should two or more adverse events occur simultaneously or within a relatively short period of time, there could be a compounding effect on results from operations, profitability, cash flow and asset valuations.

Financial Risks

Gold price fluctuations

The Company’s revenues depend in part on the market prices for mine production from the Company’s producing properties. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewellery demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Fluctuations in gold prices may materially and adversely affect the Company’s financial performance or results of operations. The Company does not hedge its gold sales.

Insufficient financing

To fund growth, the Company may need to secure necessary capital through loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. The future construction of mining facilities and the commencement of mining operations, such as at the Côté Gold project in Canada, and the further development of the Westwood mine and the exploration and development of the Company’s properties, including continuing exploration projects around the world require substantial capital expenditures. In addition, a portion of the Company’s activities may be directed to the search and exploration for new mineral deposits and their development.

The Company may be required to seek additional financing and continuation of the current financial arrangements with its lenders to maintain its capital expenditures at planned levels. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

The 2012 Amended Credit Facility matures on February 22, 2016 and was refinanced with the new 2016 Credit Facility. The terms of the refinancing allow the Company access to committed capital over the term of the 2016 Credit Facility. There can be no certainty that the 2016 Credit Facility will be renewed on terms favourable to the Company upon its maturity.

Shareholder dilution

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategic plans, market and forecasted gold prices, the mining industry, general economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new debt, reimburse existing debt, amend or renew the 2016 Credit Facility or purchase or sell gold bullion.

The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the Board of Directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares of IAMGOLD or the effect, if any, that future issues and sales of the Company’s Common Shares will have on the market price of its Common Shares. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Volatility of the Company’s securities

The Common Shares are listed on the TSX and the NYSE. The price of the Common Shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The price of the Common Shares is highly affected by short-term changes in the price of gold or in the Company’s financial condition or results of operations. The Company has a concentration of earnings and cash flow generated from a single commodity and the outlook for the gold price is uncertain. This may impair the Company’s reputation and ability to raise capital. The Company’s share price, similar to most mining companies, has declined significantly over the last several years as the industry works to survive amid significant gold price declines and cost pressures that have shrunk margins. The Company cannot predict when the downturn in commodity prices would start to recover.

Cost reduction initiatives

The Company’s cost reduction initiatives that started in 2013, may be compromised by external factors which, when combined, could cause potentially declining margins and an escalation of other costs at the Company. The Company’s revenues are affected by the volatility in gold price. The combined effect of the current sustained decline in the gold price with any escalation of operating costs that are tied to labour, energy, other consumables and increasing rock hardness, or any increase in royalties, negatively impacts the Company’s earnings. Additionally, certain cost reduction initiatives may not be sustainable over a longer period of time or aligned with declining revenues and the Company may face the risk of having to pursue other measures to achieve margin protection and efficiency improvements.

Capital allocation

Lower gold prices have resulted in limiting the amount of operating and free cash flow available to the Company and led to a decline in income. Combining this with the Company’s efforts to preserve cash has resulted in a deferral, cancelation or reduction of capital expenditures and development projects. Additionally, reduced margins have squeezed expected rates of return on certain projects. Delays and deferral of such projects may inhibit the growth of the Company. Reduction of capital spending may result in lower production output. Declining cash flow limits capital allocation to sustain operations and new investment in projects.

Project risks

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include, but are not limited to, the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future prices of the relevant minerals. The significant capital expenditures and long time period required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from the Company’s estimates or the Company could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed either on its original timing or at all.

Indebtedness and restrictive covenants of the Company’s debt instruments

The Company incurred long-term indebtedness following the offering of the Company’s $650 million Senior Unsecured Notes in 2012.

The Company’s level of indebtedness could result in consequences which may adversely affect holders of the 2012 Senior Unsecured Notes and other stakeholders, including making it more difficult for the Company to satisfy obligations with respect to the 2012 Senior Unsecured Notes and other debt; limiting the ability of the Company to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring the Company to make non-strategic divestitures; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the 2016 Credit Facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other, less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from pursuing; and increasing the cost of borrowing. Additionally, the indenture governing the 2012 Senior Unsecured Notes and the 2016 Credit Facility agreement contain restrictive covenants that limit the Company’s ability to engage in activities that may be in its long-term best interest. This includes a covenant in the 2012 Senior Unsecured Notes that contains a restriction on the use of proceeds from the sale of assets including the Niobec niobium mine and the Diavik Diamond Royalty. These restrictions allow the Company to reduce liabilities including debt, derivatives and capital leases, invest the net proceeds back into the business which includes acquisitions and capital expenditures within 365 days of receipt of the proceeds, with the option to extend for another 180 days in certain cases. In the event that the Company does not invest the full amount of the proceeds from the sale of the Niobec niobium mine and the Diavik Diamond Royalty within the defined period, the Company will be required to repurchase notes with the shortfall. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy those covenants, which could result in a default.

In addition, the amount of the Company’s debt/leverage may exceed its ability to service or repay the 2012 Senior Unsecured Notes due in 2020. The Company expects to obtain the funds to pay its expenses and to pay the principal and interest on its debt by utilizing cash flow from operations. The Company’s ability to make scheduled payments on the 2012 Senior Unsecured Notes also depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions beyond its control, including fluctuations in the gold price. The ongoing decline of the gold price results in the deterioration of free cash flow generation. The Company cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on its debt and meet other obligations, including under the 2012 Senior Unsecured Notes.

Credit facility defaults

The 2016 Credit Facility places certain limits on the Company, such as, on the Company’s ability to incur additional indebtedness, enter into derivative transactions, make investments in a business, or carry on business unrelated to mining, dispose of the Company’s material assets or, in certain circumstances, pay dividends. Further, the 2016 Credit Facility and the Company’s 2012 Amended Letters of Credit Facility (the “Credit Facilities”) require the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under the Credit Facilities. As at February 12, 2016, there were no funds drawn against the 2016 Credit Facility but approximately $2.7 million in letters of credit were drawn against the 2012 Amended Letters of Credit Facility. Depending on its cash position and cash requirements, the Company may draw on the 2016 Credit Facility to fund part of the capital expenditures required in connection with its current development projects. If an event of default under the 2016 Credit Facility occurs, the Company would be unable to draw down further on the 2016 Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the 2016 Credit Facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements. Such a default may allow the creditors to accelerate repayment of the related debt and may result in the acceleration of any other debt containing a cross-acceleration or cross-default provision which applies. In addition, an event of default under the 2016 Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if the Company were unable to repay any amounts due and payable under the 2016 Credit Facility, those lenders could proceed against the security securing such indebtedness. In the event the Company’s lenders or noteholders accelerate the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay that indebtedness. Furthermore, creditors could enforce or foreclose against the collateral securing its obligations and the Company could be forced into bankruptcy, receivership or liquidation.

As a result of these restrictions, the Company may be:

•	limited in how it conducts its business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities

These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Credit rating downgrade

The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the Company’s credit ratings will generally affect the market value of the 2012 Senior Unsecured Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure of the 2012 Senior Unsecured Notes.

Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Inadequate controls over financial reporting

The Company assessed and tested, for its 2015 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. In addition, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting.

Public company obligations

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could have an adverse effect on the Company’s stock price.

The Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the U.S. Congress, making compliance more difficult and uncertain. For example, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which requires the SEC to, among other things, adopt a rule that will require the Company to disclose on an annual basis certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. federal government and foreign national and subnational governments. There is no rule currently in effect. Similarly, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments. The Company’s efforts to comply with such legislation and the rules and regulations promulgated thereunder have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Asset impairment

The Company performs impairment testing of its property, plant and equipment and exploration and evaluation assets when indications of potential impairment are identified. As at December 31, 2015, indicators of impairment were identified and the Company performed an impairment test. As a result, an after-tax impairment charge of $580 million was recorded, as described in note 33 to the Annual Consolidated Financial Statements.

Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the

Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s property, plant and equipment and exploration and evaluation assets. If the Company fails to achieve its valuation assumptions or if any of its property, plant and equipment, exploration and evaluation assets or cash generating units experiences a decline in their fair value, an impairment charge may be required to be recorded in future periods, causing a reduction of the Company’s earnings.

Interest rates

The Company’s financial results are affected by movements in interest rates. Interest payments under the Credit Facilities are subject to fluctuation based on changes to specified interest rates. See the discussion below under the heading “Material Contracts – 2016 Credit Facility”. A copy of the credit agreement in connection with the 2016 Credit Facility is available under the Company’s profile on SEDAR at www.sedar.com.

Taxes and tax audits

Stability agreements are in place with the governments of Burkina Faso, Mali and Suriname to provide a reasonable measure of protection by stabilizing the tax laws applicable to mining projects. However, the Company’s interpretation and application of the stability agreement and the tax laws to its transactions and activities may not coincide with that of the regulatory authorities. In addition, a regulatory authority’s interpretation of the relevant provisions of the stability agreement and the applicable tax laws or regulations affecting the capitalization and intercompany debt load of local entities may change at any time. As a result, transactions may be challenged by regulatory authorities and the Company’s operations may be assessed, which could result in significant additional royalties, taxes, penalties and interest.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. Changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business.

Currency fluctuations

Currency fluctuations may affect the earnings and cash flows which the Company will realize from its operations since gold is sold in the world market in U.S. dollars but the costs of the Company are incurred principally in non-U.S. dollars (Canadian dollars, Euros, CFA francs and Surinamese dollars). The appreciation of currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. While CFA francs currently have a fixed exchange rate to the Euro and the Surinamese dollar has a fixed exchange rate to the U.S. dollar, and both currencies are currently convertible into Canadian and U.S. dollars, they may not always have a fixed exchange rate which may be changed to a floating rate, the fixed exchange rate may be reset by the governing bodies as was the case for the Surinamese dollar in 2015 or these currencies may not always be convertible in the future.

As currency fluctuations are driven by financial markets and global economic conditions beyond the Company’s control, the Company manages this risk by hedging a portion of its short-term exposure to currencies (Canadian dollars, Euros, etc.) resulting from operating and capital expenditures requirements at the Essakane, Rosebel and Westwood mines and corporate costs.

Derivatives

The Company regularly employs derivative financial instruments (“Hedge”) in respect of input costs such as fuel oil, interest rates and/or currencies. Hedge products are generally used to manage the risks associated with, among other things, mineral price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. Where the Company holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner. The use of derivative instruments involves certain inherent risks including:

a)	credit risk – the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions;

b)	market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and

c)	price/valuation risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring a realized or unrealized (mark-to-market) loss in respect of such derivative products.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties, including governments and its workforce, in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. The results and costs of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations. See the discussion under the heading “Litigation” under Section 7 of Item III below.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

During the fourth quarter of 2015 and in support of the Company’s various efforts to successfully remove illegal miners from the Rosebel mine, the Company initiated legal action against certain leaders of the illegal miners and the Republic of Suriname.

In December 2015, the Company sought injunctive relief against the union at the Rosebel mine to bring to an end an illegal strike, as further discussed under the heading “Labour disruptions” in the Operational Risks section below.

Cash management in foreign subsidiaries

The Company conducts its operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and subsidiary entities could restrict the Company’s ability to fund its operations effectively. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Operational Risks

Reserves and resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and requires judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies to disclose estimates other than mineral reserves in their filings with the SEC. However, because the Company prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by National Instrument 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the Company’s mineral resources constitutes or will be converted into reserves.

Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become non-economical or the Company to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results. Failure to obtain or maintain necessary permits or government approvals, or revocation of or regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the Company to reduce its reserves. There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be impacted by numerous factors, including mining conditions, labour availability and relations, weather, seismic events and supply shortages.

Life of mine plans

The life of mine estimates for each of the material properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, life of mine plans, by design, may have declining grade profiles and increasing rock hardness and mine life could be shortened if the Company increases production, experiences increased production costs or if the price of gold declines significantly. Reserves can be replaced by upgrading existing resources to mineral reserves generally by the completion of additional drilling and/or development to improve the estimate confidence and by demonstrating their economic viability, by expanding known ore bodies, by locating new deposits or by making acquisitions. Exploration is highly speculative in nature. The Company’s exploration projects involve many risks and are frequently unsuccessful. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by resource conversions, expansions, discoveries or acquisitions. The Westwood mine, in particular, has a relatively low quantity of proven and probable reserves compared to a relatively large quantity of inferred resources. Due to the nature and depth of the deposit, it will take many years to effectively access various sections of the ore body in order to carry out sufficient drilling to convert inferred resources to indicated and measured resources and, after economical assessment, into proven and probable reserves. The current life of mine business plan for the Westwood mine assumes that the inferred resources will be converted into proven or probable reserves on an ongoing basis and be mined and processed. For the reasons outlined above, there is a risk that some or all of the inferred resources at the Westwood mine may not be converted to proven or probable reserves to be mined and processed.

Mine closure

With the sustained decline of the gold price and declining revenues, the Company may consider putting operation(s) on temporary care and maintenance whereby the Company would cease production, but keep the site in a condition to possibly reopen it at a later date. Additionally, closure plans may materialize earlier than planned to reflect market conditions. The closure costs may not be fully known for a period of time. The closure plan and site rehabilitation plan may be incomplete and not fully documented.

Coarse gold

Mineral reserve and resource calculations for the gold operations may be over/under estimated as a result of coarse gold.

Some of the ore bodies at the Company’s gold mines contain coarse gold with particles up to five millimetres in diameter. Attempts have been made to ensure that the grade samples used to determine mineral reserves and resources are representative by using appropriate sample preparation and analytical techniques as part of comprehensive QA/QC programs. Additionally, the grade estimation methods used are designed to reduce and/or limit the impact of localized high grade assays. The actual grade of the deposits could be lower or higher than predicted by the grade models developed.

Consumables

The profitability of the Company’s business is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel and heavy fuel oil at the Essakane, Rosebel and Sadiola mines; electricity at the Sadiola, Rosebel and Westwood mines and steel, concrete, grinding media, equipment spare parts, explosives and cyanide at all operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the Company. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of the Company’s projects. If the costs of certain commodities consumed or otherwise used in connection with the Company’s operations and projects were to increase significantly, and remain at such levels for a sustained period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company’s operations or the development of some or all of the Company’s current projects, which could have a material adverse impact on the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body or due to operational or processing changes. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on the Company’s capital expenditures, production schedules, profitability and operating cash flow.

Production costs

The Company’s production and cost estimates depend on many factors outside the Company’s control and may vary from actual production and costs, which could have an adverse impact on the Company’s financial results.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Equipment malfunctions

The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced, or through inappropriate use or misuse and may become obsolete. Any one of these factors could adversely impact the Company’s operations, profitability and financial results.

Legislative changes

The Company is subject to continuously evolving legislation, including, but not limited to, the areas of labour, environment, land titles, mining practices and taxation. Any amendment to current laws and regulations, for example, as they pertain to the environment, the rights of leaseholders or the payment of royalties, net profits interests or similar amounts, or an overly strict enforcement thereof in countries where the Company has operations could have a material adverse impact on the Company’s financial condition and/or results of operations. The Company participates in a number of industry associations to monitor changing legislation and quantify the impact of the changes in legislation and maintains a good dialogue with governmental authorities in that respect. However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Company.

The Extractive Sector Transparency Measures Act was proclaimed into force in Canada on June 1, 2015. This act was designed to reduce international corruption in the sector by enacting public reporting obligations with respect to payments made to all levels of domestic and foreign governments. The Company has implemented processes to capture the required information beginning on January 1, 2016. This information must be reported to the Government of Canada and made publically available no later than May 30, 2017. The Company may be subject to fines for non-compliance.

The Burkina Faso government introduced changes to the mining code which became effective on July 16, 2015. There are two changes that could potentially impact Essakane’s operations.

The first change was the elimination of a 10 per cent reduction in the income tax rate that was applicable to mining companies. As a result of this change, mining companies could now be subject to the regular income tax rate of 27.5 per cent.

The second change was the introduction of a mandatory contribution to a fund for the benefit of local communities which is calculated as 1 per cent of the monthly revenue derived in Burkina Faso. Contributions are required for periods beginning August 1, 2015; however, since the application decree in respect of the community fund has not yet been released, no contributions have been made.

Strategic plans

The Company operates in an environment with constantly changing variables that directly impact its business both in the short and long term. In order to keep abreast of current market conditions and fundamentals affecting the Company’s business, the Company has a strategic planning process in place which regularly reviews its strategic plan to ensure that the Company is on track to meet its production and growth objectives efficiently. Given that unforeseen changes can occur at any time and that strategic plans are based upon certain conditions and assumptions that may not be valid, there can be no assurance that the Company’s strategic planning process will be completely effective in developing a strategic plan that keeps pace with changing market conditions and is both appropriate for the Company and relevant, at all times, possibly resulting in a material adverse effect on the Company’s business, financial condition and/or results of operations. The Company may also not be able to execute its strategic plan in a timely way.

Key employees

The Company’s ability to effectively manage its corporate, exploration and operations teams depends in large part on the Company’s ability to attract and retain key individuals in management positions and as senior leaders within the organization. The success of the Company also depends on the technical expertise of its professional employees. The Company faces competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated.

The failure to attract and retain capable leaders and key management professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the Company’s business, financial condition and/or operational results.

Labour disruptions

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings and financial condition.

In December 2015, workers at the Rosebel mine in Suriname went on strike over the Company laying off about 10 per cent of the mine’s employees. The Rosebel mine, however, followed the process required by law and offered a fair severance package.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including political; war, terrorism and civil disturbance risks; changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and the Canadian Corruption of Foreign Public Officials Act (“CFPOA”) by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, including those pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing, of by-products from the gold extraction process having residual gold content; limitations on the repatriation of earnings or on the Company’s ability to assist in minimizing its expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

The Company also currently conducts mining, development and exploration activities in countries with developing economies. It is difficult to predict the future political, social and economic direction of the countries in which the Company operates, and the impact government decisions may have on its business. Any political or economic instability in the countries in which the Company currently operates could have a material and adverse effect on the business and results of operations.

Operations in Burkina Faso, Mali, Senegal and Suriname are governed by mineral agreements with local governments that establish the terms and conditions under which the Company’s affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including the duration and renewal terms of exploration permits and mining licenses/operating permits; supply and repayment of funds for capital investments; the right to export production; distribution of dividends; shareholder rights and obligations for the Company, joint venture partners, and the government in respect of their ownership; labour matters; the right to hold funds in foreign bank accounts and in foreign currencies; taxation rates; and the right to repatriate capital and profits.

While the governments of most of the countries the Company operates in have modernized or are in the process of modernizing their mining regimes and are generally considered by the Company to be mining friendly, no assurances can be provided that this will continue in the future. The economy and political systems of Suriname, Burkina Faso, Mali and Senegal should be considered to be less predictable than in countries such as Canada and the United States.

It is possible that a current or future government may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation treatment any of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and/or financial condition.

With the removal in Burkina Faso of Blaise Campoaré’s government in October 2014, civil unrest has increased certain community expectations.

In September 2015, a coup d’état in Burkina Faso prior to the presidential and legislative elections plunged that country into uncertainty before the first elections due to the ouster of Blaise Campaore from the presidency. The detention of the nation’s transitional leaders triggered immediate street protests.

On November 20, 2015, a terrorist attack and hostage taking occurred at a hotel in Bamako, Mali. The hostage crisis left more than 20 people dead. The situation has not affected the Company’s joint venture operations nor its exploration project in Mali.

On January 15, 2016, a terrorist attack occurred at a popular restaurant and hotel in Ouagadougou, Burkina Faso. The number of fatalities reached 30. The situation has not affected the Company’s operations in Ouagadougou nor at the Essakane mine.

Acquisitions and divestitures

The Company may pursue the acquisition or disposition of producing, development or advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, and may be unsuccessful. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operational, financial and geological risks. For example, there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. Opportunities for dispositions of existing assets and the completion of suitable divestitures are time consuming and expensive, divert management attention away from its remaining business and may be unsuccessful. The Company’s success in any disposition activity depends on its ability to identify suitable buyers or negotiate acceptable terms for any such disposition and any transaction may be subject to regulatory approvals or the buyer’s ability to raise funding to complete the transaction. Any disposition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to an increased concentration of geographic, political, operational, financial and geological risks. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions.

Health risks

The Company is exposed to pandemics such as malaria and other diseases, such as dengue, and chikungunya. Such pandemics and diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and in South America and is a major healthcare challenge for the Company.

In addition, unsafe work conditions or equipment or insufficient worker training may expose personnel to potentially serious occupational and workplace accidents causing injuries and or potential fatalities while working at an operating mine. Defective electrical wires or the short circuit of equipment may cause a major fire at the Westwood mine. In addition, with the development of the Westwood mine, personnel are exposed to thermal risk due to the increase in temperature at deeper levels which may result in heatstroke and loss of productivity.

There can be no assurance that the Company will not lose members of its workforce or see its workforce productivity reduced or incur increased medical costs as a result of these health risks, which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Environmental and health and safety issues

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations, including, but not limited to, those governing the protection and rehabilitation or remediation of the environment, exploration, mine development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, relations with neighbouring communities, protection of endangered and other special status species and other matters.

A major spill or failure of the tailings facilities may cause damage to the environment and the communities. Poor design or poor maintenance of the tailings dam structures could also result in damage or injury. Failure to comply with applicable environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties to governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings dam. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a long clean-up.

The Company is currently undertaking a review of its long-term tailings disposition plan, which will include an assessment of the benefits of operating the plant as part of the Essakane mine’s long-term tailings strategy and the development of a regional hydrology model, which it expects to finalize by the end of this year.

Cyanide is used in the gold leaching process, which makes emissions, effluents and waste a key issue for the Company. Such measures, including corrective action taken to address the detection of cyanide and other metals in the groundwater near the Essakane mine, and any additional measures required to address effluent compliance, fines and costs and/or the effluent quality at any location may have a negative impact on the Company’s financial condition and/or results of operations.

In certain countries in which the Company has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds, letters of credit or other forms of financial assurances are required as security for these reclamation activities. The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

The Mouska mine ceased mining activities at the end of the second quarter of 2014 and the dismantlement of the surface installation is complete. More ground sampling has been performed under the former buildings to evaluate if there is some contamination and the final reclamation of the site will be achieved during 2016. The Company’s estimates for restoration and closure costs at all properties are contained in Section 5.2 of Item III below. Any significant increases over the current estimates of these costs could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Failure of the hydrostatic plug at the Westwood mine

With the closure of the Doyon mine, a hydrostatic plug was built and installed to separate the underground workings of the Doyon and Westwood mines permanently and completely and allow disposal of the Westwood mine tailings in the Doyon pit. It is possible that over time, the plug might deteriorate or there might be some fracture of the rock mass which may damage the hydrostatic plug and cause it to fail resulting in flooding of the Westwood mine and unwanted discharge and contamination.

Permitting

The operations and exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the development of the Côté Gold project or impede the operation of a mine, which could adversely impact the Company’s operations, profitability and financial results. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Company’s ability to obtain and maintain required permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the Company, which fundamentally constitute the Company’s property holdings, can be uncertain and may be contested and the Company’s properties are subject to various encumbrances, including royalties.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Several of the Company’s claims, leases, licenses, permits or authorizations will need to be renewed and on renewal, if renewed, the claim, lease, license, permit or authorization may cover a smaller area. There is a risk that the Company may not have free and clear or good and marketable title to all its property interests, or that they may be subject to challenge or impugned in the future. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to exploration and undeveloped properties, may be defective. A successful challenge to the Company’s title to its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the Company. Assuming the Company has good and marketable title to its immediate operating interests in order to operate efficiently, the Company may further need to acquire other title, such as surface title, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further title, easements or rights of way necessary for the Company’s operations may be acquired by the Company and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the Company’s operations.

Failure by the Company to meet its payment and other obligations pursuant to laws governing its mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on the Company.

Competitors

The Company competes with other mining companies and individuals for mining interests on attractive exploration properties and the acquisition of mining assets, including competitors with greater financial, technical or other resources. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Force majeure

The Company’s business is subject to a number of risks and hazards generally, including, without limitation, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, rock falls, landslides, cave-ins, deterioration of the surrounding ground, floods, seismic activity, earthquakes, changes in the regulatory environment, industrial accidents, including those involving personal injuries or fatalities, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or human-provoked incidents that could affect the mining of ore and the Company’s mining operations and development projects, most of which are beyond the Company’s control, and many of which are not economically insurable. In addition, the Company has encountered other natural phenomena such as severe weather conditions which include considerable rainfall at the Rosebel and Sadiola mines or drought, water shortages or sand storms at the Essakane mine. These risks and hazards could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

As a result, production could fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company’s financial performance, liquidity and results of operations.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geomechanical factors. Underground workings, pit slopes, and other excavations may be subject to local or widespread geotechnical failure should the forces acting on the rock mass exceed the strength of that rock mass.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles, dams, etc. may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

The Company employs internal geotechnical experts, external consultants and third party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may still occur which could result in the temporary or permanent closure of all or part of a mining operation and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to repair or recover from such geotechnical failures and the resulting damage.

In January and May of 2015, localized falls of ground occurred at the Westwood mine in Quebec caused by seismic events. In both instances, miners were temporarily trapped as a result and, once the fallen ground material was removed, were able to exit the mine safely. Subsequent to the May 2015 event, mining in the affected area was suspended until December 2015. In-house and external experts in rock mechanics rigorously investigated the causes of the seismic event and have made recommendations for changes to mine designs, enhanced ground control measures and recovery of the damaged sections of the mine. These recommendations have been subsequently reviewed and accepted by both a group of independent geotechnical experts and by another independent geotechnical expert on behalf of the Commission des normes, de l’équité, de la santé et de la sécurité du travail (“CNESST”). The Westwood mine is in the process of adopting these recommendations in their planning and development activities and will seek ongoing consultation of the CNESST.

Insurance and Uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance losses and records and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and/or results of operations.

Joint ventures

The Company operates certain of its properties through joint ventures and is subject to the risks normally associated with the conduct of joint ventures.

Risks relating to joint ventures include reduced ability to exert control over strategic, tactical and operational decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such joint venture partners to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s results of operations and financial condition.

Non-controlled assets

Some of the Company’s assets are controlled and managed by other companies or joint venture partners. Some of the Company’s partners may have divergent business objectives and/or practices which may impact business and financial results. Management of the Company’s joint venture assets may not comply with the Company’s management and operating standards, controls and procedures (including with respect to health, safety and the environment). Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non-managed assets and operations but could also lead to higher costs and reduced production and adversely impact the Company’s results and reputation and future access to new assets.

The Sadiola mine has a limited number of options to continue operations, as oxide ore is being depleted and the failure to develop the Sadiola Sulphides project (“SSP”) will lead to an early closure of the mine or put the operation on temporary care and maintenance. The delay or lack of approval of the SSP in Mali and the failure to reach an agreement with the Company’s joint venture partner has changed the economics of the SSP’s development in light of the current life of mine for the SSP. The SSP may become uneconomic and mining may cease in 2018, or earlier which will lead to early closure of the mine. This will probably result in potential write-offs of assets and adjustment to the estimated restoration and closure costs for the Sadiola mine as contained in Section 5.2 of Item III below.

Infrastructure and water access

Certain operations of the Company are carried out in geographical areas outside Canada which lack adequate infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and/or results of operations.

The Company’s failure to obtain needed water permits, the loss of some or all of the Company’s water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities.

Community risk

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal mining at or near the mine sites. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including aboriginal and indigenous peoples, through legal challenges relating to ownership rights or rights to artisanal mining.

Threats to the security of the mines and its personnel due to artisanal mining, political unrest, civil wars or terrorist attacks may adversely impact the Company’s mining operations. Artisanal miners may make use of some or all of the Company’s properties. The Company is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to the operations and relationships with governments and local communities. Existing legislation in Suriname is outdated with respect to the management of illegal miners and this, coupled with a weak enforcement by the government of the current legislation, has a negative impact on the Company’s operations. It is difficult for the Company to control access to concessions due to the size of the Rosebel mine’s operations and the geographical characteristics and topography of the site. Illegal mining activities at the Rosebel mine were brought to an end during the fourth quarter of 2015 following legal action by the Company directed at both the illegal miners and the Republic of Suriname.

Similarly, the unstable political environment in Burkina Faso has led to turmoil in the surrounding communities, protests and destabilization of the country. This has resulted in increased costs for securing the Essakane mine site and protecting its workers and facilities. In addition, there are artisanal miners operating in the vicinity of the Essakane mine, which also presents challenges for the Company.

Engagement with indigenous peoples in Canada has recently become more contested in the wake of several decisions by the Canadian Supreme Court that have expanded First Nations’ rights and consultation requirements within the context of resource development. These decisions have heightened the risks for mining companies in Canada. Many First Nations communities have increased their advocacy with respect to claimed entitlements regarding resource development projects within their traditional territories. The Company is continuing its engagement activity with both First Nations and the Métis on the Côté Gold project in Ontario. In Québec, the Company has been approached by the Abitibiwinni First Nations regarding the Westwood mine and will be increasing its engagement with this First Nation community going forward.

Information systems security threats

The Company is reliant on the continuous and uninterrupted operation of its Information Technology (“IT”) systems. User access and security of all IT systems can be critical elements to the operations of the Company. Protection against cyber security incidents, cloud security and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs.

Climate change

The Company acknowledges climate change and that the increased regulation of greenhouse gas emissions (such as carbon taxes) may adversely affect the Company’s operations and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

The Company makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective and the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. Canada’s federal and provincial legislation impose mandatory greenhouse gas emissions reporting requirements and the Company’s Westwood mine in Quebec is subject to a cap-and-trade regulation. The recent Paris climate accord signed by 195 countries in December 2015 marks a global shift toward a low-carbon economy.

Item III	Description of the Business

1.	Mining Activities - Canada

In Canada, the Company owns the Westwood mine in Québec and the Côté Gold project, a development project located in Ontario.

1.1	Doyon Division - Westwood Mine

Unless stated otherwise, the information in this section is based upon the technical report (the ‘‘Westwood Report’’) entitled ‘‘NI 43-101 Technical Report, Mineral Resource and Reserve estimate as of December 31, 2012 Westwood Project, Québec, Canada’’ dated October 16, 2013, prepared by Armand Savoie (Geologist then responsible for Mineral Resource and Reserve, Westwood Project, IAMGOLD Corporation) with assistance from Richard Morel (who at the time was the Project Leader for IAMGOLD Corporation) and François Ferland (then Senior Engineer, Engineering Department for the Westwood Project for IAMGOLD Corporation). The Westwood Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Westwood Report which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Westwood mine, which is directly owned by the Company, is located in the Bousquet Township approximately 40 kilometres east of Rouyn-Noranda, Québec.

The Westwood property is part of the Doyon division mining property which consists of one mining lease for the Westwood mine (B.M. 1002, registered in 2012), one mining lease for the past producing Doyon mine (B.M. 695), two mining leases for the past producing Mouska mine (B.M. 800 and 843) and 78 map designated cells for a total surface area of 2,874.74 ha. In 2014, the Ministry completed a conversion process to replace all ground-staked mineral claims forming the Doyon and Mouska mines properties in designated cells to simplify the land tenure system. Three (3) tailing surface leases (P.R. 999780, P.R. 999794 and P.R. 999803) are superimposed over part of the property. The Company holds title to all of those claims and leases at 100 per cent. The claims are all situated in the Bousquet Township.

ii)	Accessibility, Climate, Local Infrastructure and Physiography

Access to the Westwood mine is by road from the Doyon mine. The Westwood mine is at an elevation of about 340 metres, its physiography is relatively flat and it is accessible year round. It is located in a mature forest and power, water and labour are all readily available in the area.

iii)	History

Exploration in the area of the Westwood mine dates back to 1910. In 1980, the Doyon mine was brought into production by Lac Minerals Ltd. (“Lac”), and Cambior subsequently acquired a 50 per cent interest in the Doyon mine. In 1999, Cambior became the sole owner of the Doyon mine when it acquired the remaining interest of Barrick Gold Corporation, which had acquired its interest pursuant to its acquisition of Lac Minerals Ltd. The Company acquired Cambior in November 2006.

iv)	Geological Setting and Mineralization

The Westwood mine is part of the Doyon-Bousquet-LaRonde (“DBL”) mining camp. The project is located within the southern Abitibi sub-province, in Archean volcanic and intrusive rocks of the Bousquet Formation. The DBL mining camp hosts two world class deposits: the Doyon and LaRonde-Penna mines and is the largest Au-Cu-Zn-Ag producing district in Québec.

The Westwood mine area is underlain by meta-volcanic rocks of the Blake River Group and partly by meta-sediments of the Cadillac and Kewagama Groups. The Mooshla intrusive, a synvolcanic differentiated pluton, intrudes the volcanics in the western part of the property. Stratigraphy generally strikes east-west (100-110°), dips steeply to moderately (70-80°) towards the south and is interpreted to have a southerly facing direction. The regional foliation is sub-parallel to the stratigraphy and varies in intensity from mild to intense. Regional metamorphism is transitional from greenschist to lower amphibolite facies.

Mineralization observed in the DBL camp is mainly associated with units number 4 and 5 of the Bousquet Formation and to a lesser extent with the Mooshla intrusive complex. These rocks host gold-sulphide vein-type mineralization at Zones 1, 2 and West (Mooshla Pluton) of the Doyon deposit and gold-rich VMS-type mineralization at the Bousquet and La Ronde deposits.

Three distinct mineralized envelopes are identified in the Westwood mine area. The first two zones (Zone 2 Extension and North Corridor) consist of quartz-pyrite ± chalcopyrite ± sphalerite veins and veinlets within a matrix containing 2 to 10 per cent of disseminated pyrite. The vein systems are orientated 085-105°/60-70°S, which is slightly discordant to the regional foliation in both strike and dip. These zones are located within felsic to intermediate volcanic rocks, and associated with a proximal sericite-pyrite-garnet alteration assemblage. The third envelope delineates the Warrenmac-Westwood mineralized corridor, which is located at the same stratigraphic contact on each side of the Bousquet Fault. Both consist of gold-rich pyrite-sphalerite stringers or concentrations with local massive sulphide bands (5-50 centimetres but locally up to 7 metres) and minor gold-bearing sulphide-rich quartz veins or veinlets, all enveloped by a disseminated pyrite-rich alteration halo. Occasional black quartz veins with chalcopyrite traces return gold values, but not systematically. Rocks hosting the Warrenmac-Westwood mineralization are lithologically and geochemically similar to the host rocks of the main sulphide lenses at the LaRonde-Penna mine. East-west sub-horizontal quartz-tourmaline (pyrite) veins are also present but rarely anomalous in gold.

v)	Exploration

The first exploration work at the Westwood mine occurred in the 1930s. Since the 1930s to December 2015, a total of 686,603 metres of DD has been completed from both surface and underground locations at the Westwood mine. Underground development of drifts and ramps have been excavated since 2008 on levels 360, 600, 840, 1,040, 1,320, 1,400, 1,560, 1,800 and 1,920 metres below surface. A shaft 1,958 metres deep was completed in early 2013. No exploration drilling has been done since September

2013, due to exploration budget reductions. All drilling done since that time has been for the purpose of valuation and detailed delineation of the known lenses.

vi)	Sampling and Analysis

Sampling is conducted on intervals selected based on quartz-sulphides, veins stringers, sulphide rich concentrations, shearing/deformation, alteration and disseminated sulphides, and the geologists at the Westwood mine are responsible for sample selection. The exploration core is sawn in half with one half sent to the laboratory and the other half kept as a reference in the core box. In areas of definition drilling, the whole samples are sent to the lab for assaying or a sample is first cut in half with one half sent for metallurgical testing and the other half sent to the lab for assaying. The samples are put into a sample bag, identified by sample number. Typically samples are 1 metre long in the possible high grade zones; outside these zones, sample intervals are 1 metre or 1.5 metres in length. The analytical quality assurance program includes systematic addition of blank samples, renumbered reject and pulp duplicates and internal reference material standards for each batch of samples sent for analysis. Some reject samples are sent to an external laboratory (Lab Expert at Rouyn-Noranda) for re-assaying. In addition, some reject samples are sent to ALS Chemex at Val d’Or for base metal content determination as well as gold and silver assays. A data verification program is in place.

vii)	Drilling

Boreal Drilling has been the drilling contractor on site since September 2013. Six to seven electric drills (underground) were running between January to December 2015. Hole lengths vary from less than one hundred metres to 1 kilometre. Core recovery is usually very good (greater than 95 per cent) except for the main fault zone and sericitic schist intervals where recovery may locally decrease to 50 per cent. Even when the recovery is good, the RQD is generally poor within the main fault zone area. All holes are surveyed, in direction and dip, at the collar and while drilling is in progress. Down hole surveys are performed at nominal 50 metre downhole intervals with reflex tools.

viii)	Security of Samples

Prior to December 2013, all samples were sent to the Doyon mine laboratory, which was closed in late November 2013. Since December 2013, all samples are being sent to Accurassay Laboratories, a commercial laboratory located in Rouyn-Noranda, Québec. A complete QA/QC program which includes 5 per cent blank material and 5 per cent certified reference material is inserted inside the analytical sequence by the Westwood mine geology team. A typical batch of samples sent to the laboratory numbers approximately 150 samples and around 15 to 20 QA/QC samples are inserted into the sample stream. The laboratory also uses a complete QA/QC program.

ix)	Exploration Drilling and Development

No exploration drilling has been done since September 2013, due to exploration budget reductions.

In 2015, six to seven underground drills focused on in-fill and delineation, drilled nearly 79,000 metres. The 2015 drilling results were mainly used to convert inferred resources into indicated and measured resources.

The potential to find more resources on both sides of the Bousquet fault is considered good, especially at depth and to the west in the three mineralized corridors. On the eastern side, the boundaries of mineralization require further definition drilling. Planned development will provide access for detailed evaluation and definition drilling on Zone 2, the North Corridor and the Westwood Corridor for 2016.

Impairment

In the fourth quarter of 2015, the Company identified certain indications of impairment and as a result performed an impairment test of its cash generating units (“CGU”), including the Doyon Division. The assessment indicated that the carrying amount of the Doyon CGU exceeded its recoverable amount. Accordingly, the Company recognized an after-tax impairment charge of $180 million against the Doyon CGU.

x)	Mining Operations and Processing

The start-up of the mill occurred on March 21, 2013. As planned, the ore is processed at the existing mill complex at the Doyon mine. This mill was refurbished in 2012 and was progressively commissioned during the last quarter of 2012 and up until March 2013. The nominal design capacity of the refurbished mill is 850,000 tonnes per year and ore from the Westwood mine will be processed according to that mine’s production schedule.

The ore is trucked to the Doyon mine mill at a distance of approximately 2 kilometres for crushing and then conveyed to ore bins using the existing conveyor system. The existing SAG mill and ball mill is being utilized. Cyanide destruction capacity exists to treat 100 per cent of the process tailings. Tailings disposal includes the use of desulphurized tailings for reclamation cover materials at the Doyon mine’s tailings impoundments, underground paste backfill and in-pit disposal.

The initial shaft sinking at the Westwood mine was completed in January 2013 and reached a depth of 1,958 metres. Since 2008, lateral and vertical development work has been realized on levels 036, 060, 084, 104, 132, 156, 180 and 192, including connecting ramps. The 2015 underground development work totals 18,366 metres of lateral and vertical excavation.

The Westwood mine achieved commercial production effective July 2014. The Company’s outlook for 2016 for the Doyon division is expected to range between 50,000 and 60,000 ounces of gold, with a ramp-up of the Westwood mine to full capacity over the next few years.

The following table indicates operating information for the Westwood mine for the last two years:

WESTWOOD MINE	2015	2014
Gold production (ounces)	60,000	80,000
Tonnage milled (tonnes)	375,000	328,000
Grade milled (g Au/t)	5.26	7.98
Recovery (%)	95	95

At the end of 2015, the Westwood mine employed 632 employees and 222 contractors.

After the Doyon mine ceased production at the end of 2009, the mills at the Doyon mine continued to process ore from the Mouska mine. The collective agreement originally negotiated for employees at the Doyon mine now covers employees at the Westwood mine. In December 2012, a new collective agreement was signed with the workforce retroactively in effect from December 2011 and running until November 2017.

xi)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 4 of Item III below.

xii)	Environment

The EMS for the Westwood mine is certified under ISO 14001-2004. The Westwood mine participates in the Mining Association of Canada’s Towards Sustainable Mining (“TSM”) program. This program requires a mine to assess its performance against the six protocols of TSM: Aboriginal and community outreach, crisis management, health and safety, tailings management, biodiversity conservation management, and energy use and greenhouse gas emissions management. The Westwood mine received a TSM Leadership Award in 2015 as it met or exceeded a Level A ranking across all of the six protocols. The facility’s TSM results were externally verified to be eligible for this recognition.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

xiii)	Taxation

The Company’s Canadian operations are subject to a combined federal and provincial statutory income tax rate of approximately 27 per cent. The Company’s operations in the Province of Quebec are also subject to a mining duty with statutory marginal tax rates ranging from 16 to 28 per cent depending on profit margin.

1.2	Côté Gold Project

Unless stated otherwise, the information in this section is based upon the technical report (the ‘‘Côté Gold Report’’) entitled ‘‘NI 43-101 Technical Report on the Côté Gold Project, Chester Township, Ontario, Canada’’ dated October 24, 2012, prepared by Roscoe Postle Associates Inc. (“RPA”), Jamie Lavigne, M.Sc., P.Geo., and William E. Roscoe, Ph.D., P.Eng and subsequent mineral resource estimate dated December 31, 2012, completed by RPA. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Côté Gold Report which is available for review on SEDAR at www.sedar.com. The Côté Gold Technical Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada.

i)	Property Description and Location

The Côté Gold project consists of a collection of properties assembled through staking and various option agreements. The Côté Gold project area is located southwest of Gogama, Ontario, and extends from Esther Township in the west to Champagne Township in the east, a distance of approximately 57 kilometres. The properties cover an area of approximately 516 square kilometres. They are bisected by Highway 144 and are approximately 200 kilometres north of Sudbury via Highway 144 and approximately 120 kilometres southwest of Timmins via Highways 101 and 144. This area is in the Porcupine Mining Division.

On April 27, 2012, the Company announced that it had entered into a definitive agreement with Trelawney Mining and Exploration Inc. (“Trelawney”) to acquire, through a wholly-owned subsidiary, all of the issued and outstanding common shares of Trelawney through a plan of arrangement. On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney. Under the terms of the transaction, former shareholders of Trelawney were entitled to $3.30 in cash for each Trelawney common share held. The total purchase price amounted to $542.6 million. The transaction costs were $6.2 million and cash and cash equivalents acquired were $57.9 million. The shares of Trelawney were subsequently delisted and Trelawney remains an indirect 100 per cent-owned subsidiary of the Company. All of the interests in the property groups are owned by the Company through Trelawney and its various subsidiaries and are subject to property agreements in effect at the time of acquisition.

A title opinion prepared by a Canadian law firm dated June 20, 2012 confirmed Trelawney’s interest in the Côté Gold project.

The Côté Gold project area comprises ten property groups: Chester, Sheridan Option, Trelawney Mining & Exploration, Ontario 986813 Ltd., Sanatana Option, Trelawney Augen Acquisition Corp. East (Sanatana right of first refusal) and West, Huffman Lake Option, Falcon Gold Option, and Leliever properties.

The Chester Property, within which the Côté Gold deposit is located, includes 47 claims, 30 patents, three mining licences of occupation and four leases with a total area of approximately 1,701.322 ha. The Company is not aware of any known environmental liabilities associated with the Côté Gold project, the Chester Property, or any of the other property groups.

ii)	Accessibility, Local Resources and Infrastructure

The Côté Gold project is located southwest of Gogama, Ontario. The property is bisected by Highway 144 and is approximately 175 kilometres by road north of Sudbury, along Highway 144 and approximately 125 kilometres by road southwest of Timmins via Highways 101 and 144. Access to the property is by a network of logging roads and local bush roads accessed from Highway 144 and from the Sultan Industrial Road which runs east-west along and below the southern part of the project area.

The climate of the project area is continental in nature, with cold winters (-10°C to -35ºC) and warm summers (+10°C to +35°C). In this area, winter conditions can be expected from late October to early April. Precipitation averages 80 centimetres a year with a substantial portion in the form of snow averaging 2.4 metres per year.

The nearby town of Gogama (population 600) is on the CN railway line and is also connected to the regional electric power grid, but has few resources related to exploration and mining. However, Sudbury and Timmins are only about 200 kilometres and 120 kilometres distant by road, respectively. Either centre has mining suppliers and contractors plus experienced and general labour.

The main infrastructure on the Chester Property is a 3 metre by 5 metre, 1,675 metre decline to a final depth of 162 metres plus 700 metres of lateral drifting on five levels. This is referred to as the Chester 1 Project, which is located several kilometres east of the Côté Gold deposit. There is a shallow shaft (Bates) on the east end of the main vein structure and 90 metres of raises in mineralization. This is all located on Lease CLM 270 and Mining Lease P1222832 (Chester 1). The development work was completed from 1986 to 1989, but production was not achieved. The project is now connected to a 24 kV line from Shining Tree Substation on the provincial power grid.

The area is typical of glaciated terrain of the Canadian Shield. The topography is gently rolling, with high points seldom exceeding 50 metres above local lake levels. Elevations on the property are generally between 380 and 400 metres above sea level. The higher ground usually has a veneer of glacial till or soil over bedrock. There is only a few per cent of outcrop, mostly confined to higher ground. Low ground is covered by deep glacial till and frequent small lakes and/or swamps. Most of the area has been logged in the last 30 years so that vegetation is generally small second growth poplar, birch, spruce and pine. Poplar, birch, and white pine are common on the higher ground and spruce in the lower, wetter areas.

iii)	History

Prospecting and exploration activity in the vicinity of the Company’s properties began about 1900 and has continued sporadically to the present time. In the early 1930s and 1940s, a significant amount of prospecting and trenching was carried out plus the sinking of a few shallow shafts and some minor production from the Young-Shannon, Murgold-Chesbar and Jack Rabbit properties. From the early 1970s to about 1990, there was a great deal of surface work and drilling performed along with some limited underground investigations. With the consolidation of control of a group of properties in 2006, a reappraisal of the potential of several interesting gold prospects became possible. Trelawney acquired the properties in 2009 and began the exploration work that led to the discovery of the Côté Gold deposit.

Dewatering of the underground workings began in February 2010 and portal and underground rehabilitation began in the second half of 2010. Through early 2011, Trelawney recovered an underground bulk sample consisting of approximately 10,000 tonnes of mineralized material. Later in 2011, the Côté Gold project was placed on care and maintenance.

iv)	Geological Setting and Mineralization

Chester Township is located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province. The Swayze belt contains a diversity of extrusive and intrusive rock types ranging from ultramafic through felsic in composition, as well as both chemical and clastic sedimentary rocks. Igneous rocks predominate and include both volcanic and plutonic rocks. The Swayze area underwent a complex and protracted structural history of polyphase folding, development of multiple foliations, ductile high-strain zones and late brittle faulting.

The Chester Township area overlies a narrow greenstone belt assemblage, which separates the Kenogamissi Granitoid Complex to the north from the Chester Granitoid Complex to the south. The Ridout Deformation Zone, a major east-west high-strain zone, is within the greenstone belt rocks.

The Company’s Chester Property is underlain by calc-alkalic pyroclastic metavolcanic rocks of felsic to intermediate composition (Chester Group), felsic to intermediate, heterogeneous, granitoid intrusive rocks of the Chester Granitoid Complex and related migmatites.

Two different types of gold mineralization are recognized on the Chester Property. The historically important mineralization can be termed quartz vein and fracture associated, while the new Côté Gold discovery is viewed as an Archean gold porphyry deposit. Any genetic or temporal relationships between the two types of gold mineralization are unknown at this time.

The Côté Gold deposit mineralization consists of low to moderate grade gold ± copper mineralization associated with brecciated and altered, intermediate to locally mafic intrusive rocks. Mineralization occurs in the form of disseminated and fracture-controlled sulphides which generally correlate with the gold values. Gold mineralization is closely associated with the sulphides (pyrite, chalcopyrite, molybdenite, rare pyrrhotite) and visible gold is often present where molybdenite occurs.

The brecciated/mineralized lithologies have been affected by at least four distinct hydrothermal alteration events, two of which are pervasive and two vein/veinlet and fracture controlled. The pervasive alteration phases are mineral assemblages representing potassic and sodic alteration types. The vein/veinlet and fracture controlled alteration events are mineral assemblages representing phyllic and propylitic alteration types.

v)	Drilling, Sampling and Analysis, and Security of Samples

Additional close spaced definition drilling on the Côté Gold project was performed since RPA’s 2012 reports, using the same drilling technique and gold assaying procedures performed by the same laboratories.

All cores drilled since the December 31, 2012 estimates are of standard NQ or BTW sizes. Drill core were sawn in half, with one half for the assay sample and the second half retained for reference. Holes were sampled continuously from top to bottom with sample intervals generally of one metre in length. All drill collars are surveyed and downhole surveys were conducted in the holes. The logging and sampling of drill holes is done in accordance with industry standards. Assays for 2013-2015 have been performed at the selected analytical laboratories including: Accuracy Laboratories (Ontario-Canada), Actlabs Laboratory (Ontario-Canada), AGAT Laboratories (Ontario-Canada) and SGS Canada Inc. (Ontario-Canada).

Industry standard QA/QC procedures, including use of standards, blanks, duplicates and check assays in external laboratories are performed.

vi)	Mineral Resources

Since RPA’s December 2012 estimate, the Company has completed an additional 110,191 metres of DD in 219 holes in the immediate resource area and has assayed an additional 103,428 samples for gold,

which has been incorporated in the current estimate. All technical assumptions used for the present resources estimate have been revised since RPA’s December 2012 estimate, and a $1,500 gold price was used for the Whittle pit shell instead of $1,600 per ounce used by RPA.

The new drilling has been performed in order to finalize the 50 metre by 50 metre drilling pattern, to improve the understanding between the geological context and the gold mineralization and to define the understanding of gold continuity at short range.

Drilling is still ongoing within the pit area and a full review of the geological model and resources estimation methodology will be performed once completed.

The Mineral Resource estimate update was completed by the Company using Gemcom GEMS 6.46 software and employs a conventional approach including 3D geological modelling, block modelling, and ordinary kriging grade estimation. The Mineral Resource is reported at a cut-off grade of 0.3 g/t Au and a gold price of US$1,500 per ounce. High grade gold assays were capped between 15 g/t Au to 60 g/t Au depending on the zone.

MINERAL RESOURCE ESTIMATE 100% BASIS – DECEMBER 31, 2015

IAMGOLD Corporation – Côté Gold Project

Classification	Cut-off Grade	Tonnage	Grade	Contained Gold
	(g/t Au)	(Mt)	(g/t Au)	(Moz)
Indicated	0.3	289	0.90	8.35

Inferred	0.3	67	0.55	1.17

Note:

1.	CIM Definitions were followed for classification of Mineral Resources;
2.	Mineral Resources are estimated at a cut-off grade of 0.30 g/t Au;
3.	Mineral Resources are estimated using a gold price of US$1,500 per ounce and metallurgical recovery of 93.5%;
4.	High grade assays are capped from 15 g/t to 60 g/t depending on sub-domain;
5.	Bulk density of 2.72 t/m3 was used for all rocks;
6.	The Mineral Resource Estimate is constrained within a Whittle Pit shell using assumed costs and the above noted gold recovery and gold price.

The Mineral Resource estimate as reported in the table above is the part of the block model that was constrained within a preliminary pit optimization shell using preliminary gold recoveries for the Côté Gold deposit and assumed costs and gold price. The Mineral Resources are classified as Indicated and Inferred and follow the CIM Standards.

The Côté Gold Mineral Resource was estimated using only DD hole data. All holes have been drilled from surface utilizing a locally established grid.

Two main domains of mineralization have been interpreted at the Côté Gold project and are referred to as the Southwest (“SW”) domain and the Northeast (“NE”) domain. The SW and NE domains are separated by a west striking, steeply north dipping fault zone and are intruded by vertical to steeply dipping, north-northwest striking, post mineralization diabase dykes. The domains were interpreted using a 0.3 g/t gold grade envelope, combined with the presence of the 2015 interpreted breccia and copper and barium grade envelopes as a guide. The new interpretation general outlines generally correspond to the former RPA’s envelopes with some local differences.

The strongly skewed distribution of the assay data and the relatively high coefficient of variation that characterize all mineralization domains, zones, and sub-zones indicate that high grade outliers may have a disproportionate influence on the average gold grade and need to be capped for use in grade estimation. To estimate the gold grade capping levels, histograms and log probability plots have been evaluated and a decile analysis has been completed for each of the four sub-zones included in the NE and SW Main zones. Based on these analyses, a grade cap of 20 g/t Au was determined to be appropriate for the upper sub-zones and a grade cap of 15 g/t Au was determined to be appropriate for the lower sub-zones.

For the Mineral Resource estimate, a composite length of 6 metres was used. This length corresponds to half of the block height, introducing an acceptable amount of smoothing compared to the size of a potential operation.

The block model used for estimation of the Côté Gold deposit grade and tonnage consists of 15 metre by 15 metre by 12 metre blocks oriented N60°E in UTM coordinate space.

Blocks were assigned codes corresponding to their occurrence inside or outside of the mineralization wireframes. The block model is based on the percentage of blocks included in their respective domains.

Based on the bulk density measurements completed at the Côté Gold deposit site and the development of the geological solids, the density value of 2.72 t/m3 have been assigned to all rocks.

The block grade estimation was performed by ordinary Kriging grade estimation. In order to preserve grade and continuity, a two pass strategy was applied. The search strategy (orientation and range) was based on variography study results, the first pass was more restrictive on number of composites and distances, the second pass relaxed those constraints. The number of composites was assessed by comparing various strategies to correlate to global change of support.

In order to comply with the CIM Definitions of “reasonable prospects for eventual economic extraction”, the Company prepared a range of preliminary Whittle pit shells using the estimated costs and parameters slightly different than RPA’s 2012 estimate as shown below.

PRELIMINARY WHITTLE PIT SHELL PARAMETERS

Côté Gold Project

Item	Amount
G&A - $ per tonne ore	1.70
Process - $ per tonne ore	7.70
Total ore based Cost	10.10
Rock Reference mining cost	1.89
Mining - $ increment per 10 m	0.027
Pit Wall Slopes (°)	37-46
Gold Recovery (%)	93.5
Gold Price (US$)	1,500

Within the NE and SW envelopes, blocks were classified as indicated when within an area drilled at 50 metre pattern, and inferred otherwise. Outside of the main mineralization zones, a 20 metre restriction around drillholes was used to classify blocks as inferred. Only blocks contained within the pit shell were reported as a resource.

Information on mineral resources is also provided in Section 4 of Item III below.

vii)	Exploration and Development

The main focus of project activities on the Chester Property by the Company has been DD on the Côté Gold deposit. Underground exploration and evaluation ended when the Chester 1 project was placed on care and maintenance. Since the involvement of the Company in the large exploration position around the Côté Gold deposit, surface exploration on the eastern and western parts of the Côté Gold project area has included geological mapping, prospecting and outcrop sampling as well as selected ground geophysical surveys, soil sampling and diamond drilling. Programs have been completed on the Sheridan Option, Trelawney, Ontario 986813, Chester, Trelawney Augen Acquisition Corp. East (Sanatana right of first refusal) and West, Huffman Lake and Leliever properties.

Chester Property

The Company’s exploration on the Chester Property consisted mainly of drilling. The previous exploration at the property, including underground bulk sampling carried out by Trelawney, was reported in a prior technical report for the property. Since 2013, a mapping and surface sampling program has been initiated outside the Côté deposit footprint. Digitization of all historic works is also underway. In 2014 and 2015, thirteen DD holes, totalling 3,233 metres were completed to test various mineralized structures.

On the Clam Lake claims block currently held at 90 per cent by Trelawney and 10 per cent by Sanatana Resources Inc., the Company also completed a nine hole, 1,881 metre DD program in 2014 and a seven hole, 1,659 metre DD program in 2015. This program was completed largely to follow up an initial intersection of a gold mineralized of 63.2 g/t Au / 5.0 metres from a down hole depth of 143 metres (uncut and 2.5 metres true width) in hole CLM13-02 on what has now been named the Hava Deformation Zone. The program successfully intersected the Hava structure where tested, however, significant gold grades are largely restricted to narrow intervals.

Sheridan Option Property

During the 2012 field season (April-September), work completed by the Company consisted of prospecting, geologic mapping and geochemical sampling (soil and rock). A total of 225 rock grab samples were collected, described and assayed. A total of 810 soil samples were collected at 50 metre spacing on 1,000 metre spaced lines. All sample locations and mapping data as well as topographic features and infrastructure were integrated into the Project Geographic Information System. Approximately 73 kilometres of grid line cutting was completed, and on this grid 33 kilometres of induced polarization were completed. In 2013, a short DD program of 545 metres tested some of the geophysical anomalies with negative results. In 2015, an induced polarization was completed in the southern part of the property area.

Trelawney Mining and Exploration Property

Grab samples of outcrop were collected from the Trelawney mining and exploration claims during the 2012 field season, including, 11 samples from the Neville Block, 69 samples from the Benneweis Block, and 253 samples from the Yeo Block. In 2013-2014, geological mapping, an induced polarization survey and soil sampling were completed largely in prospective areas along or adjacent to the Rideout Deformation Zone. In 2015, a four hole, 1,574 metre DD program was completed to test selected targets.

Ontario 986813 Limited Property

Geological mapping, prospecting and sampling was completed during the 2012 summer months (May-September). A total of 191 grab samples of outcrop were taken including 191 from the North Block, 536 samples from the South Block, and 215 samples from the East Block. Sample locations and geological mapping were compiled in the Project Geographic Information System. Follow-up exploration work included line cutting, completion of an induced polarization survey and short DD programs of 816 metres completed in 2014 and 634 metres in 2015 to test prioritized targets.

TAAC West Property

In recent years, exploration conducted by prior operators on the TAAC West Property included the completion of two large ground geophysical surveys. Previous drilling activity was largely focused at the Jerome deposit. In 2013-2014, the focus of exploration was to review historical work and initiate a geological mapping and outcrop sampling program to assess some of the mineralized areas and prospect numerous geophysical and soil anomalies. In 2015, soil sampling, outcrop stripping and geological mapping were undertaken on some of the mineralized trends and a 17 hole, 4,934 metre DD program tested prioritized targets.

Impairment

The Company completed a review of the Côté Gold project in the fourth quarter of 2015 and determined that the carrying amount of the asset was unlikely to be recovered in full from successful development or by sale. The Company has taken a $400 million impairment charge against the asset. Give the current and foreseeable economic environment, the Company has no definitive plans to develop the project at this time. The Company will, however, continue to seek ways to de-risk and to increase the value of the project through the advancement of the feasibility study and through completion of the ongoing environmental assessments. Additional technical studies and ongoing regional exploration will further maximize the Company’s flexibility with respect to any future development decisions.

viii)	Taxation

The Company’s Canadian operations are subject to a combined federal and provincial statutory income tax rate of approximately 27 per cent. The Company’s operations in the Province of Ontario are also subject to a statutory mining tax rate of 10 per cent.

2.	Mining Activities – International

2.1	Africa: Burkina Faso – Essakane mine

Unless stated otherwise, the information in the sections below (other than the information under the headings ‘‘Essakane Mining Convention’’ and ‘‘Mining Legislation and Permits’’) are based upon the technical report (the ‘‘Essakane Report’’) entitled ‘‘Technical Report on the Essakane Gold Mine, Sahel Region, Burkina Faso’’ dated February 17, 2016 (effective December 31, 2015), prepared by Lise Chénard, ing. (Director, Mining Geology, IAMGOLD Corporation), Jérôme Girard, ing., P.Eng. (Manager, Metallurgy, IAMGOLD Corporation), Philippe Gaultier, ing., MASc. (Director, Project Development, IAMGOLD Corporation), Gilles Ferlatte, ing. (Vice-President and General Manager, IAMGOLD Essakane S.A.), Bruno Lemelin, Ph.D., ing. (Operations Manager, IAMGOLD Essakane S.A.), Louis-Pierre Gignac, M.Sc.A., ing. (Vice-President, Mining Engineer, G Mining Services Inc.), and Réjean Sirois, P.Eng. (Vice-President, Geology and Resources, G Mining Services Inc.). The Essakane Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Reference should be made to the full text of the Essakane Report which is available for review on SEDAR at www.sedar.com.

i)	Mining Legislation and Permits

The mining and exploration permits comprising the Essakane mine are subject to the 2003 Mining Code no 31-2003/AN dated May 8, 2003 of Burkina Faso (the “Burkina Faso Mining Law”). The Essakane Exploration Permits (defined in Section 2.1 ii) of Item III below) are considered to be exploration permits as defined under the Burkina Faso Mining Law. The Burkina Faso Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years; however, on the second renewal, at least 25 per cent of the original area must be relinquished. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the mining reserves have been depleted. Pursuant to Article 21 of the Burkina Faso Mining Law, mining permits are treated as real property rights with complete rights of mortgage and liens. Both exploration and mining permits are transferable rights subject to the consent of the Ministry of Mines of Burkina Faso. Pursuant to article 78 of the law, only holders of mining exploitation permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. As a result, IAMGOLD Essakane S.A. is required to maintain a reserve for future reclamation in connection with the Essakane Mining Permit (defined in Section 2.1(ii) of Item III below). The Burkina Faso Mining Law also guarantees a stable fiscal regime for the life of any mine developed. The Burkina Faso Mining Law also provides that work towards development and mining must be started within two years from the date a mining permit is granted and must conform to the feasibility study.

All mining exploitation permits in Burkina Faso are subject to a ten per cent carried interest. In addition, once a mining convention is signed and an exploitation license is awarded by the government, a royalty applies on a graduated basis based on the prevailing gold price.

The royalty rate is set at 3 per cent if the gold price is less than $1,000/oz, 4 per cent if the gold price lies between $1,000/oz and $1,300/oz, and 5 per cent if the gold price is greater than or equal to $1,300/oz.

The mining convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The Burkina Faso Mining Law states that no new taxes can be imposed with the exception of mining duties, taxes and royalties. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

The new Burkina Faso Mining Code was approved by the transitional government and came into effect on June 16, 2015, however, an application decree is required for the Mining Code to be operational. The changes to the mining code include the introduction of a 1 per cent levy on revenues derived from business in Burkina Faso to serve the development of local communities, the elimination of the reduced corporate tax rate, resulting in a tax increase from 17.5 to 27.5 per cent and a priority dividend payable to the State of Burkina Faso.

ii)	Property Description and Location

The Essakane mine straddles the boundary of the Oudalan and Seno provinces in the Sahel region of Burkina Faso and is approximately 330 kilometres northeast of the capital, Ouagadougou. It is situated approximately 42 kilometres east of the nearest large town and the provincial capital of Oudalan, Gorom-Gorom, and near the village of Falagountou to the east. All the Essakane Exploration Permits and the Essakane Mining Permit are located on contiguous ground.

The Essakane main zone deposit (the “EMZ deposit”) and the Falagountou resource (together, the “Essakane Mining Permit”) are located within a 100.2–square-kilometre mining exploitation permit area. The permit area is currently surrounded by seven exploration permits (the “Essakane Exploration Permits”) totalling 1,260.59 square kilometres. Five of the seven Essakane Exploration Permits were granted by the Ministry of Mines Quarries and Energy (the “Minister”) in November 2009 for an initial three-year term ending November 2012, and were approved for renewal by the Minister for a first three-year term on December 18, 2012. The request for a second renewal was submitted to the Minister on August 18, 2015. For three exploration permits, 25 per cent of the initial surface area will be relinquished, whereas for two, a special request was submitted to the Minister to keep the original surface area. The sixth Essakane Exploration Permit (the Korizena permit) was also approved for renewal for a second three-year term on December 18, 2012 and 25 per cent of the original area covered by that permit was relinquished. An application for a new permit on the relinquished area was subsequently filed and approved by the Minister on May 6, 2013. On the same date all of the taxes due were paid. On August 18, 2015, a request for extending the actual surface area of the sixth permit for another of three year period was submitted to the Minister. The seventh permit was granted on May 6, 2013 by the ministerial decree “Arrêté 13/0076/MME/SG/DGMG.

On April 2013, the International Court approved changes to the border between Burkina Faso and Niger. The new border intersects the most northern exploration permit (Dembam 2) on the southeast corner reducing the permit area from 237 square kilometres to 231.16 square kilometres. The total Essakane Exploration Permits area is now 1,260.59 square kilometres.

The application for the second renewal was submitted to the Minister on August 18, 2015. For three exploration permits (Dembam 2, Gomo 2 and Alkoma 2), 25 per cent of the initial surface will be relinquished. Regarding Gossey 2 and Lao Gountouré 2, a special request was submitted to the Minister to keep the original surface and the Company requested an extension with respect to the surface of Korizena for another period of three years. At the completion of the renewal process, the total surface area will be 1,092.87 square kilometres.

iii)	Type of Mineral Tenure

The Essakane Exploration Permits are in good standing. Pursuant to the Burkina Faso Mining Law, each mining exploitation permit application requires a separate feasibility study, but there is precedent in Burkina Faso for variations to this rule. The total entitlement of an exploration permit is nine years. Exploration permits are guaranteed by the Burkina Faso Mining Laws, provided the permit holder complies with annual exploration expenditures and reporting requirements. The Burkina Faso Mining Law provides for an exploration permit to be superseded by a mining permit.

IAMGOLD acquired Orezone Resources Inc. (“Orezone Resources”) in 2009, and the Essakane mine was transferred to IAMGOLD Essakane S.A. A title opinion prepared by a lawyer in Burkina Faso, dated February 23, 2009, confirmed that six exploration permits for the property comprising the Essakane mine as well as an industrial large gold mine exploitation permit were granted by the Minister under the mining laws of Burkina Faso to, among other subsidiaries of IAMGOLD, IAMGOLD Essakane S.A.

IAMGOLD Essakane S.A. is a Burkinabé company created for the purpose of developing and operating the Essakane mine. The entity’s name was changed to IAMGOLD Essakane S.A. on July 5, 2012. The Company owns 90 per cent of the outstanding shares of IAMGOLD Essakane S.A., while the Government of Burkina Faso has a 10 per cent free-carried interest in the outstanding shares of IAMGOLD Essakane S.A. The Government of Burkina Faso also collects a royalty of between three and five per cent, depending on the current price of gold, and various other taxes and duties on the imports of fuels, supplies, equipment and outside services as specified in the Burkina Faso Mining Law.

iv)	Essakane Mining Convention

In July 2008, the mining convention (the “Essakane Mining Convention”) for the Essakane mine was signed by the Government of Burkina Faso and IAMGOLD Essakane S.A. Pursuant to a condition contained in a bridge loan facility agreement entered into by Orezone Essakane Limited, IAMGOLD Essakane S.A. was required to re-execute the Essakane Mining Convention in September 2008. The Essakane Mining Convention acts as a stability agreement in respect of mining operations by, among other things, transferring the state-owned mineral rights to a mining company. The Essakane Mining Convention clarifies the application of the provisions of the Burkina Faso Mining Law with respect to IAMGOLD Essakane S.A. by describing the Government of Burkina Faso’s commitments and operational tax regime and the obligations of IAMGOLD Essakane S.A. to the Government of Burkina Faso. The Essakane Mining Convention cannot be changed without the mutual agreement of both parties. Pursuant to the Essakane Mining Convention, IAMGOLD Essakane S.A. is to carry out its operations in furtherance of, and in accordance with, the 2007 Essakane Feasibility Study and the Environmental Assessment. The Essakane Mining Convention is valid from the date of issuance for a period of 20 years and is renewable for the full life of the Essakane Mining Permit. Thereafter, the Essakane Mining Convention is renewable at the request of either of IAMGOLD Essakane S.A. or the Government of Burkina Faso for one or more periods of ten years each, subject to the provisions of the Burkina Faso Mining Law.

The Essakane Mining Convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, customs and currency exchange regulations and environmental protection in accordance with the Burkina Faso Mining Law.

In accordance with Burkina Faso’s statutory requirements and international best practices, the Environmental Assessment had been submitted to the Burkina Faso Minister of Environment on August 8, 2007. After review and public consultations, the Environmental permit (the “Essakane Environmental Permit”) for the Essakane mine was issued by the Minister of the Environment on November 30, 2007.

v)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Essakane mine area and specifically the area surrounding the EMZ deposit are characterized by relatively flat terrain sloping gently towards the Gorouol River to the north of the EMZ deposit. The average elevation over the mine site is 250 metres above sea level. Vegetation consists mostly of light scrub and seasonal grasses. Access to and from the capital Ouagadougou is by paved road and then by laterite road and within the exploration permits, access is by way of local tracks and paths. Deforestation has been significant, particularly in the area surrounding the original village of Essakane.

There are no major commercial activities in the project area and economic activity is confined to subsistence farming and artisanal mining. There are no operating rail links and all transport is by road or by air using an aircraft owned and operated by IAMGOLD Essakane S.A. The climate is typically sahelian and with the temperature ranging from 10oC to 50oC. A wet season occurs between late May and September, with mean annual rainfall of approximately 500 millimetres. Surface rights in the area of the Essakane Mining Permit belong to the State of Burkina Faso. Utilization of the surface rights is granted by the Essakane Mining Permit under condition that the current users are properly compensated. Electricity to the EMZ deposit is provided by on-site diesel generators; satellite communication is also available at the Essakane mine. Water is pumped from wells (boreholes) in sufficient quantities for exploration drilling and the mining camp. A 26 MW power plant, fuelled with heavy fuel oil was built for the production phase. Another 31 MW of capacity was added in 2013 to power the expanded milling circuit. The main sources of water are the Gorouol River during the rainy season and well fields around the Essakane pit and near the Gorouol River.

The Essakane mine initiated local training programs for artisans and unskilled labour was sourced locally with skilled labour drawn from Burkina Faso at large. Up to 150 expatriates from North America and Europe were required in the initial years of production, but that number decreased as Burkinabé workers acquired the expertise and experience to replace the expatriate employees.

The TSF is located southwest of the open pit mine and processing plant. The main mine waste storage facility is located east of the open pit mine. Other waste disposal sites are being considered for future use.

vi)	History

The EMZ deposit has been an active artisanal mining site since 1985. Heap leach processing of gravity rejects from the artisanal winnowing and washings was carried out by Compagnie d’Exploitation des Mines d’Or du Burkina (“CEMOB”) during the period from 1992-1999. From available records located in Burkina Faso, CEMOB placed 1.01 million tonnes of material at an average grade of 1.9 grams of gold per tonne and achieved 73 per cent recovery. It is estimated that 250,000 ounces of gold has been extracted from the local area since 1992. At its peak, up to 15,000 artisanal miners worked the EMZ deposit.

The Bureau des Mines et de la Géologie du Burkina undertook regional mapping and geochemical programs and arranged and financed the program of heap leach test work between 1989 and 1991. The heap leach facility was constructed in 1992 and produced 18,000 ounces in 1993, but averaged between 3,000 and 5,000 ounces per year. Serious efforts were also made to leach saprolite from the EMZ deposit, but based on verbal accounts, leaching failed because of high cement consumption and solution blinding in the heaps.

CEMOB was granted the Essakane mining exploration permit in 1991. The permit covered most of the area, which is now included within the Essakane mine (excluding the Gomo permit). BHP Minerals International Exploration Inc. (“BHP”) assisted CEMOB and explored the area from 1993 to 1996 under a proposed joint venture earn-in. BHP excavated and sampled 26 trenches (for 4,903 metres) along the EMZ deposit. Scout RC drilling was completed (including on the Falagountou and Gossey prospects), followed by RC drilling (7,404 metres of vertical holes on a 100 metre by 50 metre grid) and a few DD holes (1,462 metres) in the main area of artisanal mining on the EMZ deposit.

Upon CEMOB going into liquidation in 1996, Coronation International Mining Corporation (“CIMC”) secured title and in July 2000, six new Essakane licenses were granted to CIMC. In September 2000, CIMC entered into an option agreement with Ranger Minerals (“Ranger”) pursuant to which Ranger undertook an exploration program, focusing on intensive RAB and RC drilling of an oxide resource between October 2000 and June 2001. RAB drilling (12,867 metres) was used to locate drill targets at Essakane North, Essakane South, Falagountou and Gossey. Follow-up RC drilling at the EMZ deposit amounting to 22,393 metres was completed along with 1,070 metres of DD on twins and extensions. Ranger mapped and sampled veins in the BHP trenches.

In April 2007, Orezone Resources, Orezone Inc., Orezone Essakane Limited, Gold Fields Essakane (BVI) Limited (“GF BVI”), Orogen Holdings (BVI) Limited and Essakane (BVI) Limited entered into a members agreement and also set out the terms and conditions on which the parties would form a joint venture. GF BVI earned a 50 per cent interest in Essakane (BVI) Limited by spending the requisite $8 million on exploration. It increased its ownership to 60 per cent in the Essakane mine when it gained a further ten per cent interest in Essakane (BVI) Limited after Essakane (BVI) Limited completed the Essakane Feasibility Study on September 11, 2007. In October 2007, Orezone Resources entered into an agreement with GF BVI to acquire its 60 per cent interest in the Essakane mine in consideration for $200 million, with $150 million in cash and $50 million in Orezone Resources shares. The transaction closed on November 26, 2007 and Orezone Resources became the operator and owner of a 100 per cent interest in the Essakane mine subject to the interest of the Burkina Faso government.

After obtaining the Essakane Environmental Permit, the Essakane mining permit was granted, which resulted in the transfer of the Essakane mine to IAMGOLD Essakane S.A.

Orezone Resources was the project operator at the Essakane mine from July 2002 through December 2005. The 2006 project development exploration program on the deposit was carried out by GF BVI and focused on quality of gold assay, quality of geological modelling and quality of mineral resource estimate. Commercial production started on July 16, 2010.

vii)	Geological Setting

The Essakane mine is situated in the Paleoproterozoic Oudalan-Gorouol greenstone belt in northeast Burkina Faso. The local stratigraphy can be subdivided into a succession of lower-greenschist facies meta-sediments (argillites, arenites and volcaniclastics), conglomerate and subordinate felsic volcanics, and an overlying Tarkwaian-like succession comprising siliciclastic meta-sediments and conglomerate. Each succession contains intercalated mafic intrusive units that collectively comprise up to forty per cent of the total stratigraphic section.

The region preserves evidence for at least two regional deformational events. D1 structural elements such as the Essakane host anticline are refolded by a series of North-Northeast-trending F2 folds. Later localized deformation occurs near the margin of a calc-alkaline batholith in the south of the project area.

The Markoye Fault trends North-Northeast through the western portion of the project area and separates the Paleoproterozoic rocks from an older granite-gneiss terrane to the west.

viii)	Mineralization

The Essakane mine deposit is an orogenic gold deposit characterized by quartz-carbonate stockwork vein arrays and is hosted by folded turbidite succession of arenite and argillite. Gold occurs as free particles within the veins and is also intergrown with arsenopyrite +/- tourmaline on vein margins or in the host rocks. The gold particles occur without sulphides in the weathered saprolite. The gold is free-milling in all associations. The highest concentration of quartz veins and gold mineralization occurs in the 50-70 metre thick ‘main arenite unit’, and spatially in the hinge zone and eastern fold limb of the host anticline.

There are two distinct structural controls on gold mineralization: (i) gold associated with bedding parallel deformation; and (ii) gold associated with structures formed by the anticlinal folding event. The vein arrays are complex and consist of: (i) early bedding parallel laminated quartz veins; (ii) late steep extensional quartz veins; and (iii) pressure solution cleavage (with pressure solution seams normal and parallel to bedding).

Alteration in the host arenite unit typically consists of a sericite > carbonate > silica ± albite ± arsenopyrite ± pyrite assemblage. Arsenopyrite and pyrite occur within and adjacent to quartz veins or are disseminated throughout areas of wallrock alteration. Traces of chalcopyrite, pyrrhotite, galena and hematite can occur with the arsenopyrite. Gold occurs as free particles within the veins and also as intergrowths in arsenopyrite on vein margins or in the host rocks. The regolith profile within the deposit area consists of one to three metres of laterite, a 30 to 50 metre thick upper saprolite zone and a 10 to 30 metre thick lower saprolite zone that is underlain by competent rock. The Essakane mine deposit has a strike length of 2,500 metres and is open to the north, although economic mineralization follows the fold plunge to become progressively deeper.

ix)	Drilling

Orezone Resources and GF BVI drilled 20,364 metres of oriented HQ diameter core between September 2005 and June 2006 for the project development and feasibility study program. IAMGOLD Essakane S.A.’s drilling objectives include infilling drill to upgrade inferred resources, expanding the resource inventory and better understanding the geology and controls on mineralization to advance geological modelling and improve the quality of assay samples.

x)	Sampling Method & Quality Control

Most of the drill holes falling inside the Measured, Indicated, Inferred whittle pit shell are sampled as one metre lengths of full core. Core is sawed in two and one half sent for assaying when the hole is either outside the MII pit shell or selected by the geologist. Otherwise the entire length is crushed and pulverized. The entire sample is crushed to 95 per cent passing 2 millimetre in a Terminator or Boyd crusher. It is then split in 12 parts in a rotary splitter and a 1.2 kg sub-sample is pulverized to 95 per cent passing 105 microns with LM-5 or with LM-2 mills. A 1,000 g sub-sample is assayed by LeachWELL rapid cyanide leach over 12 hours with an atomic absorption (AA) finish. Initially, 10 per cent of assays that returned over 0.3 ppm had their solid residues re-assayed using fire assay. This percentage has been raised to 20 per cent in 2014. It is noted that all Keegor mills have been replaced with LM-5 mills, however, they are still available during rush periods.

All crushing and pulverizing rejects are returned to and stored at the Resource Development facility where 20 per cent are later selected for check assaying at a commercial laboratory in Ouagadougou using the same protocol. Check samples are selected on the basis of the presence of arsenopyrite mineralization regardless of the original grade. It was found that choosing the check samples based on the mine laboratory assay results alone resulted in a selection bias (i.e., over a long term, check samples, on average, returned lower values than the mine laboratory’s results).

Since the acquisition of IAMGOLD Essakane S.A. by IAMGOLD in 2009, all assays have been carried out using the LeachWELL method on 1 kg samples followed with fire assay of the tails when the grade is higher than 5 g/t Au.

Since 2010, RC drilling has been carried out using 140 millimetre (5.5 in.) diameter holes with 5 metre sample intervals down to a depth of 150 metre or until the water table is intersected. The 7 kg field split is dried and pulverized to 95 per cent passing 500 microns in Keegor mills. Occasionally, when the sample is comprised of coarse particles, crushing is performed through a Terminator or Boyd Crusher prior to the pulverization stage. The sample is split in a rotary divider until two sub-samples weighing 1 kg each are obtained. One sub-sample is pulverized to 95 per cent passing 500 microns and 1,000 g sample is assayed by LeachWELL rapid cyanide leach. Similar to the DD samples, 10 per cent solid residues are re-assayed using fire assay whenever the LeachWELL result exceeds 0.3 ppm Au.

Approximately 20 per cent of the crushed RC pulps are sent to ALS CHEMEX and SGS in Ouagadougou, for check assaying.

In 2014, revisions were made to the preparation protocols in order to address concerns raised by the Agoratek sampling consultant. The main concerns addressed were the mass of RC samples and the pulverization size. On the initial protocol the RC sample mass submitted to pulverization was 1.2 kg. Also, pulp duplicate are send to the external laboratory instead of coarse duplicate. The quantity of water and the rolling time have been revised as well.

The revisions included changing the pulverization size from P90 of 75 microns to P95 of 500 microns for RC samples (to avoid flattening of coarse gold) and matching preparation and assaying protocols of the primary (mine) laboratory and the check laboratory, particularly concerning the amount of water used in the LeachWELL leaching stage and the time the bottles were rolled.

IAMGOLD Essakane S.A. is using a QA/QC system which involves insertion of Certified Reference Materials (CRMs) supplied by Rocklabs Limited and locally sourced blanks. The CRMs were selected based on the range of gold grades and type of material to be submitted to Laboratory (oxide or sulphide sample).

Standards (100 g weight) are inserted at a rate of one standard per 20 samples. Results for every batch of CRMs, reported by the assay laboratory, are assessed by IAMGOLD’s database manager prior to upload of any assay data into the SQL database. The average of the CRM results for each batch is reported to the laboratory manager in a qualitative way by e-mail (trends showing over or underestimation; evidence for poor instrumental drift corrections; differences occurring at operator shift changes, etc.). Records of these assessments are stored in the IAMGOLD Essakane S.A. database.

Blanks consist of coarse granite sourced from the west of Burkina Faso. They are inserted at a rate of one blank per 20 samples, mostly within the expected mineralized interval. Formerly, barren quartz was used as blank material. One kilogram bags of granite blank material are inserted into the sample stream and prepared in the same way as any other RC or DD sample.

The field duplicates insertion rate is 1 per 20 samples and 20 per cent of pulps are selected for external laboratory checking.

The failure criteria are as follows:

•	The standard is considered to have failed when it is outside ±3 standard deviations.

•	Blanks are considered to have failed when the assay grade is greater than ten times the detection limit (D.L =0.001 g/t Au).

•	Duplicate precision has been recommended after the construction of a ranked Half Absolute Relative (HARD) graph.

In respect of sample security, following IAMGOLD’s acquisition of Orezone Resources and the Essakane mine in 2009, all drill samples were collected under direct supervision of the project staff from the drill rig and remained within the custody of the staff up to the moment the samples were delivered to the mine site laboratory.

Samples, including duplicates, were delivered from the drill rig to a secure storage area within the fenced Essakane mine core facility. Then blanks and certified reference materials were inserted. Chain of custody procedures consisted of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Sample security has relied upon the fact that the samples are always attended or locked in appropriate sample storage areas prior to dispatch to the sample preparation facility.

xi)	Data Verification

Different procedures have been put in place to collect information depending on the exploration method used. In general, field collection of data is entered on paper forms at the drill site and is then transcribed into Excel worksheets at the exploration office (one worksheet per hole).

Since 2013, field data has been entered directly into a laptop using Maxwell GeoServices’ LogChief geological database software and thereafter synchronized and transferred into the Central Database. This procedure is also followed for logging core and RC chips at the exploration office.

Data validation is carried out by the project or database geologist only after all data entry for the hole has been completed. Another set of data validation (such as invalid from and to, out of range, or invalid type values) is run on the data once it has been imported into DataShed. A separate set of validation steps is followed for the assay data after it is imported into DataShed. All paper copies of logs and assay certificates in PDF and Excel format are archived for future reference.

Prior to any resource estimation work, 20 per cent of the content of the database is validated. Holes are randomly selected and the following fields are inspected for possible discrepancies: survey, assays, and lithology. Azimuth and dips are investigated for possible errors. The length fields of drill holes in the “Header” tab versus the final survey measurements are verified. A crosscheck of all samples of the selected drill holes is carried out between laboratory certificates and assay values in the GEOVIA GEMS database to make sure that all gold assay intervals match the laboratory certificates. Investigations are carried out on the lithological information as well.

xii)	Mineral Processing and Metallurgical Testing

Testwork programs have been carried out on the Essakane mine’s major ore types by numerous international metallurgical laboratories since 1990. Since 2009, testwork has been performed to refine the process design parameters for the 2014 plant expansion (discussed below) and to assess the amenability of Falagountou ore to the Essakane mine’s extraction method.

It was determined, in the early stages of development of the Essakane mine, that heap leaching would not be economically viable due to poor recoveries with fresh ore and uneconomic quantities of cement required for agglomeration of the clay-rich saprolite. Therefore, a conventional crushing, milling, gravity concentration, and CIL gold plant is required at the Essakane mine.

Extensive leaching tests were conducted on the various ore types. A common characteristic of the Essakane mine’s ore is slow leaching kinetics if whole ore is subjected to cyanidation without removing the coarse gold particles in a gravity concentrate. While leaching is still on-going after 50 hours, if coarse gold is present in the ore feed, leach extraction reaches a plateau after less than 20 hours if gravity gold is removed prior to the leaching stage.

Gravity concentration was considered necessary for the Essakane mine’s plant, even though this would place an additional burden on security. This rationale was based on the following factors:

•	Due to the high nugget nature of coarse gold, gravity concentration would assist in reducing gold lock-up in the mills.

•	Early removal of free gold particles would reduce the tendency for the particles to be flattened in the mill and to have impurities hammered into the gold surface with continued circulation via cyclone underflow.

•	Coatings, which might inhibit cyanidation, can develop on gold particles undergoing prolonged recirculation in milling circuits.

•	Larger gold particles, if not removed before entering the CIL circuit, may not have sufficient residence time to dissolve completely, thereby reducing overall recovery.

•	The lower head grade in the CIL feed would reduce final solution losses.

•	The ability to intensively cyanide certain gold-bearing heavier minerals such as pyrite or arsenopyrite can potentially increase overall gold recovery.

Optimization studies, focused on grind size and recovery versus operating costs, concluded that the economical optimum grind size for hard rock was P80 minus 125 microns. The presence of activated carbon during leaching showed improved leaching kinetics and ultimately recoveries. This observation led to the use of a CIL circuit as opposed to a Leach-CIP circuit.

As part of the plant expansion, additional metallurgical testwork and ore characterization was carried out at SGS Lakefield Research Ltd (“SGS”) during 2011. Comminution testwork was done on fresh PQ drill core samples. The samples were found to be harder than those used for the initial plant design. Several gravity tests were done on the ore and confirmed a predicted gravity gold recovery of 45 per cent. Leach test were done on the gravity tails and the run of mine ore. The results showed that a combined (gravity and leach) recovery of 92 per cent should be expected with a 36 hour leach time. The estimated consumptions are 0.4 kg/t for cyanide and 0.6 kg/t for lime after the planned leach time of 36 hours. Static settling tests included flocculent screening, feed percent solids optimization, and flocculent dosage optimization. A non-ionic flocculent was determined to be the best suited for this operation with a feed dilution between 10 per cent to 15 per cent and a flocculent dosage of 40 g/t. Rheology testwork was done on simulated underflow samples. All of the samples demonstrated Bingham plastic rheology behaviors. The samples at a higher pH gave similar or slightly higher shear stress values.

Metallurgical testing on drill core and samples from the Essakane mine’s CIL circuit was carried out by SGS in June 2015 to further characterize the Essakane mine deposit, with an emphasis on hard rock behavior. The metallurgical tests included gravity separation, CIL tests, preg-robbing validation tests, whole ore leach tests, intensive leach tests, and diagnostic leach tests, as well as investigating the effects of grind size and the effects of surfactants on preg-robbing. The test program concluded that:

•	The gravity component of the mill is essential to maximize gold recovery and optimize the operation of the downstream CIL circuit. An average gravity recovery of 60 per cent was achieved at laboratory level. This is similar to the average value of 59 per cent obtained in previous studies performed by SGS.

•	The addition of carbon to the CIL circuit is needed to minimize the effects of preg-robbing carbonaceous material.

•	Gold extraction increases with grind fineness, however, with the increased grind fineness, more carbonaceous preg-robbing material is liberated and can prevent any observable increase in recovery.

•	The use of surfactants or blinding agents at the supplier’s recommended dosage did not improve gold recovery.

•	Diagnostic leaching of CIL tails showed that only 10 per cent of gold in the tailings is free milling, with the remainder being locked up in dolomite and labile sulphides or associated with sulphides, graphite, and silicates.

•	The June 2015 SGS study indicated a risk for significantly lower recovery related to the amount of graphitic ore present in future mining zones, according to the life of mine (LOM). IAMGOLD Essakane S.A. has initiated studies on the following initiatives to mitigate this issue:

•	Oxygen addition to CIL: will reduce the preg-robbing effects of the ore, with a potential to decrease cyanide consumption, increase recovery, and increase leaching kinetic.

•	Intensive Leach Process to treat gravity concentrate: will increase gold recovery from current shaking table.

•	Transforming the current leach tanks in CIL tanks: will decrease the preg-robbing effect that occurs in the leach tank prior to contact with carbon.

•	Optimization of the carbon profile in the CIL: will lead to better management of the gold inventory in the CIL and prevent preg-robbing.

A geometallurgy survey, which is currently ongoing, will help determine where the graphitic ore originates and serve as a basis for better ore mixing prior to the plant feed.

Metallurgical testing on representative samples from the Falagountou deposit was completed in May 2014 by SGS. The metallurgical tests included assaying, mineralogy, gravity separation, and CIL testwork. The test program concluded that:

•	Graphite content was low in all samples, as most carbon was associated with carbonate material.

•	Sulphur grade was low in the saprolite and transition samples, and slightly higher in the hard rock samples.

•	The hard rock samples were categorized as soft based on the Bond ball mill work index (BWI), and had excellent recoveries when treated in a gravity separation CIL circuit.

The average recoveries used per rock type from the Falagountou and Essakane pits as follows:

	Essakane Pit	Falagountou Pit
Rock Type	Recovery (%)	Recovery (%)
Saprolite	95.0	95.5
Transition	92.8	93.5
Hard Rock	91.9	92.0

xiii)	Mining Operations

Mining is carried out using a conventional drill, blast, load and haul surface mining method with an owner fleet. The annual mining rate was 48.9 million tonnes in 2015. The annual mining rate is expected to climb to 51 million tonnes per year in 2016 and remain stable for the following three years and decrease for the remaining years of the life-of-mine. The weathered zones will continue to be sequentially mined until fully depleted, after which mining will be exclusively in hard rock. Current pit geometry consists of five metre benches in upper lateritic layers, and 10 metre benches in hard rock. Grade control samples are collected using RC drills. A fleet of 11 drill rigs are used for the six inch production blast holes with two additional nine inch drill rigs commissioned in 2015 for production in hard rock.

Waste rock material is being stored in the waste dumps located to the east of the mine. Various ore stockpiles sorted per type (saprolite, transition or rock) and grade (marginal, low and high grade) are located to the west of the mine, just north of the primary crusher. Other mining infrastructure involves a mine office complex (mine offices, change houses and canteens), equipment workshop with overhead cranes integrated to the main warehouse and external wash down bays, blasting and explosives compound including magazines, diesel storage and dispensing facility and a drill core storage facility. The operating costs have been determined for three ore types, namely the saprolite ore, transition and fresh rock arenite/argillite ore. Mine haul roads are 20 to 30 metres wide and constructed by the mining department to support the 150-ton mine haul trucks.

Tails are stored in a tailings pond. A process plant expansion was commissioned in February 2014, and effectively doubled the hard rock processing capacity. A detoxification plant was also installed in 2014, upstream to the tailings pond. The detoxification plant is undergoing optimization and will be used as required following the new tailings deposition plan.

The mine village was built from prefabricated structures and this village was initially used as the construction camp. The site has a satellite communications system. Four office complexes are located in the mine plant area to service mine operations, maintenance management and administrative services. The main warehouse is attached to the mine maintenance shops and includes a sizeable storage yard.

General services are an essential component to the success of the project. Because of the remoteness and complex logistics of the mine coupled with the limited services available in Burkina Faso, the scope and extension of the general services department to support production is very substantial. Current manpower is approximately 2,250 workers, including contractors. A total of $420.6 million of capital is planned to be spent over the remaining life of mine.

IAMGOLD Essakane S.A. has implemented two resettlement plans consistent with Burkinabé laws and best practices recommended by international organizations (World Bank). The first plan started in 2008 (13,000 individuals and 2,981 households affected) and the second plan started in 2012 (3,208 individuals and 555 households affected). In both instances, memorandums of understanding were signed and resettlement follow-up committees (“CSR”) comprising key representatives of affected villages and administrative authorities were created. The CSR committees meet every month to follow up on the progress of the two resettlement action plans.

As part of a community investment plan, socio-educational infrastructures are being built (wells, medical centres, schools, etc.). Programs to fight malaria and HIV/AIDS, and increase road safety awareness, were developed for the benefit of neighbouring populations. Rural development activities (agriculture, animal husbandry, etc.) are primarily undertaken as part of a livelihood restoration program. Since 2014, a community investment program has been financing community projects through communal development plans. A program of village forests, tree nurseries, and school tree copses has also been developed to promote environmental protection.

Production

The 2016 attributable production is estimated to be between 365,000 and 375,000 ounces of gold.

The following table indicates operating information for the Essakane mine for the last two years:

ESSAKANE MINE	2015	2014
Gold production (ounces) 100%(1)	426,000	369,000
Tonnage milled (tonnes)	11,716,000	11,897,000
Grade milled (g Au/t)	1.24	1.08
Recovery (%)	92	91

(1)	The production attributable to the Company in 2015 was 383,000 ounces and in 2014 was 332,000 ounces.

xiv)	Exploration and Development

In 2015, approximately 35,600 metres of infill and resource expansion drilling were completed in conjunction with just over 11,200 metres of exploration drilling by the Company’s regional exploration group (outside the mine lease).

The resources development drilling was focused on the northern targets of the Essakane main pit (Satellite N1 pit and EMZ Junction) as well as on Falagountou (south and west). The Falagountou infill drilling program reported an increase of 84 per cent of resources, from 333,000 ounces to 613,000 ounces.

The resources and reserves update for the Essakane mine and Falagountou was completed in January 2016. In 2016, a resources development drilling campaign will target the oxide ore at Essakane South and Falagountou East. The regional exploration group will continue to investigate on advanced exploration prospects on the surrounding exploration concessions.

xv)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 4 of Item III below.

G Mining Services Inc. is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate.

xvi)	Environment

The EMS for the Essakane mine is certified under ISO 14001-2004. The Essakane mine also participates in the Mining Association of Canada’s TSM program. The Essakane mine was awarded a Leadership Award for its 2015 performance that met or exceeded a Level A ranking in its results across all of the six protocols. This recognition is also notable because 2015 was the first time mines outside of Canada have been eligible for this award. Of the five mines outside of Canada recognized, the Essakane mine was the only recipient of the award in Africa. This is recognition that the Essakane mine’s sustainability program is achieving a high standard comparable to Canadian expectations. The facility’s TSM results were externally verified to be eligible for this recognition.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

2.2	Africa: Mali - Sadiola Mine

i)	Property Description and Location

The Sadiola mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated CIP processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola mine area is located in the extreme west of the Republic of Mali, West Africa near the border of Senegal and Mali, approximately 70 kilometres south of Kayes, the regional capital. The Sadiola mine is owned by La Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”) which holds the mining rights for gold, silver (and related substances) and platinoids for the mining permit area in Mali (the “Sadiola Mining Permit”) in which the Sadiola mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGOLD, which indirectly owns 41 per cent, AngloGold Ashanti, which indirectly owns 41 per cent, and the Government of Mali, which owns 18 per cent.

IAMGOLD has an indirect right to exploit gold, silver (and related substances) and platinoids on the lands on which the Sadiola mine is located through the Sadiola Mining Permit issued on August 1, 1994 by the Minister of Mines, Energy and Water of the Republic of Mali to AGEM Ltd. (“AGEM”), a wholly-owned subsidiary of IAMGOLD. The Sadiola Mining Permit was transferred from AGEM to SEMOS on March 6,

2000 by the Minister of Mines, Energy and Water of the Republic of Mali through the issuance of another mining permit.

The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the Government of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including a delay of mining for longer than one year, without valid reason, in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; and ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

SEMOS

SEMOS is the joint venture company that holds the Sadiola Mining Permit, owns the Sadiola mine, and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the “SEMOS Shareholders Agreement”) to which all of the shareholders of SEMOS are parties. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75 per cent of the directors of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrance of assets, the development of another mine, a change in the nature or purpose of SEMOS and a decision to abandon the Sadiola Mining Permit, as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares of SEMOS by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party’s interest and a buyout at such value.

SEMOS makes distributions of profits after taking into account repayment of capital, the forecasted operating and capital expenses of SEMOS, and legal reserves required by applicable corporate law. Operating expenses include all of the expenses of SEMOS incurred in connection with its activities, including mine operations, depreciation, taxation and legal provisions, but excluding investments.

IAMGOLD and AngloGold Ashanti have agreed to vote together at shareholders’ meetings with respect to any action requiring 75 per cent shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares of SEMOS must be voted against such resolution.

ii)	Accessibility, Climate, Topography, Local Resources and Infrastructure

The Sadiola mine is located in a remote part of Mali with almost no infrastructure. Establishing the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes, and access to the Sadiola mine from Kayes is now by a regional all-weather road. There is an airstrip at the Sadiola mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. Dakar is a major port of entry to Mali by sea and air.

The Kayes region is flat and low-lying, only 40 meters above mean sea level (“mamsl”), and is underlain by recent alluvial deposits of the Senegal River. The escarpment between Kayes and Sadiola, which is more rugged, is underlain by sedimentary rocks and is generally 200 to 300 mamsl. At the Sadiola mine, the terrain is gently undulating with elevations ranging from 120 to 200 metres. Since 1994, the project area topography has been modified by the presence of the Main Pit (almost 200 metres deep), subsidiary pits, construction of the waste dumps and the soft ore TSF.

A 57-kilometre pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water. Electrical power is provided through Sadiola’s diesel-powered generating sets, which are capable of meeting an average demand of 16.7 MW and a peak demand of 17.7 MW. As part of the Sadiola Sulphides project (“SSP”), as discussed under the heading Sadiola Sulphide Project below, a connection to the Mali electrical grid is being investigated, which would make available lower cost power for the Sadiola mine.

iii)	Drilling, Sampling and Analysis, and Security of Samples

Drilling programs are completed using either standard or core drilling (with a DD rig) techniques.

Sampling and Analysis

The majority of the samples used in the resource evaluation are from exploration and grade control drill chips from RC drilling. Exploration RC rigs are fitted with cyclones providing routine samples on a two metre basis. Sub-samples are split at the rig using a three tier stacked riffle splitter yielding a 2 to 2.5 kilogram sample. Grade control holes are sampled on a two metre basis. The drill rigs are fitted with a rotary cone splitter producing an automatic sub-sample (Sandvik Rotaport sampling systems). RC samples too wet to pass through the riffle splitters are dried in an oven overnight and later split with the three tier riffle system. Drilling is normally stopped when the sample becomes too wet. Wet samples are flagged in the database.

Core from the DD holes are logged and split in half by a diamond saw. One half is bagged and dispatched for density determination and assay while the other half remains for reference in the core tray. Sample intervals are generally on a one metre basis with deviations as appropriate to account for changing geology.

The following laboratories are used for sample analysis:

•	SEMOS – onsite laboratory owned and operated by SEMOS processing all grade control. A 30 gram aliquot is routinely used for fire assay.

•	SGS Analabs in Kayes – used for processing exploration RC chips, diamond core and soil samples and some grade control samples when the SEMOS lab is full. SGS uses a 30 gram aliquot for sulphide material and a 50 gram aliquot for oxide material.

•	SGS South Africa - Booysens – used for processing QA/QC external lab checks.

The operator monitors analysis data quality with the implementation of QA/QC measures, which include the routine insertion of QC materials into the sample stream as well as regular audits and job observations. QC material comprise standard reference materials (“SRMs”), blanks, field and pulp duplicates and pulp reject repeats from previous sample submissions. These programs were run in addition to the normal QC insertions and monitoring undertaken in-house by SEMOS and SGS Analabs (Kayes). The SRMs are supplied by ROCKLABS Limited for a variety of gold grade ranges.

For RC drill chippings, core or soil geochem samples, four QC materials are inserted per tray of 50 assays at SGS Analabs in Kayes and three QC materials are inserted per tray of 30 assays at the SEMOS laboratory from the QC box. The four materials will typically consist of SRMs, pulverised blanks and pulp duplicates from remaining material of a previous assay. Coarse duplicates are inserted at the sample dispatch yard at a rate of one every 20 samples.

All SEMOS resource drill hole data are stored in a custom designed relational database from Century Systems, now part of CAE Mining. The system is set up to check for errors to prevent geological overlapping and incorrect sample intervals. The system has user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. On completion of data entry, each drill hole is authorized by the project geologist. This effectively locks the data to prevent any further changes to the drill hole data. A secure audit trail is in place to document any access. The drill hole authorization is one of the internal SOX controls.

Resource modeling is undertaken by a dedicated team of on-site personnel supported by the Company’s corporate office and with consultants when required. Geological and grade models are constructed using DatamineTM software, and post processing of the estimates are carried out using the uniform conditioning technique within IstatisTM software to estimate recoverable resources.

Reconciliations are carried out on grade, tonnage and contained metal between the individual resource models and grade control models on a monthly basis. In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

iv)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 4 of Item III below.

v)	Mining Operations

Operator

IAMGOLD and AngloGold Ashanti Limited (“AngloGold Ashanti”) are equal partners in SEMOS and AngloGold Ashanti, through its wholly-owned subsidiary AngloGold Ashanti Mali S.A. (“AngloGold Mali”), is the operator of the Sadiola mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1 per cent of revenue derived from operations at the Sadiola mine, an engineering fee of 4 per cent of capital expenditures at the Sadiola mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold Ashanti to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola mine.

Production

The oxide and sulphidic ores are being exploited by open pit mining techniques. Ore extraction is currently being conducted at the FN2 and FE2 satellite pits and oxide mining is expected to continue to 2017 as further small deposits are being evaluated to extend to the life of the mining operation. Ore from the satellite is complemented by reclaimed ore from the marginal ore stockpile to feed the plant.

The pit slopes have been engineered to industry standards of stability for the range of lithologies present at the Sadiola mine, following risk management principles. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

Mining operations are carried out by Moolmans, a mining contractor from South Africa with extensive open pit experience at the Sadiola mine and elsewhere. Grade control is effected by drilling 10 metre long vertical (or inclined) holes on a 10 metre by five metre grid. Ore is transported to a run-of-mine stockpile, located between one kilometre and seven kilometres from the respective pits. Waste material is disposed of in dumps adjacent to the pits with minimal haul distances, usually less than 0.5 kilometres.

Approximately 90 per cent of ore is stockpiled before processing. The ore stockpiling facility is located between the pit and the process plant, and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing oxide and sulphide mineralogy, gold grades, hardness, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby reducing feed variability and contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

Processing

The processing plant consists of two identical parallel leach circuits, collectively capable of treating approximately 4.6 million tonnes of oxide ores per year.

The ore blend is reclaimed from the stockpile using front-end loaders and trucks and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola mine. A proportion of harder ores or oxide ores with some large hard boulders are fed to portable crushing and screening plants to reduce the size of the feed material, before being fed to the mineral sizers. The ore passes to surge bins located ahead of the two ball mills. A single regrind mill is incorporated, serving both circuits to further grind the coarse fraction contained in the output from the ball mills before it passes into a conventional leaching circuit.

The discharge from the ball mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subjected to cyanide leaching, while the underflow goes to a gravity circuit for recovery of coarse gold and then back to the regrind mill.

The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately three kilometres to the southeast of the process plant, for final disposal.

Sadiola Sulphides Project (“SSP”)

In December 2010, a feasibility study on the mining and processing of the hard sulphide ore at the Sadiola mine was completed. The current Sadiola mine life of mine plan (without the sulphide reserves) indicates declining gold production over time going forward until 2018. The feasibility study projected an increase in production at the Sadiola mine to between 350,000 and 500,000 ounces per year (on a 100 per cent basis) with a mine life of 13 years, increasing the total gold production at the Sadiola mine by approximately 2.2 million ounces beyond the current mine plan. An updated SSP feasibility study was completed at the end of 2015, based on the same concepts as the 2010 study, but incorporating the current oxide mining plans, new capital and operating cost metrics and lower gold price.

The feasibility study calls for mining to continue on an open pit basis and incorporate larger mining equipment. This study is based on construction of a new crushing, grinding and CIL plant for treatment of the deep sulphide ores and existing hard ore stockpiles while the existing mill would continue to treat soft oxide ores in parallel, or treat additional sulphide ore once oxide ore is exhausted. The total nominal treatment capacity of the proposed operation would be up to 9.0 million tonnes per year on the combined feeds versus 4.8 million tonnes per year nominal capacity with the current plant treating primarily softer oxide ores. The nominal throughput of the expanded plant would be 7.2 million tonne per annum once the oxides are exhausted and the plant is processing 100 per cent hard sulphide ore.

In 2012, agreements were reached with the Malian government for access to grid power as well as affording the SSP tax treatment equivalent to new projects. Additionally, government approvals and permits have been received for construction of the SSP project and for the construction of the power line and power supply infrastructure connected to the main Malian power grid.

Final approval by the joint venture parties for the SSP expansion is still pending. Permitting and power agreements will require renewals since they expired in 2014, a process which is currently underway. The Company will continue to evaluate other options to optimize this asset.

While there has been progress on certain engineering and procurement aspects of the SSP, this project has not yet been approved and there is a possibility that this project may not be approved.

vi)	Production

The following table indicates operating information for the Sadiola mine for the last two years:

SADIOLA MINE	2015	2014
Gold production (ounces) (1)	169,000	206,000
Tonnage milled (tonnes)	5,062,000	5,027,000
Grade milled (g Au/t)	1.10	1.32
Recovery (%)	94	93

(1)	The Company holds a 41% interest in the Sadiola mine and its attributable production was 69,000 ounces in 2015 and 84,000 ounces in 2014.

vii)	Environment

Under the concession agreement with the Republic of Mali, SEMOS is obligated to minimize the environmental and social impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. There is also an integrated EMS for the Sadiola mine. The EMS ensures that the environment is protected and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola mine is conducted, focusing in particular on the EMS, community relations and closure and rehabilitation. The Sadiola mine is ISO 14001 certified.

The two principal environmental concerns are the potential for the contamination of surface and ground water resources, particularly with cyanide, arsenic and antimony, and the rehabilitation of the tailings dam and waste rock dumps. The Company believes that these issues are currently being adequately addressed by site management. The gold plant and tailings dam are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in a concrete bounded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is controlled.

Two issues that continue to receive attention are the closure plan and environmental issues associated with the processing for the SSP. An environmental and social impact assessment (“ESIA”) was prepared in 2011 and approved by the Government of Mali on August 22, 2011 for the SSP. The recommendations and mitigation measures of the ESIA have been adopted and the EMS is being revised as appropriate to address all of the SSP’s impacts.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

To date, the ground and surface water quality monitoring program in place does not show surrounding water contamination related to mining activities.

The EMS consists of water quality monitoring, air quality monitoring and vibration monitoring.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

viii)	Exploration and Development

At the Sadiola mine, during 2015, exploration remained focused on the near mine oxide potential to fast track reserve generation to extend oxide life of mine. There was also a drive to identify and model the sulphide potential for medium to longer term exploitation. Oxide exploration on the Sadiola concession has reached maturity and exploration work consisted of follow-up drilling at various prospective targets and identifying new targets.

Regional Opportunities

The 48.6-square-kilometer area borders the Sadiola concession to the north and exploration consisted of termite mound sampling and mapping. Three encouraging anomalous zones were identified but due to the budget cut reductions, no follow-up drilling was done during the year.

Monitoring of the region continues for potential joint ventures.

ix)	Mining Taxation

Net mining profits, as calculated under the Malian Mining Code, are subject to a statutory tax rate of 30 per cent. All operating costs, depreciation and financing charges are deducted in calculating net profits.

A royalty (Contribution pour prestation de services) of 3 per cent based on the export value of gold production, and an ad valorem tax of 3 per cent payable on the value of products sold to refineries or any other buyer, less any refining expenses and selling costs, are paid to the Government of Mali.

2.3	South America: Suriname - Rosebel Mine

Unless stated otherwise, the information in the sections below, other than information subsequent to the date of the Rosebel Report (defined below), is based upon the technical report (the “Rosebel Report”) entitled “IAMGOLD Corporation – Rosebel Mine, Suriname – Technical Report” dated March 29, 2010, prepared by the IAMGOLD Technical Group under the supervision of Gabriel Voicu, a qualified person for the purposes of NI 43-101 and who, at the time the Rosebel Report was prepared, was the Geology and Mine Exploration Superintendent, Rosebel Gold Mines N.V. (“RGM”). Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Rosebel Report, which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Rosebel property is located in Suriname, South America, approximately 80 kilometres south of the city of Paramaribo, the capital of Suriname. Suriname is a former Dutch colony located on the northeastern coast of South America. The Rosebel mining concession covers 17,000 hectares in the District of Brokopondo, between the Suriname River to the East and the Saramacca River to the West, and is surrounded by exploration concessions covering an additional surface area of 99,633 hectares. The property is held by RGM, a 95 per cent-owned subsidiary of IAMGOLD.

The relationship between the Company, RGM and the Republic of Suriname is governed by a mineral agreement executed on April 7, 1994, as amended and supplemented by an agreement dated March 13, 2003 (the “Mineral Agreement”) and further amendment by the Second Amendment and Supplemental Agreement signed on June 6, 2013 (the “Second Amendment”). The Mineral Agreement provides, in particular, for the Republic of Suriname to hold a 5 per cent carried participation in the share capital of RGM (the Class A shares). As at December 31, 2009, the Republic of Suriname held 50 Class A shares and the Company held 950 Class A shares and 7,999,000 Class B shares in RGM. Only holders of Class A shares are entitled to receive dividends as and when declared by RGM.

The Mineral Agreement outlines various business conditions, including the right to export gold, to hold funds in foreign bank accounts, to access local currency at market rates and to import goods, with few exceptions, on a duty-free basis. The Mineral Agreement provides an international dispute resolution mechanism and a debt-to-equity capital structure of 4 to 1.

On December 16, 2002, RGM was granted a 25-year renewable right of exploitation for the Rosebel mine from the Republic of Suriname, following its approval of the updated feasibility study and environmental impact assessment. Pursuant to the Second Amendment to the Mineral Agreement, the term of the Mineral Agreement was extended by 15 years until 2042 and a joint venture to be held 70 per cent by RGM and 30 per cent by the Republic of Suriname will be established to develop resources surrounding the Rosebel mine using government-supplied power at an agreed rate of 11 cents per kilowatt hour.

Production from the Rosebel mine is subject to a fixed royalty of 2 per cent of production, paid in-kind, and, a price participation royalty of 6.5 per cent on the amount exceeding a market price of $425 per ounce of gold, when applicable, payable to the N.V. Grasshopper Aluminum Company (“Grassalco”), a state-owned mining company, and a fixed royalty of 0.25 per cent of production, payable in-kind, to a foundation established by RGM, Grassalco and the Republic of Suriname to promote the local development of natural resources as stipulated in the Mineral Agreement. The Suriname Environmental and Mining Foundation’s board is composed of two representatives from RGM, two from Grassalco and one from the Republic of Suriname.

ii)	Accessibility, Local Resources and Infrastructure

The Rosebel mine began commercial production on March 11, 2004. The property is accessible by plane or by road from Paramaribo. Its facilities and equipment include a processing plant, maintenance and warehouse facilities, a transmission line to tap into the Afobaka power generating station owned by a major bauxite producer, and related support infrastructure. In 2013, RGM concluded two power supply agreements, one with the Republic of Suriname being indexed to the price of gold, and one with a state-owned entity, EBS NV, which is fully effective for a period of 10 years, being indexed to the oil price, both of which provide for the combined supply of 32 MW of fixed power to the mine and mill facilities.

A solar plant with an installed power capacity of 5 MW was commissioned in the third quarter of 2014. All electric power from the solar plant is being used at the Rosebel mine.

iii)	History

The Rosebel property was optioned in 1992 by Golden Star Resources Ltd. (“Golden Star”) from Grassalco. Cambior held a 50 per cent interest in the property from June 1994 to May 2002 when it acquired Golden Star’s 50 per cent interest (the “Rosebel Transaction”). Pursuant to the Rosebel Transaction, Golden Star received a gold price participation right (the “Rosebel Royalty”) equal to 10 per cent of the excess gold market price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore, and in each case, after deducting a fixed royalty of 2 per cent of production paid in-kind to the Republic of Suriname, up to a maximum of 7 million ounces produced. Golden Star subsequently sold the Rosebel Royalty to EURO Ressources S.A. (“EURO”). Cambior, which held a 95 per cent interest in RGM, was acquired by the Company on November 8, 2006, pursuant to the Cambior Arrangement and an 84.55 per cent interest in EURO was acquired by the Company pursuant to a public offer on December 23, 2008. Subsequent to the public offer for EURO, the Company acquired additional shares and at the end of 2014 held approximately 86 per cent of EURO.

Further to the acquisition of Cambior, the Company assumed the obligation to pay the Rosebel Royalty to EURO. With the acquisition of a controlling interest in EURO, the Company was able to effectively decrease its reported cash cost for gold produced at the Rosebel mine.

In December 2015, the Company acquired an additional 3.7 per cent interest in EURO for $7.2 million. As of December 31, 2015, the Company beneficially owns and controls approximately 90 per cent of the outstanding common shares of EURO.

A feasibility study and an environmental impact assessment were filed with the Republic of Suriname in May 1997. Following additional drilling on the property, a revised feasibility study was submitted to the Government in December 1997. An updated feasibility study for the project was completed in

August 2002 and submitted shortly thereafter to the Republic of Suriname with an environmental impact assessment for approval.

Following the acceptance of the 2002 updated feasibility study and environmental impact assessment, the granting of the 25-year renewable right of exploitation, the securing of satisfactory business conditions, the completion of financing and implementation of political risk insurance coverage, Cambior, through its subsidiary RGM, officially commenced construction of the Rosebel mine in December 2002 and commercial production began on March 11, 2004.

iv)	Geological Setting and Mineralization

The Rosebel concession lies within the Paleoproterozoic Guiana Shield. The Suriname portion of the shield is characterized by discrete corridors of low grade metamorphic rocks (greenstone belts) separated by large granite-gneiss terranes.

Rosebel deposits are hosted by a volcano-sedimentary sequence of the Marowijne Supergroup and by the overlying detrital sedimentary sequence of the Rosebel Formation. Five types of rocks occurring there are distinguishable: felsic to mafic volcanic rocks, deep-water sediments, shallow-water sediments, felsic intrusion and late diabase dikes. Economic gold mineralization has been recognized in sedimentary and volcanic rocks while the intrusion only shows rare gold occurrences and the dykes are totally devoid of any mineralization. The regional metamorphism is restricted from low-greenschist to greenschist facies. The main regional fabric varies from east-west in the southern part of the property to west northwest east southeast to the North and follows the regional tectonic grain as seen on an aeromagnetic survey. Two phases of deformation differing in style are recognized on the property. The first phase (D1) has affected deep-water sediments and volcanic rocks only and the second phase (D2) has affected all rock units (except diabase dykes). Gold mineralization is late regarding this second phase of deformation; shear veins are emplaced within faults and tension veins that are nearby, but none of the two show signs of subsequent deformation.

Three domains of mineralization are found on the property; North, Central and South. The northern domain includes J Zone and Koolhoven pits along a trend to the north of volcanic rocks and Pay Caro-East Pay Caro pits along a trend at the southern contact between volcanic rocks and detrital sedimentary rocks. The two trends follow a west northwest east southeast orientation. The central domain only includes one pit, Rosebel, which is striking east-west. The southern domain is made of one structural trend roughly oriented east-west along which the Mayo, Roma and Royal Hill pits are lying.

Mineralization is hosted in both shear and tension veins which are tightly associated in space and time. The association of those two vein systems at the Rosebel mine is in fact a common aspect of orogenic gold deposits where tension veins are formed into extensional fractures that have accommodated deformation. In terms of volume of gold and quartz, tension veins are more important at the Rosebel mine, although shear veins also carry a considerable amount of gold (i.e. Pay Caro Deposit) and play a primordial role for fluid circulation. The North and the South domains show disparity in veining style; one type of shear vein and three types of tension veins have been recognized in each domain.

In the South domain, the shear veins are developed parallel to the main shear zone and are in general confined to the footwall of this main structure. Texture of shear veins is usually banded with, most of the time, tourmaline alternating with quartz near the border of the vein. Thickness of those veins varies from a few decimetres to more than 3 metres. Disposition of shear veins systematically follows the bedding. The more important shear veins are emplaced along the contact between volcanic and sedimentary rocks or along conglomeratic levels within the arenitic sequence.

Shear veins in the North domain are sub-vertical to steeply dipping south and are oriented west north-west-east south-east. These veins show variability in structural style and intensity depending on their localization from the main shear zone.

Two other sets of tension vein spatially associated to shear veins are present in the South domain: flat veins and north-dipping veins. Their emplacement is attributed to the presence of the anticline that has acted as a structural trap for fluids.

Two more sets of tension veins are identified in the North domain as well: east-west sub-vertical veins and stacks of north-dipping veins. East-west veins are sub-vertical to steeply dipping to the north and are only found in the Pay Caro deposit near the main shear zone. North-dipping tension veins form west north-west-east south-east trending stacks dipping around 45 degrees to the north north-east in the nearby shear veins and are related to the latest normal movement undergone by the fault zone.

v)	Drilling, Sampling and Analysis and Security of Samples

The core is HQ size in soft rock and reduced to NQ size in solid rock. Most of the holes are sampled continuously from top to bottom of the hole and sample intervals are normally one metre in length. The core is split. All drill collars are surveyed and downhole surveys conducted in exploration holes. The logging and sampling of drill holes is done in accordance with industry standards. Assays are performed on site at the Rosebel mine laboratory and in the Suriname capital of Paramaribo at the Filab laboratory. All samples are assayed by fire assay method.

Industry standard QA/QC procedures, including standards, blanks, duplicates and check assays in external laboratories, are employed.

vi)	Mineral Reserves and Resources

Information on mineral resources and reserves is provided in Section 4 of Item III below.

vii)	Mining Operations

Mining is by mechanized open pit mining using conventional truck-shovel combination. Processing involves crushing and grinding using two-stage SAG and ball milling, gravity separation which recovers in the range of 25 per cent of the gold, a cyanidation circuit and a CIL plant. The flow sheet reflects the need to handle soft and sticky ore from the laterite and saprolite layers during the initial mining phase before treating harder material from the transition and hard rock zones.

The 2016 attributable production is estimated at 285,000 to 295,000 ounces of gold.

The following table indicates operating information for the Rosebel mine for the last two years.

ROSEBEL MINE	2015	2014
Gold production (ounces) 100% (1)	302,000	342,000
Tonnage milled (tonnes)	12,291,000	13,050,000
Grade milled (g Au/t)	0.80	0.86
Recovery (%)	95	95

(1)	The production attributable to the Company in 2015 was 287,000 ounces and in 2014 was 325,000 ounces.

At the end of 2015, the Rosebel mine employed approximately 2,043 individuals and contractors, including those employed by outside contractors and the regional exploration and construction teams. In 2011, a new collective labour agreement (“CLA”) was negotiated and concluded for a period of 2 years, valid from January 1, 2011 to December 31, 2012. As per the conditions of the existing CLA, both parties agreed in the final quarter of 2012 to extend the existing agreement subject to further terms and conditions. A one-year extension to this CLA was agreed upon, subject to further terms and conditions. The CLA will remain valid until a new CLA is agreed upon.

viii)	Environment

The EMS for the Rosebel mine is certified under ISO 14001-2004. The Rosebel mine also participates in the Mining Association of Canada’s TSM program. The Rosebel mine was awarded a Leadership Award for its 2015 performance that met or exceeded a Level A ranking in its results across all of the six protocols. This recognition is also notable because 2015 was the first time mines outside of Canada have been eligible for this award. Of the five mines outside of Canada recognized, the Rosebel mine was the only recipient of the award in South America. This is recognition that the Rosebel mine’s sustainability program is achieving a standard comparable to Canadian expectations. The facility’s TSM results were externally verified to be eligible for this recognition.

The Rosebel mine maintains active community consultation with nearby communities and works in partnership with the communities on community development projects. For this purpose, the Rosebel mine has a community relations management system in place.

The Rosebel mine operates under OHSAS 18001-2007 (“Occupational Health and Safety Management System”) certification. The Rosebel mine successfully passed the OHSAS 18001-2007 recertification audit in 2014. OHSAS 18001-2007 is a best practise framework to manage occupational health and safety at the highest standards.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

ix)	Exploration and Development

In 2015, a DD and RC drilling program totalling just over 18,000 metres was completed at eight different deposits and on several near-mine exploration prospects, as presented in the following table:

Location	# holes	Develop.	Expan.	Explo.	Condem.	Total meters
Kreeft	65	0.0	0.0	3,919.5	0.0	3,919.5
Rosebel	68	0.0	300.0	2,560.5	2,065.5	4,926.0
Brafit	34	0.0	0.0	1,587.0	0.0	1,587.0
Royal Hill	10	0.0	1,614.0	0.0	0.0	1,614.0
Pay Caro	8	0.0	2,032.5	0.0	0.0	2,032.5
Jzone	19	0.0	2,509.0	0.0	0.0	2,509.0
Blauwe Tent	5	0.0	0.0	450.0	0.0	450.0
Roma	11	0.0	0.0	0.0	1,425.0	1,425.0

Total	220	0.00	6,455.5	8,517.0	3,490.5	18,463.0

Additionally, a regional exploration effort was carried out on the Rosebel concession and adjacent exploration concessions as described in Section 3.2.2 of Item III below.

x)	Taxation

Under the 1994 Mineral Agreement in effect for the Rosebel mine, as amended and referred to above, it is provided that the corporate income tax rate applicable during the first 25 years of operation is the lesser of the year-to-year applicable corporate tax rate (currently 36 per cent) and 45 per cent. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures are generally depreciated over a four-year period for plant and equipment during the pre-production period and the production phase. Dividends and interest may be paid without any withholding taxes. Legislative stability of taxation rules and rates is guaranteed by the 1994 Mineral Agreement, as amended.

3.	Exploration and Development

3.1	General

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, including Suriname, Brazil, Peru, Columbia, Nicaragua, and Canada. With a long-term commitment to reserves replenishment and a strategic mandate for organic growth, the Company has numerous, active, near mine and early to advance staged exploration projects and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2015, IAMGOLD incurred $48.5 million on exploration projects and evaluation studies, excluding the Sadiola mine, a nearly 30 per cent decrease from $68.9 million in 2014. The 2015 expenditures included:

•	Brownfield exploration and resource development expenditures of $17.2 million involving the completion of more than 160,350 metres of drilling directed at on-going resource expansion, delineation and condemnation drilling programs principally at the Rosebel mine, underground exploration drilling programs at the Westwood mine and resource delineation program at the Essakane mine; and

•	Greenfield exploration and project studies of $23.1 million involving the completion of nearly 80,200 metres of drilling conducted at 8 projects, including the Côté Gold project.

Exploration expenditures are summarized as follows:

(in $ millions)	Capitalized		Expensed		Total
2015	$		$		$
Brownfield exploration projects(a)		9.5		7.7		17.2
Greenfield exploration projects		2.7		20.4		23.1

		12.2		28.1		40.3
Feasibility and other studies		5.6		2.6		8.2

		17.8		30.7		48.5

2014	$		$		$
Brownfield exploration projects(a)		14.8		7.2		22.0
Greenfield exploration projects		—		34.6		34.6

		14.8		41.8		56.6
Feasibility and other studies		11.4		0.9		12.3

		26.2		42.7		68.9

(a)	Exploration projects - brownfield for 2015 and 2014 excludes expenditures related to joint ventures of $0.3 million and $0.9 million, respectively, and includes near mine exploration and resource development of $9.4 million and $14.7 million, respectively.

The Company’s exploration expenditures were as follows:

(in $ millions)	2015	2014	2013
Capitalized brownfield exploration (a)
Burkina Faso	4.5	6.6	8.3
Suriname	2.7	6.0	11.9
Canada	2.3	2.2	4.0

	9.5	14.8	24.2

Capitalized greenfield exploration
Africa	0.2	—	0.1
Canada	2.5	—	—

	2.7	—	0.1

Capitalized feasibility and studies
Canada: Côté Gold project	5.6	11.4	0.1

	5.6	11.4	0.1

Total capitalized	17.8	26.2	24.4

Expensed brownfield exploration (a)
Burkina Faso	3.3	3.5	10.5
Suriname	4.0	3.3	5.6
Canada	0.4	0.4	0.9

	7.7	7.2	17.0

Expensed greenfield exploration
Africa	6.0	10.2	12.1
South America	6.7	17.7	12.7
Canada	7.7	6.7	3.3

	20.4	34.6	28.1

Expensed feasibility and studies
Africa: Boto	2.6	0.6	23.2
Canada: Côté Gold project	—	0.3	0.9

	2.6	0.9	24.1

Total expensed	30.7	42.7	69.2

Total	48.5	68.9	93.6

(a)	Exploration projects – brownfield includes near mine exploration and resource development

3.2	Near Mine and Brownfield Exploration and Development Projects

IAMGOLD’s mine and regional exploration teams continued to conduct near-mine exploration and resource development work during 2015 at the Essakane, Rosebel, and Westwood Mines.

3.2.1	Essakane Mine, Burkina Faso

On April 23, 2015, the Company announced an updated NI 43-101 compliant resource estimate for the Falagountou deposit located approximately 8 kilometres south east of the Essakane main pit. The updated resource estimate incorporates assay results from an additional 165 reverse circulation and diamond infill drill holes totaling 15,065 metres, which were completed since the reported December 31,

2014 resource and reserve estimate. The indicated resource increased by 84% from 333,000 contained ounces to 613,000 contained ounces and the average grade increased by 10% from 1.38 to 1.52 g/t Au. These resources have been consolidated as part of the updated year end reserve and resource statement for the Essakane operation.

In 2015, in excess of 46,800 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding exploration concessions. Activities on the mine lease were focused on resource development and expansion in areas immediately north and south of the main Essakane mine pit, as well as infill drilling at Falagountou. The results received to date are considered encouraging.

On the surrounding exploration concessions, the results of geological mapping, geochemical sampling and drilling programs completed during the year are being compiled and assessed and will be used to guide future exploration. To date, several priority targets have been identified for further work.

Approximately 20,400 metres of exploration and resource drilling is planned in 2016.

3.2.2	Rosebel Mine, Suriname

During the past year, nearly 29,000 metres of reverse circulation and diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions, including approximately 19,100 metres of exploration, 6,400 metres of resource development, and 3,500 metres of condemnation. The results will be validated and assessed as they are received and will be used to guide future exploration drilling programs and incorporated into updated resource models where applicable.

The near mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of operations and on the Sarafina option property to support the ongoing strategic objective to discover and outline additional mineral resources within softer, near surface saprolite and transition rocks.

Approximately 20,000 metres of DD and RC drilling is planned in 2016.

3.2.3	Westwood Mine, Quebec

In 2015, underground excavation totaled approximately 18,400 metres of lateral and vertical development. In addition, approximately 79,300 metres of underground resource development diamond drilling was completed, focused on infill drilling to upgrade existing inferred mineral resources to the indicated mineral category and ongoing definition drilling on ore zones scheduled to be mined.

A drilling program totalling nearly 78,000 metres is planned in 2016.

3.2.4	Côté Gold Project, Ontario

The Côté Gold project is an advanced exploration and development stage gold project located in Ontario, Canada. The company owns a 92.5-per-cent beneficial interest in the project. The remaining 7.5 per cent beneficial interest is owned by Treelawn Investment Corp. The project is located in the south-eastern part of the Swayze Greenstone Belt halfway between Timmins and Sudbury, 20 kilometres southwest of Gogama, Ontario. The Company acquired the Côté Gold project as part of the acquisition of Trelawney, which closed on June 21, 2012.

As part of its annual year end mineral reserves and resources statement, the Company reported an updated NI 43-101 compliant resource estimate for the Côté Gold deposit in Ontario comprising indicated resources of 289.2 million tonnes averaging 0.9 grams of gold per tonne for 8.4 million ounces and inferred resources of 66.9 million tonnes averaging 0.6 grams of gold per tonne for 1.17 million ounces. The effective date of this resource estimate is December 31, 2015. The updated resource incorporated additional delineation DD completed in 2014 and 2015, totalling approximately 25,600 metres.

The Company continued to advance the feasibility study by conducting permitting activities and technical studies during the year. Study and permitting related expenditures in 2015 totaled $5.6 million.

The Company wishes to confirm that mineral reserves have not yet been declared for the Côté Gold project.

Regional exploration activities continued throughout the year to develop and assess exploration targets within the 516 square kilometre property surrounding the Côté Gold deposit in advance of a planned drilling campaign. In the fourth quarter 2015, approximately 12,850 metres of diamond drilling was completed on prioritized targets. The results will be validated and compiled as they are received to guide future exploration.

The Company approved a $25.1 million feasibility study on the Côté Gold deposit, which is anticipated to be completed in 2017. The Côté Gold project is a long-term asset that under the right market conditions is expected to strengthen the Company’s future production pipeline.

3.3	Greenfield Exploration and Evaluation Projects

In addition to the mine site and development programs described above, the Company also conducts an active greenfields exploration program on selected projects in West Africa and the Americas. A summary of project highlights is provided below. The properties discussed in this Section 3.3 are related to early stage exploration projects. The Company does not consider these properties material at this time.

3.3.1	Africa – Senegal

The Company maintains an office in Dakar that serves as a base and administrative center for West African regional exploration.

As part of its annual year end reserve and resource at December 31, 2015, the Company reported an updated National Instrument 43-101 compliant mineral resource estimate for its wholly-owned Boto gold exploration project in eastern Senegal. The resource estimate incorporated the results of approximately 14,400 metres of delineation drilling carried out during the year and is pit constrained using a long-term gold price of $1,500 per ounce. The estimate comprises an indicated resource of 27.7 million tonnes averaging 1.8 grams of gold per tonne for 1.56 million ounces and an inferred resource of 2.9 million tonnes averaging 1.3 grams of gold per tonne for 125,000 ounces. The effective date of this resource estimate is December 31, 2015.

During the year, the Company continued with various technical and environmental studies to advance the economic evaluation of the project.

In 2016, approximately 6,000 metres of DD is planned to test selected exploration targets, confirm the edges of the Malikoundi deposit along strike and test for potential higher grade extensions at depth.

3.3.2	Africa – Mali

The Company’s main focus in Mali in 2015 was the completion of a delineation drilling program on the Siribaya joint venture project to support the completion of a maiden resource estimate.

The Siribaya exploration project is operated by the Company under a 50:50 joint venture with Merrex Gold Inc. During the year, the Company completed just over 18,500 metres of reverse circulation and diamond drilling as part of a delineation drilling program on the newly discovered Diakha prospect. Drilling results were incorporated into a geological model to support the estimation of a NI 43-101 compliant mineral resource commissioned for the project. Effective December 31, 2015, total resources estimated for the Siribaya project include indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 contained ounces; and inferred resources of 19.8 million tonnnes grading 1.7 g/t Au for 1.09 million contained ounces. Of the inferred resources, the newly discovered Diakha deposit hosts 14.8 million tonnes grading 1.8 g/t Au for 863,000 contained ounces, accounting for 75% of the total tonnage and 79% of the contained gold within the inferred resources. Preliminary metallurgical test work has confirmed that favourable recoveries exceeding 90% can be expected with conventional mineral processing.

The Diakha deposit remains open in all directions and further exploration is planned in 2016 to continue to expand and upgrade the resource.

3.3.3	South America – Brazil

Exploration in Brazil is carried out from an exploration office in Belo Horizonte, Brazil. In 2015, just over 12,800 metres of diamond drilling was completed as part of the ongoing resource delineation drilling program initiated in 2014 on the newly discovered São Sebastião gold deposit, Pitangui project. Drilling was also started to begin testing various electromagnetic (“EM”) anomalies identified on the property from the airborne EM survey completed in 2014. The EM anomalies bear similarities to the EM anomaly observed at the São Sebastião deposit and represent priority exploration targets.

All drilling results were incorporated into an updated geological model to support an updated resource estimate. Effective December 31, 2015, reported mineral resources at the São Sebastião deposit comprise an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 million contained ounces.

Approximately 7,000 to 9,000 metres of DD is planned to evaluate for potential resource expansions at the São Sebastião deposit and explore priority exploration targets.

3.3.4	South America - Nicaragua

In alignment with the Company’s strategic mandate to develop a robust exploration portfolio, an option to joint venture agreement was finalized with Calibre Mining Corporation (“Calibre”) on the 176 square kilometre Eastern Borosi project located in the Golden Triangle of Northeast Nicaragua. Signed on May 26, 2014, the Company may earn a 51 to 70 per cent interest in Calibre’s Eastern Borosi project by completing scheduled cash payments and exploration work expenditures totalling $10.9 million over six years.

During 2015, just over 5,900 metres of DD was completed to drill test selected gold-silver vein systems. Encouraging assay results were reported by Calibre throughout the year from a number of vein systems tested, including: 5.37 metres grading 2.99 g/t Au and 31.60 g/t Ag from drill hole BL15-015, 19.16 metres grading 1.11 g/t Au and 223.40 g/t Ag from drill hole BL15-017, 9.44 metres grading 0.69 g/t Au and 488.60 g/t Ag from drill hole BL15-018 and 4.58 metres grading 7.84 g/t Au and 6.00 g/t Ag from drill hole BL15-023 (refer to Calibre news releases dated July 20, 2015).

The results of the 2015 program are being compiled and assessed to aid in the planning of the 2016 exploration program.

3.3.5	North America – Québec, Canada

The Company operates an exploration office in Val d’Or, Quebec to support several exploration programs in the Abitibi area and northern Quebec. The Company holds a number of historic claim holdings which cover approximately seven kilometres of the Cadillac Break, and 28 kilometres of the Destor-Porcupine Fault, two major structural zones in the camp that host most of the known gold deposits in the Abitibi gold district.

The Company also continues to actively look for new joint venture opportunities of which the Monster Lake project is an example. The Monster Lake project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. On October 30, 2015, the Company and TomaGold Corporation amended the option agreement to allow the Company to earn an immediate undivided 50% interest in the property for a cash payment of C$3.2 million, and to have an additional option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a further C$10.0 million on the project within a seven year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold Corporation would be entitled to a further C$1.0 million payment.

During the year, just over 11,700 metres of DD was completed, targeting the Megane-325 zone as well as priority target areas identified from the summer field programs. The drill results will be validated and assessed as they are received to guide future exploration programs. In 2016, approximately 9,000 metres of DD is planned to test selected areas along identified structural trends associated with the mineralization.

The Company also maintains an interest in some joint ventures and passive royalty interests in Québec. The more important ventures include several Val-d’Or and Rouyn Noranda camp properties being actively explored under different agreements by Kinross, Alexandria Minerals and Adventure Gold and a large block of ground in the Rouyn-Noranda camp re-assessed by Falco Pacific Resources.

Qualified Person and Technical Information

The technical and scientific information relating to exploration activities disclosed in this section was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration. Mr. MacDougall is a “qualified person” as defined by National Instrument 43-101.

3.4	Outlook

The Company intends to continue the search for new opportunities and pursue the discovery of new deposits in 2016. The approved spending for capitalized and expensed exploration and development for 2016 is $47.0 million and is summarized as follows:

(in $ millions)	Capitalized		Expensed		Total
2016	$		$		$
Corporate exploration projects-brownfield[1]		8		8		16
Corporate exploration projects-greenfield		—		18		18

		8		26		34
Feasibility and other studies		10		3		13

Total		18		29		47

[1]	Exploration projects – brownfield includes planned near-mine exploration and resource development of $8 million.

Capitalized expenditure estimates include underground development and drilling at the Westwood mine and near-mine exploration and resource development programs at the Rosebel and Essakane mines.

The Company finances exploration expenditures from internal cash resources and on occasion, supplemented by flow through equity raises for selected exploration projects in Canada.

4.	Mineral Reserves and Resources

The following tables set out the Company’s estimate of its mineral reserves and mineral resources as of December 31, 2015 with respect to the gold operations specified in the second table below. Lise Chénard, Eng. (Director, Mining Geology, IAMGOLD Corporation), a “qualified person” for the purposes of NI 43-101, is responsible for all mineral resource and reserves estimates contained herein, as at December 31, 2015. Mineral reserves and/or mineral resources at the Rosebel, Essakane and Westwood mines and at the Côté Gold project have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council as required by NI 43-101. Mineral reserves and resources at the Sadiola mine have been estimated in accordance with or reconciled to the definitions of the JORC Code. Except as otherwise indicated below, reported mineral reserves were estimated using a long-term gold price assumption of $1,200 per ounce in 2015 and mineral resources were estimated using a long-term gold price assumption of $1,500 per ounce. The Company is required by NI 43-101 to disclose its mineral reserves and mineral resources using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

Consolidated Mineral Reserves and Resources as of December 31, 2015(1)(2)(3)(4)

Attributable Contained Ounces of Gold
(000)
Total Proven and Probable Reserves	7,690
Total Measured and Indicated Resources (Inclusive of Reserves)	23,482
Total Inferred Resources	6,733

Notes:

(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Details of measured and indicated resources and other NI 43-101 information can be found in the relevant technical reports, all of which have been prepared by a qualified person as defined in NI 43-101 and filed with the Canadian securities regulators and which are available on SEDAR at www.sedar.com. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It is reasonably expected that the majority of inferred mineral resources could be upgraded to a higher mineral category with continued exploration. Although “measured resources,” “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”. Rounding differences may occur.
(2)	Measured and indicated resources are inclusive of proven and probable reserves.
(3)	Mineral resources and mineral reserves for each property are reported separately in the table below.
(4)	Mineral resource/reserves tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

Mineral Reserves and Resources of Gold Operations as of December 31, 2015(1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)

	MINERAL RESERVES AND RESOURCES
GOLD OPERATIONS	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel (4), Suriname				(95%)
Proven Reserves	58,949	1.0	1,972	1,873
Probable Reserves	11,273	1.0	379	360
Subtotal	70,222	1.0	2,351	2,233
Measured Resources	136,502	1.0	4,262	4,049
Indicated Resources	63,140	1.0	2,056	1,953
Inferred Resources	22,481	0.9	635	603

Essakane (5), Burkina Faso				(90%)
Probable Reserves	96,463	1.1	3,414	3,073
Subtotal	96,463	1.1	3,414	3,073
Indicated Resources	137,753	1.1	5,024	4,522
Inferred Resources	18,548	1.1	637	573

Westwood (6), Canada				(100%)
Proven Reserves	744	7.5	180	180
Probable Reserves	1,718	7.6	418	418
Subtotal	2,462	7.6	598	598
Measured Resources	466	12.7	190	190
Indicated Resources	1,450	11.8	549	549
Inferred Resources	7,546	11.3	2,747	2,747

Sadiola (7), Mali				(41%)
Probable Reserves	69,795	1.9	4,357	1,786
Subtotal	69,795	1.9	4,357	1,786
Measured Resources	1,462	1.7	79	32
Indicated Resources	118,881	1.8	6,908	2,832
Inferred Resources	15,524	1.8	911	374

Côté Gold (8), Canada				(92.5%)
Indicated Resources	289,183	0.9	8,354	7,727
Inferred Resources	66,894	0.6	1,174	1,086

Boto Gold (9), Senegal				(100%)
Indicated Resources	27,670	1.8	1,563	1,563
Inferred Resources	2,922	1.3	125	125

Pitangui (10), Brazil				(100%)
Inferred Resources	4,252	5.0	679	679

Diakha-Siribaya (11), Mali				(50%)
Indicated Resources	2,102	1.9	129	64
Inferred Resources	19,816	1.7	1,092	546

TOTAL
Proven & Probable Reserves	238,942	1.4	10,720	7,690
Measured and Indicated Resources	778,608	1.2	29,113	23,482
Inferred Resources	157,983	1.6	8,000	6,733

Notes:

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.
(3)	Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.
(4)	Rosebel mineral reserves have been estimated as of December 31, 2015 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(5)	Essakane mineral reserves have been estimated as of December 31, 2015 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(6)	Westwood mineral reserves have been estimated as of December 31, 2015 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2015 using a 6.0 g/t Au cut-off over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.
(7)	Mineral reserves at Sadiola have been estimated as of December 31, 2015 using an average of $1,190/oz gold price and mineral resources have been estimated as of December 31, 2015 using a $1,400/oz gold price and have been estimated in accordance with JORC code.
(8)	Côté Gold mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(9)	Boto Gold mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(10)	Pitangui mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(11)	Diakha-Siribaya mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

The Company’s reserve estimate is comprised of in-place material, i.e. contained ounces of gold and metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company’s control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Estimation Procedures

Gold Technical Information and Qualified Person/Quality Control

The individual responsible for the supervision of the preparation and review of all mineral resource and mineral reserve estimates for IAMGOLD is Lise Chénard, Director, Mining Geology, IAMGOLD Corporation. Ms. Chénard is considered as “qualified person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information in this section 4 has been included herein with the consent and prior review of Ms. Chénard, as applicable. The qualified person has verified the data disclosed, and data underlying the information or opinions contained in this section.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed, including sampling, analytical and test data underlying the information contained herein. Quality control falls under the responsibility of Ms. Chénard.

In calculating mineral reserves, cut-off grades are established using the Company’s long-term metal price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. As part of the annual reserve estimation process, the cost models used for cut-off grade calculations are compared to prior studies or estimates and are updated appropriately based on actual operating performance and price projections for inputs. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

The Company’s attributable share of mineral reserves for gold operations as of December 31, 2015 was 7.7 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral resources would affect attributable ounces as follows: a $100 increase in the gold price would increase the Company’s attributable share of ounces by around 5 per cent and a $100 decrease in the gold price would decrease the Company’s attributable share of ounces by around 5 per cent. The mineral reserves will follow a similar trend since as of December 31, 2015, all open pit mineral resources are confined within pit shells.

5.	Other Aspects of the Business

5.1	Marketing of Production

All gold produced by IAMGOLD is in the form of doré bars, which is sold directly to gold refineries in North America and Europe at prevailing spot prices, less fees charged by the refineries for their services.

Also, since revenues from sales of gold are received in US dollars while a significant portion of operating and other expenses are incurred in other currencies, including Canadian dollars, the value of the Canadian dollar and other currencies relative to the US dollar has a direct impact on the Company’s profit margin.

The following table illustrates fluctuations in the exchange rates for US dollars expressed in Canadian dollars for the last five calendar years and is based on the Bank of Canada’s noon fixing rates.

	Year Ended December 31, 2015
$C/$	2015	2014	2013	2012	2011
High	1.3965	1.1656	1.0704	1.0447	1.0658
Low	1.1749	1.0639	0.9838	0.9633	0.9407
Average	1.2785	1.1046	1.0297	0.9996	0.9891
End of Period	1.3840	1.1601	1.0636	0.9921	1.0213

5.2	Environment and Permitting

The Company’s challenge is to integrate its economic activities with environmental integrity, social concerns and effective governance, the four pillars of sustainable mining.

With respect to environmental stewardship, the Company will continue to seek a thorough understanding of the potential interactions between mining activities and the environment. The Company will seek ways to protect or enhance the environment while and maximizing sustainable development opportunities.

In February 2015, the Company submitted a coordinated final Environmental Assessment (EA)/Environmental Impact Study (EIS) for the Côté Gold project in accordance with the requirements of both the Province of Ontario and Government of Canada. The Company considered and responded to all comments received and now anticipates both levels of government will release their respective summary reports and provide positive EA decisions in the first half of 2016.

The Company launched the Boto gold project Environmental and Social Impact Assessment (ESIA) in June of 2015. Following the ESIA terms of reference approval by the Senegalese Government, environmental and social baseline studies were conducted and will continue into 2016. The Company expects to complete, in May, a preliminary version of the ESIA study. Following a government-led public hearings process, the Company will respond to comments and it is expected that the ESIA will be approved by the end of the third quarter of 2016. The Company would then be in a position to submit a mine operations permit application.

With respect to the Company’s operating mines, the environmental measures taken by the Company should not impact its competitive position, as the majority of responsible miners apply and/or are subject to similar environmental standards. The medium-and long-term financial impact of these standards is attributable to the costs of minimizing environmental effects of operations and the implementation of mine closure activities. The Company annually reviews its provision for environmental obligations and no material adverse effect on earnings is expected in the future. The Company believes that its operations are substantially in compliance with all relevant and material laws and regulations, as well as standards and guidelines issued by the relevant regulatory authorities.

The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities. Site closure costs are charged against a provision accumulated during the production phase. These obligations are currently estimated as follows:

Undiscounted Amounts (in millions of $)
Rosebel mine	$65.2
Essakane mine	$68.5
Doyon mine(1)	$137.7
Other Canadian sites(2)	$8.5

Total	$279.9

Sadiola mine(3)	$26.6
Yatela mine(4)	$14.2

Total	$320.7

(1)	The Doyon mine closed in 2009
(2)	Other Canadian sites include the Mouska mine which closed during 2014, the Westwood mine and other properties including Cote-Chester, Solbec (closed) and Y. Vezina (closed)
(3)	This number represents the Company’s 41% share of the undiscounted amount
(4)	This number represents the Company’s 40% share of the undiscounted amount. The Company suspended mining activities at the Yatela mine effective September 2013.

5.3	Community Relations

Community support for mining operations is viewed as a key ingredient for a successful mining venture. As part of its strategy, the Company plays an active role in the communities in which it operates. The Company has established community relations programs to interact with stakeholders with respect to its activities and their impact on the local communities. In Canada, consultations with aboriginals, including First Nations is a critical component of the permitting of our operations. At the Côté Gold project, First Nation consultations are on-going with the Mattagami and the Flying Post First Nations. An exploration agreement is already in place which identifies participation opportunities for both the Mattagami and Flying Post communities, and discussions are now occurring to put in place an Impact Benefit Agreement. Discussions have also been separately initiated with the Métis Nation of Ontario.

The positive economic impacts of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents impacted by the operations and projects. To that effect, in 2011, the Company began a 5-year partnership in Burkina Faso with its non-governmental organization partner, Plan, to help deliver vocational and job-readiness training in various regions throughout the country. The $7.6 million initiative is primarily funded by the Canadian International Development Agency, with the Company and Plan making a substantial commitment of $1.9 million. In February 2015, Foreign Affairs, International Trade and Development Canada announced the approval of the “Water & Economic Growth in the Sahel” project proposed by the Company and Cowater International to deliver improved access to potable water, improve sanitation practices and support local business development in Burkina Faso. The $14 million initiative is primarily funded by the Government of Canada, with the Company making a substantial commitment of $2 million over a four-year period.

5.4	Mining Development and Construction

The Company has in place a Project Development department to support new projects and existing operations on specific technical issues, major capital projects and expansions. The goal consists of optimizing performance of each division’s activities with a view to achieving greater effectiveness in terms of costs and schedule, and to effectively manage investments in mining assets.

The objective of the Technical Services Division is to provide technical assistance to mines operated by the Company on specific projects and to conduct technical studies.

The objective of the IAMROCK Mining Development Division is to form and manage specialized teams performing mining development works at various mines or projects, in accordance with corporate priorities.

The objective of the Engineering and Construction Division is to form and manage teams of professionals and technicians specialized in engineering and planning and implementing and supervising construction activities of mine facilities and infrastructure.

5.5	Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses or rights.

5.6	Competition

5.6.1	Gold Market

The Company is in competition with other mining companies for the acquisition of interests in precious metal mining properties. In the pursuit of such acquisition opportunities, the Company competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

5.7	Sale of Production

The Company’s revenues are generated predominately from the sale of attributable gold production as a result of the sale of the Niobec niobium mine and the Diavik Diamond Royalty in 2015. The gold price is subject to fluctuations resulting from factors beyond the Company’s control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. The Company believes these factors contributed to the increased volatility in the price of gold throughout 2015. The Company sells its production into the open market with various counterparties acting as buyers, including financial institutions, metals trading businesses and refineries.

5.8	Employees

As at December 31, 2015, the Company employed approximately 4,900 individuals including contractor-employees.

6.	Dividends

The following table outlines the dividends declared per Common Share for the three most recently completed financial years:

	December 2015	December 2014	December 2013	June 2013
Dividend payment per Common Share	$0.00	$0.00	$0.00	$0.125

The Company maintains a dividend policy with the timing, payment and amount of dividends paid by the Company to shareholders to be determined by the directors of the Company from time to time based upon, among other things, current and forecasted cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of the Company may consider relevant. In December 2013, the Company suspended its dividend payment until further notice to conserve cash and preserve liquidity.

The Company’s 2016 Credit Facility and the 2012 Senior Unsecured Notes both contain covenants that restrict the ability of the Company to declare or pay dividends if a default under the 2016 Credit Facility or the 2012 Senior Unsecured Notes, as applicable, has occurred and is continuing or would result from the declaration or payment of the dividend.

7.	Litigation

Reference is made to note 15(b) of the Company’s audited consolidated financial statements for its financial year ended December 31, 2015 which are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com.

Item IV	Description of Capital Structure

The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 393,866,664 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at February 12, 2016.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

The First Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the First Preference Shares or any series thereof.

The Second Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the Second Preference Shares or any series thereof.

Item V	Ratings

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs, liquidity and cost of operations. Specifically, credit ratings impact the Company’s ability to obtain short-term and long-term financing and the cost of such financings. A negative change in the Company’s ratings outlook or any downgrade in the Company’s current credit ratings by its rating agencies could adversely affect its cost of borrowing and/or access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to enter into, or the associated costs of entering into, hedging transactions or other contracts in the ordinary course of business on acceptable terms. The Company believes its current credit ratings will allow it to continue to have access to the capital markets, as and when needed, at a reasonable cost of funds.

The following table sets out the ratings of IAMGOLD’s corporate credit and the 2012 Senior Unsecured Notes credit by the rating agencies indicated as at February 12, 2016:

	Standard & Poor’s	Moody’s Investors Services
Corporate Rating	B	B2
Senior Note Rating	B	B3
Trend/Outlook	Stable	Under Review

Standard & Poor’s Rating Services’ (“S&P”) credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The ratings from AAA to CCC may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). As of February 12, 2016, S&P has assigned IAMGOLD a corporate credit rating of B and a credit rating of B on the 2012 Senior Unsecured Notes with a stable outlook and a Recovery rating of 4. According to S&P, this rating generally means the relevant issuer currently has the capacity to meet its finance commitments, but that adverse business, financial, or economic conditions will likely impair the relevant issuer’s capacity or willingness to meet its financial commitments. S&P adds that an issuer or obligation rated ‘B’ should be able to withstand a moderate level of stress and still meet its financial obligations. The stable outlook reflects its view that the Company will generate core credit ratios consistent with a “highly leveraged” financial risk profile over the next two years, including adjusted debt-to-EBITDA above 5 times. S&P’s outlook also reflects its expectation that the Company will maintain “strong” liquidity.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. As of February 12, 2016, Moody’s has assigned IAMGOLD a corporate family credit rating of B2 and a credit rating of B3 on the 2012 Senior Unsecured Notes with the credit currently under review. According to Moody’s, this rating generally means that the obligations are considered speculative and are subject to high credit risk. The Company’s rating is driven by its modest scale, elevated geopolitical risks and dependence on two gold mines for the majority of its cash flows. The Company’s leverage should remain between 3.5 times – 4 times through 2016, which is favorable for the rating. Given the high costs of the Company’s mines, however, Moody’s believes the Company will remain modestly cash consumptive after maintenance capital spending. Continued ramp-up at the Westwood mine may support improving production and cost trends by late 2016, however that mine was recently challenged by a seismic event, indicating risk to this potential. As well, uncertainties associated with ore hardness issues at the Rosebel mine may require additional capital and/or result in higher costs over the next few years. Moody’s expects the Company to maintain good liquidity, even after it redeploys surplus cash associated with an asset sale last year.

Credit ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal at any time by the credit rating organization.

Item VI	Market for Securities

The Common Shares of the Company are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMG” and on the New York Stock Exchange (“NYSE”) under the symbol “IAG”.

The following table sets forth the market price range, in Canadian dollars, and the trading volume of the Common Shares on the TSX for each month during the year ended December 31, 2015.

TSX

	High	Low	Close	Volume
	(C$)	(C$)	(C$)
January	4.09	3.02	3.40	98,700,000
February	3.45	2.69	3.06	61,040,000
March	3.14	2.21	2.36	48,000,000
April	2.89	2.40	2.70	61,420,000
May	2.90	2.43	2.53	45,770,000
June	2.97	2.49	2.50	80,630,000
July	2.53	1.50	1.99	63,640,000
August	2.62	1.72	2.21	69,170,000
September	2.39	1.77	2.18	45,220,000
October	2.85	2.04	2.36	53,560,000
November	2.42	1.84	2.04	28,000,000
December	2.23	1.82	1.97	40,510,000

The following table sets forth the market price range, in U.S. dollars, and the trading volume of the Common Shares on the NYSE for each month during the year ended December 31, 2015.

NYSE

	High	Low	Close
	(US$)	(US$)	(US$)	Volume
January	3.39	2.51	2.67	231,430,000
February	2.74	2.17	2.45	140,370,000
March	2.51	1.74	1.87	134,680,000
April	2.41	1.90	2.24	93,710,000
May	2.43	1.95	2.03	82,120,000
June	2.44	1.99	2.00	99,980,000
July	2.02	1.15	1.52	138,410,000
August	2.00	1.30	1.67	142,620,000
September	1.81	1.33	1.63	114,960,000
October	2.17	1.54	1.80	142,500,000
November	1.84	1.38	1.52	75,140,000
December	1.67	1.31	1.42	76,980,000

Item VII	Directors and Officers

1.	Directors

As of February 12, 2016, the list of IAMGOLD’s directors is as follows:

Name, Province and Country of Residence	Principal Occupation	Director Since

DONALD K. CHARTER (2)(3) Etobicoke, Ontario, Canada	Chairman of the Company and Corporate Director	1994

STEPHEN J.J. LETWIN Toronto, Ontario, Canada	President and CEO of the Company	2010

JOHN E. CALDWELL (1)(3) Toronto, Ontario, Canada	Corporate Director	2006

W. ROBERT DENGLER (3)(4) Aurora, Ontario, Canada	Corporate Director	2005

RICHARD J. HALL (1)(4) Silverthorne, Colorado, United States of America	Corporate Director	2012

MAHENDRA NAIK (1)(2) Markham, Ontario, Canada	President – FINSEC Services Inc. (Management Services Company)	1990

Name, Province and Country of Residence	Principal Occupation	Director Since

TIMOTHY R. SNIDER (2)(4) Tuscon, Arizona, United States of America	Corporate Director	2011

SYBIL VEENMAN Toronto, Ontario, Canada	Corporate Director	2015

(1)	Member of the Audit and Finance Committee
(2)	Member of the Human Resources and Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Safety, Environment and Reserves Committee

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions: Mr. Hall who, prior to October 2011, was President and Chief Executive Officer of Northgate Minerals and Ms. Veenman who, prior to December 2015, was Senior Vice-President and General Counsel at Barrick Gold Corporation.

Each director will, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

2.	Executive Officers

The current list of Company executive officers is as follows:

Name, Province and Country of Residence	Occupation	Officer Since

STEPHEN J.J. LETWIN Toronto, Ontario, Canada	President and CEO of the Company	2010

P. GORDON STOTHART Oakville, Ontario, Canada	Executive Vice President and Chief Operating Officer	2007

CAROL T. BANDUCCI Mississauga, Ontario, Canada	Executive Vice President and Chief Financial Officer	2007

BENJAMIN R. LITTLE Toronto, Ontario, Canada	Senior Vice President, Corporate Affairs, HSS & People	2011

CRAIG S. MACDOUGALL Oakville, Ontario, Canada	Senior Vice President, Exploration	2012

JEFFERY A. SNOW Toronto, Ontario, Canada	Senior Vice President, Business Development and General Counsel	2009

All of the executive officers of the Company have held their current positions or another management position with the Company or one of its affiliates during the last five years, with the following exceptions: Mr. MacDougall who, prior to February 2012, worked as an industry consultant and prior to that he held the position of President and CEO of Continental Nickel Limited.

3.	Shareholdings of Directors and Officers

As at February 12, 2016, directors and executive officers of IAMGOLD as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 2,120,483 million Common Shares or 0.54 per cent of all the issued and outstanding Common Shares of IAMGOLD.

4.	Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties and Sanctions

To the best of management’s knowledge, no penalties or sanctions have been imposed on a director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, in relation to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of management’s knowledge, there are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or a subsidiary of the Company.

Item VIII	Audit and Finance Committee

1.	Composition and Relevant Education and Experience of Members

The directors of the Company have an audit and finance Committee (the “Audit and Finance Committee”) which consists of Messrs. John E. Caldwell (Chairman), Richard J. Hall and Mahendra Naik. The directors of the Company have determined that all members of the Audit and Finance Committee are “independent” and “financially literate” for the purposes of applicable laws. The directors of the Company have also determined that each of John E. Caldwell and Mahendra Naik is an “Audit Committee Financial Expert” for the purposes of applicable laws. The designation of a member of the Audit and Finance Committee as an “Audit Committee Financial

Expert” does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

The following is a brief summary of the education and experience of each member of the Audit and Finance Committee that is relevant to the performance of his responsibilities as a member of the Audit and Finance Committee.

The text of the Audit and Finance Committee’s charter is attached hereto as Schedule “A”.

Name	Relevant Education and Experience
John E. Caldwell (Chairman)	Mr. Caldwell has been a director of the Company since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to the Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC Corporation, Mr. Caldwell held positions in The Mosaic Group, a marketing services provider, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell is a lecturer for the Institute of Corporate Directors on the subject of board responsibilities for oversight of enterprise risk. Mr. Caldwell has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005. Mr. Caldwell holds a Bachelor of Commerce Degree from Carleton University and is a Chartered Professional Accountant.

Richard J. Hall	Mr. Hall was appointed a director of IAMGOLD on March 22, 2012. Mr. Hall brings over 40 years of exploration, development, mining and corporate experience. In addition to IAMGOLD, Mr. Hall currently serves as Chairman of Klondex Mines Ltd. In addition to serving as a director of Kaminak Gold Corp and Orla Mining Ltd. Mr. Hall served as Chairman of Premier Gold from 2010 until June 2012 and served as President and Chief Executive Officer of Northgate Minerals from July 2011 until October 2011 when Northgate was acquired by AuRico Gold. From 2008 until 2011, he held the position of Chairman of Grayd Resource Corporation when Grayd was acquired by Agnico Eagle in November 2011. He also served as a director and Chairman of the Special Committee of Creston Moly during its acquisition by Mercator Minerals in 2011. In addition to his Board activities,

Name	Relevant Education and Experience
Mr. Hall acts as a mineral industry consultant to various companies. From 1999 to 2008, he served as President and CEO of Metallica Resources Inc., where he was involved in all aspects of the company’s development including the financing, construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica’s operating partner on the project, Xstrata Copper. In August 2008, Metallica was part of a $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Previous to his tenure at Metallica, Mr. Hall held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. He has also completed an Executive Development Program at the University of Minnesota and is a member of the National Association of Corporate Directors and a member of both the Audit and Investment Committees of the Society of Economic Geologists.

Mahendra Naik	Mr. Naik is a Chartered Professional Accountant with more than 34 years of financial accounting, mining and investment company experience. He holds a Bachelor of Commerce degree from the University of Toronto. He practiced as a Chartered Professional Accountant for nine years with a major Canadian accounting firm. As a Chartered Professional Accountant, Mr. Naik has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. From 1990 to 1999, he was the Chief Financial Officer of IAMGOLD. He is also the Chairman of the Board and Audit Committee of a TSX-listed mining company and the Chairman of the Audit Committee for a TSXV listed international financial services company and TSXV listed precious metals financial services company. In addition, he is Director and a member of the Audit Committees of a number of private companies, including investment and financial service businesses.

2.	Mandate of the Audit and Finance Committee

The general mandate of the Audit and Finance Committee is to review and, if deemed appropriate, recommend the approval of the Company’s annual and quarterly financial statements and related disclosure to the Board of Directors, and more particularly, to oversee the Company’s financial reporting process, internal control system, management of financial risks and the audit process of financial information.

This committee reviews the general policies submitted by the Company’s management in connection with financial reporting and internal control and deals with all material matters relating thereto. Based on its review, this committee makes recommendations to the Board of Directors. Finally, the committee ensures that the external auditors are independent vis-à-vis management of the Company and makes its recommendations regarding their nomination for the ensuing year. The charter of the Audit and Finance Committee is attached hereto as Schedule A.

3.	Pre-Approval Policies and Procedures

The Audit and Finance Committee has adopted a pre-approval policy. Under this policy, subject to certain conditions, audit services, specified audit-related services, certain permitted non-audit services and tax-related non-audit services may be presented to the Audit and Finance Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, the Chief Financial Officer of the Company is required to update the Audit and Finance Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, the Chief Financial Officer of the Company is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits. Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit and Finance Committee (or if within a specified dollar threshold, the Audit and Finance Committee Chairman). None of the audit-related services or other services described below were approved by the Audit and Finance Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 or Regulation S-X.

4.	External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit services were $1,217,000 in 2015 and $1,288,000 in 2014.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are not included in the above paragraph were $129,000 in 2015 and $175,000 in 2014. The audit-related fees relate to services provided in connection with statutory filings and transactions completed by the Company.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional tax services rendered by the Company’s external auditor were $70,000 in 2015 and $119,000 in 2014. The professional tax services related to corporate tax compliance, tax planning and other related tax services.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for other services rendered by the Company’s external auditor were $0 in 2015 and $24,000 in 2014. The other services related to assurance work and readiness assessments performed for the Company related to the World Gold Council conflict free gold standard.

Chart for the above fee disclosure

The aggregate fees billed by the external auditor of the Company in each of the last two financial years of the Company are as follows:

	2015	2014
Audit Fees	1,217,000	1,288,000
Audit-Related Fees	129,000	175,000
Tax Fees	70,000	119,000
Other	—	24,000

Total	1,416,000	1,606,000

Item IX	Interest of Management and Others in Material Transactions

Within the three most recently completed financial years and during the current 2016 fiscal year to the date hereof, none of the directors or executive officers of the Company, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 per cent of the outstanding voting securities of the Company or associates or affiliates of any such individuals has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company and its subsidiaries.

Item X	Transfer Agent and Registrar

The Company’s transfer agent and registrar is:

Computershare Trust Company of Canada

100 University Ave.

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

Item XI	Material Contracts

2016 Credit Facility

The Company refinanced its existing $500 million unsecured revolving credit facility on February 1, 2016 with a revised syndicate of financial institutions (collectively the ‘‘Revised Lenders’’) led by National Bank of Canada and Deutsche Bank.

The agreement provides for a revolving bank credit facility of up to $250 million or Canadian dollar equivalents (the “2016 Credit Facility”). The amount includes $100 million in committed credit as well as up to $150 million in uncommitted capital. The purpose of the 2016 Credit Facility is to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2016 Credit Facility matures and all indebtedness thereunder is due and payable on February 1, 2020. There can be no certainty that the 2016 Credit Facility will be renewed with terms favourable to the Company or for an amount of up to $250 million.

Payment and performance of the Company’s obligations under the facility are secured by certain forms of real property of the Company as well as guarantees by certain of the subsidiaries of the Company (collectively with the Company, the ‘‘Obligors’’). The 2016 Credit Agreement includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions, disposition of material assets, mergers and acquisitions as well as covenants to maintain a total net debt ratio of not greater than 3.5:1, a tangible net worth of not less than the aggregate of $1.75 billion plus 50 per cent of the Company’s consolidated net income for the fiscal quarter ending December 31, 2016 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 per cent of the proceeds of equity issuances or contributions after December 31, 2016, interest expense coverage of greater than 2.5 times and a minimum liquidity amount of $100 million (including 50 per cent of the market value of the Company’s bullion holdings). Advances under the 2016 Credit Facility are available in U.S. dollars and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Revised Lenders are each paid a standby fee on the undrawn portion of the 2016 Amended Credit Facility, which fee also depends on certain financial ratios of the Company. The 2016 Credit Agreement also includes typical events of default, including any change of control of the Company.

As of February 12, 2016, there were no funds drawn under the 2016 Credit Facility.

2012 Amended Credit Facility

The Company amended and restated its previous $350 million unsecured revolving credit facility on February 22, 2012 with a revised syndicate of financial institutions (collectively the ‘‘Revised Lenders’’) led by The Bank of Nova Scotia, the Canadian Imperial Bank of Commerce and Toronto-Dominion Bank. The amendments provided for a revolving bank credit facility of up to $500 million or Canadian dollar equivalents (the “2012 Amended Credit Facility”). The purpose of the 2012 Amended Credit Facility was to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2012 Amended Credit Facility was to mature and all indebtedness was to be due and payable on February 22, 2016.

Advances under the 2012 Amended Credit Facility were available in U.S. dollars and Canadian dollars and accrued interest at rates calculated with respect to certain financial ratios of the Company and varied in accordance with borrowing rates in Canada and the United States.

The 2012 Amended Credit Facility was terminated on February 1, 2016.

2012 Amended Letter of Credit Facility

The Company amended and restated its existing $50 million letter of credit facility on February 22, 2012 with The National Bank of Canada (the “Lender”). The amendments provide for a revolving bank credit facility of up to $75 million or Canadian dollar equivalents (“the 2012 Amended Letters of Credit Facility”). The purpose of the 2012 Amended Letters of Credit Facility remains to provide letters of credit as security in respect of obligations the Company may have as they relate to its asset retirement obligations. The Company has executed its option to extend the term of the facility for up to 364 days. The 2012 Amended Letters of Credit Facility matures on April 22, 2016 and the Company expects the maturity to be extended to April 22, 2017; however, there can be no certainty that the 2012 Amended Letters of Credit Facility will be renewed/extended and on terms favourable to the Company, but the Company has no reason to believe that such renewal/extension cannot be obtained. The 2012 Amended Letters of Credit Facility includes typical events of default, including any change of control of the Company.

The Lender is paid a standby fee on the undrawn portion of the 2012 Amended Letters of Credit Facility. Payment and performance of the Company’s obligations under the 2012 Amended Letters of Credit Facility are guaranteed by a performance security guarantee (“PSG”) as underwritten by Economic Development Canada. The PSG matures in June 2016 and is expected to be renewed beforehand.

As at February 12, 2016, there were approximately $2.7 million of funds drawn and issued in the form of Letters of Credit, under the 2012 Amended Letters of Credit Facility.

2012 Senior Unsecured Notes

On September 21, 2012, the Company issued at face value $650 million of senior unsecured notes. The 2012 Senior Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on October 1, 2020, and bear interest at the rate of 6.75 per cent per annum. Interest is payable in arrears in equal semi-annual instalments on April 1 and October 1 of each year. The 2012 Senior Unsecured Notes are guaranteed by some of the Company’s subsidiaries. The Company is using the proceeds of the 2012 Senior Unsecured Notes for general corporate purposes, including funding capital expenditures and exploration.

Except as noted below, the 2012 Senior Unsecured Notes are not redeemable, in whole or part, by the Company until October 1, 2016. On and after October 1, 2016, the Company may redeem the 2012 Senior Unsecured Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the 2012 Senior Unsecured Notes) and accrued and unpaid interest on the 2012 Senior Unsecured Notes up to the redemption date. The redemption price for the 2012 Senior

Unsecured Notes during the 12 month period beginning on October 1 of each of the following years is: 2016 – 103.375 per cent; 2017 – 101.688 per cent; and 2018 and thereafter – 100 per cent.

Prior to October 1, 2016, the Company may redeem some or all of the 2012 Senior Unsecured Notes at a price equal to 100 per cent of the principal amount of the 2012 Senior Unsecured Notes plus a ‘make-whole’ premium for accrued and unpaid interest.

The following are the contractual maturities related to the 2012 Senior Unsecured Notes, including estimated interest payments and excluding the impact of netting agreements.

	Payments due by period ($ millions)
At December 31, 2015	Carrying Amount	Contractual Cash Flows	< 1 Year	1-2 Years	3-5 Years	> 5 Years
2012 Senior Unsecured Notes	$635.0	$849.3	$42.9	$85.7	$720.7	$0

In addition to the ability to redeem the 2012 Senior Unsecured Notes as noted above, the Company may also make open market purchases of the 2012 Senior Unsecured Notes from time to time.

In 2015, the Company purchased, at face value, $15 million of the 2012 Senior Unsecured Notes for a cash consideration of $11.5 million, as described in note 18(a) to the Audited Consolidated Financial Statements.

There are no other contracts, other than those herein disclosed in this Annual Information Form and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year of the Company or before the most recently completed financial year but are still in effect as of February 12, 2016.

Item XII	Interests of Experts

The following persons and companies have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year of the Company ended December 31, 2015.

KPMG LLP, Chartered Accountants

The ‘qualified persons’ whose names are set forth herein, being: Lise Chénard, Craig MacDougall, Armand Savoie, Francois Ferland, Jérôme Girard, Philippe Gaultier, Gilles Ferlatte, Bruno Lemelin, G Mining Services Inc., Louis-Pierre Gignac, Réjean Sirois, Gabriel Voicu, Roscoe Postle Associates Inc., William Roscoe, Jamie Lavigne and Richard Morel.

To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies, except for KPMG LLP, beneficially owns, directly, or indirectly, or exercises control or direction over less than one per cent of the outstanding Common Shares. Lise Chénard, Craig MacDougall, Armand Savoie, François Ferland, Jérôme Girard, Philippe Gaultier, Gilles Ferlatte and Bruno Lemelin are employees of the Company.

KPMG LLP are the Company’s external auditors and have reported to the shareholders on the Company’s consolidated financial statements for the year ended December 31, 2015 in their report dated February 17, 2016. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations, and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

Item XIII	Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com. Information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s Management Information Circular pertaining to its Annual General Meeting of Shareholders, scheduled for May 4, 2016, which will involve the election of directors. Additional information is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2015.

SCHEDULE A

IAMGOLD CORPORATION

AUDIT AND FINANCE COMMITTEE CHARTER

1.	Overall Purpose and Objectives

The audit and finance committee (the “Committee”) will assist the directors (the “Directors”) of IAMGOLD Corporation (the “Corporation”) in fulfilling their responsibilities under its mandate and applicable legal and regulatory requirements. To the extent considered appropriate by the Committee or as required by applicable legal or regulatory requirements, the Committee will provide oversight review with respect to the integrity of the financial reporting process of the Corporation, the integrity of the Corporation’s financial statements, the system of internal controls and management of the financial risks of the Corporation, the performance of IAMGOLD’s internal audit function, the external audit qualifications, independence and performance, review of financial policies and the nature and structure of major strategic financial commitments. In fulfilling its responsibilities, the Committee maintains an effective working relationship with the Directors, management of the Corporation, internal audit and the external auditor as well as monitors the independence of the external auditor.

In addition to the powers and responsibilities expressly delegated by the Board of Directors to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Corporation’s bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee’s responsibilities are limited to review. Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements as well as the Corporation’s financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. The independent auditor is responsible for performing an audit of the Corporation’s annual financial statements, expressing an opinion as to the conformity of such annual financial statements with accounting principles generally accepted in Canada (GAAP) and reviewing the Corporation’s quarterly financial statements. It is not the responsibility of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosure are complete and accurate and in accordance with generally accepted accounting principles and applicable laws, rules and regulations. Each member of the Committee shall be entitled to rely on the integrity of those persons within the Corporation and of the professionals and experts (including the Corporation’s internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) and the Corporation’s independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

2.	Authority

(a)	The Committee shall have the authority to:

(i)	engage independent counsel and other advisors as the Committee determines necessary to carry out its duties;

(ii)	set compensation and authorize payment for any advisors employed by the Committee;

(iii)	communicate directly with the internal and external auditor of the Corporation and require that the external auditor of the Corporation report directly to the Committee; and

(iv)	seek any information considered appropriate by the Committee from any employee of the Corporation.

(b)	The Committee shall have unrestricted and unfettered access to all personnel and documents of the Corporation and shall be provided with the resources reasonably necessary to fulfill its responsibilities.

3.	Membership and Organization

(a) The Committee will be composed of at least three members of the Board. The members of the Committee shall be appointed by the Directors to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. Every member of the Committee must be a Director who is independent and financially literate. In this Charter, the terms “independent” and “financially literate” have the meaning ascribed to such terms by Applicable Laws, including currently the requirements of Multilateral Instrument 52-110 and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), which are reproduced in Appendix “A” attached hereto. The chairman of the Committee will be appointed by the Committee from time to time on the recommendation of the nominating and corporate governance committee and must have such accounting or related financial management expertise as the Directors may determine in their business judgment.

All members shall, to the satisfaction of the Board of Directors, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110, the rules adopted by the United States Securities and Exchange Commission and the NYSE Rules reproduced in Appendix “A” attached hereto.

No Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

As the rules set out in Schedule “A” may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedule is up-dated accordingly when required.

(b) The chairman of the Committee will be appointed by the Committee from time to time on the recommendation of the nominating and corporate governance committee.

(c) The Committee shall meet at times necessary to perform duties described above in a timely manner but not less than four times per year.

(d) The secretary of the Committee will be the Secretary of the Corporation or such other person as is chosen by the Committee.

(e) The Committee may invite such persons to meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or Applicable Laws.

(f) The Committee may invite the external auditor of the Corporation to be present at any meeting of the

Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(g) The Committee will meet as considered appropriate or desirable by the Committee. Any member of the Committee may call or the external auditor of the Corporation may request a meeting of the Committee at any time upon 48 hours prior written notice.

(h) All decisions of the Committee shall be by simple majority and the chairman of the Committee shall not have a deciding or casting vote.

(i) Minutes shall be kept in respect of the proceedings of all meetings of the Committee.

(j) Except as may be delegated by the Committee to any one or more members of the Committee, no business shall be transacted by the Committee except at a meeting of the members thereof at which a majority of the members thereof is present.

(k) The Committee may transact its business by a resolution in writing signed by all the members of the Committee in lieu of a meeting of the Committee.

4.	Role and Responsibilities

To the extent considered appropriate or desirable or required by applicable legal or regulatory requirements, the Committee shall, in respect of the:

(a)	Financial Reporting of the Corporation

(i)	review the quarterly and annual financial statements of the Corporation, management’s discussion and analysis and any annual and interim earnings press releases of the Corporation before the Corporation publicly discloses such information and discuss these documents with the external auditor and with management of the Corporation, as appropriate;

(ii)	consider the fairness of the quarterly and annual interim financial statements and financial disclosure of the Corporation and review with management of the Corporation and the external auditor whether,

•	actual financial results for the annual and interim periods varied significantly from budgeted, projected or previous period results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices of the Corporation; and

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(iii)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and consider their impact on the financial statements of the Corporation;

(iv)	review any legal matters which could significantly impact the financial statements of the Corporation as reported on by counsel and meet with counsel to the Corporation whenever deemed appropriate;

(v)	review the selection of, and changes in the accounting policies of the Corporation;

(vi)	review judgmental areas, for example those involving a valuation of the assets and liabilities and other commitments and contingencies of the Corporation;

(vii)	review audit issues related to the material associated and affiliated entities of the Corporation that may have a significant impact on the equity investment therein of the Corporation;

(viii)	discuss the Corporation’s earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, if applicable;

(ix)	meet with management and the external auditor of the Corporation to review the annual financial statements of the Corporation and the results of the audit thereof; and

(x)	meet separately and periodically with the management of the Corporation, the external auditor of the Corporation and the internal auditor (or other personnel responsible for the internal audit function of the Corporation) of the Corporation to discuss any matters that the Committee, the external auditor of the Corporation or the internal auditor of the Corporation , respectively, believes should be discussed privately;

(b)	Internal Controls of the Corporation

(i)	review the planning and implementation of work of the internal auditor pursuant to the internal audit charter, which charter shall be approved by the Committee from time to time, including, without limitation, the identification and management of risks to the Corporation through the implementation of a system of internal controls appropriate to the Corporation;

(ii)	review the areas of greatest financial, and reporting and disclosure risks to the Corporation and whether management of the Corporation is managing these risks effectively;

(iii)	review and determine if internal control recommendations made by either the internal or external auditor of the Corporation have been implemented by management of the Corporation;

(iv)	review and be satisfied that adequate procedures are in place for the review of the public disclosure of the Corporation of financial information and periodically assess the adequacy of those procedures; and

(v)	establish procedures for,

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters relating to the Corporation;

(c)	External Auditor of the Corporation

(i)	recommend to the Directors,

•	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation; and

•	the remuneration to be paid to the external auditor of the Corporation;

(ii)	review the proposed audit scope and approach of the external auditor of the Corporation and ensure no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

(iii)	review the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditor of the Corporation regarding any financial reporting matter and review the performance of the external auditor of the Corporation;

(iv)	consider the qualification and independence of the external auditor of the Corporation, including reviewing the range of services provided by the external auditor of the Corporation in the context of all consulting services obtained by the Corporation;

(v)	pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation and, to the extent considered appropriate: (i) adopt specific policies and procedures in accordance with Applicable Laws for the engagement of such non-audit services; and/or (ii) delegate to one or more independent members of the Committee the authority to pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation provided that the other members of the Committee are informed of each such non-audit service;

(vi)	review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(vii)	review with the external auditor of the Corporation any audit problems or difficulties and management’s response to such problems or difficulties;

(d)	Financial Matters

The Committee shall review and, where appropriate, make recommendations to the Directors regarding:

(i)	policies relating to the Corporation’s cash flow, cash management and working capital, shareholder dividends and related policy, and share issuance and repurchases;

(ii)	financing plans, including capital market and off-balance sheet transactions, including, without limitation, equity, debt and sale-leasebacks that may have a material impact on the Corporation’s financial position;

(iii)	capital expenditure budgets and proposed major capital expenditure (development and exploration) projects;

(iv)	acquisitions, joint ventures, divestitures and other similar transactions; and

(v)	other transactions or financial issues that management wishes to be reviewed by the Committee.

(e)	Other Matters

(i)	The Committee shall review and approve all related party transactions;

(ii)	The Committee shall receive and review periodic reports from management relating to disclosure and compliance with laws and regulations;

(iii)	The Committee shall review human resource and succession planning for accounting, finance and internal audit staff;

(iv)	The Committee shall perform an annual self-evaluation of its performance including fulfilling its responsibilities as set out in this charter;

(v)	The Committee shall review and assess annually this charter and recommend any proposed changes to the Board of Directors for approval and perform an annual evaluation of the performance of the Committee, the results of which shall be reported to the Board of Directors.

5.	Communication with the Directors

(a)	The Committee shall produce and provide the Directors with a summary of all actions taken at each Committee meeting or by written resolution.

(b)	The Committee shall produce and provide the Directors with all reports or other information required to be prepared under Applicable Laws.

Appendix A

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Corporation, which could reasonably interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Corporation and, as such, cannot be a member of the Audit Committee:

a.	an individual who is, or has been within the last three years, an employee or executive officer of the Corporation;

b.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c.	an individual who:

i.	is a partner of a firm that is the Corporation’s internal or external auditor;

ii.	is an employee of that firm; or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

d.	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

i.	is a partner of a firm that is the Corporation’s internal or external auditor;

ii.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

e.	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f.	an individual who received, or whose immediate family member who is employed as an executive officer of the Corporation received, more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Corporation if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, any individual who:

a.	has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

b.	is an affiliated entity of the Corporation or any of its subsidiary entities,is deemed to have a material relationship with the Corporation, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

a.	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

b.	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Corporation that may interfere with the exercise of his/her independence from management and the Corporation.

In addition:

a.	A director who is an employee, or whose immediate family member is an executive officer, of the Corporation is not independent until three years after the end of such employment relationships.

b.	A director who receives, or whose immediate family member receives, more than $120,000 during any twelve-month period in direct compensation from the Corporation, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 during any twelve-month period in such compensation.

c.	A director is not independent if: (a) the director is a current partner or employee of a firm that is the Corporation’s internal or external auditor; (b) the director has an immediate family member who is a current partner of such a firm; (c) the director has an immediate family member who is a current employee of such a firm and personally works on the Corporation’s audit; or (d) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Corporation’s audit within that time.

d.	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Corporation’s present executives serve on that corporation’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

e.	A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a corporation that makes payments to, or receives payments from, the Corporation for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other corporation’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an investment corporation may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

a.	Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

b.	Be an affiliated person of the issuer or any subsidiary thereof. An “affiliated person” means a person who directly or indirectly controls IAMGOLD, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, IAMGOLD.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Financial Expert under SEC Rules

An audit committee financial expert is defined as a person who has the following attributes:

a.	an understanding of generally accepted accounting principles and financial statements;

b.	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.	an understanding of internal controls and procedures for financial reporting; and

e.	an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

a.	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

b.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.	other relevant experience